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DATE : 1/13/03

HBOS plc

Annual Report and Accounts 2001



The New Force

INTELLIGENT FINANCE™
is a division of HALIFAX plc

CLERICAL MEDICAL
The choice of the professional

St Andrew's
GROUP

CAPITAL BANK
A BANK OF SCOTLAND GROUP COMPANY

THE MORTGAGE BUSINESS

Group Contribution
- £1,403m profit (2000 £1,567m)
- 47% contribution
- £131bn customer lending
- 32,000 colleagues

Strategic Objectives
- Market leadership in mortgages and savings
- Fastest growing banking and consumer credit brands
- The UK's most successful bancassurance operation

Brands
- Halifax
- Bank of Scotland
- Intelligent Finance
- Birmingham Midshires
- Halifax Estate Agents
- The Mortgage Business

Group Contribution
- £772m profit (2000 £593m)
- 26% contribution
- £70bn funds under management
- 8,000 colleagues

Strategic Objectives
- Offer customers a wide choice of brands with multi-channel access
- Growth in asset management business
- Single low cost scale platform for growth

Brands
- Halifax
- Clerical Medical
- St. James's Place Capital
- esure
- St Andrew's
- Halifax Equitable
- Bank of Scotland Investors Club

Group Contribution
- £308m profit (2000 £290m)
- 10% contribution
- £19bn customer lending
- 6,000 colleagues

Strategic Objectives
- Break the mould in business banking
- Creative solutions for customer value
- Major market presence in England and Wales

Brands
- Bank of Scotland
- Capital Bank
- Lex Vehicle Leasing/Godfrey Davis
- Hill Hire
- Bank of Scotland Ireland/ICC Bank
- Capital Finance Australia

Group Contribution
- £515m profit (2000 £376m)
- 17% contribution
- £35bn customer lending
- 1,000 colleagues

Strategic Objectives
- Growth from the enlarged balance sheet
- Franchise extension in UK, Europe and North America
- Quality earnings growth based on sound credit quality
- To be the standard by which others are judged

Brands
- Bank of Scotland

Group Contribution
- £169m profit (2000 £210m)
- 6% contribution
- £11.8bn risk weighted assets
- 500 colleagues

Strategic Objectives
- First choice provider of Treasury Solutions to HBOS customers
- Sustained quality earnings profile
- Pre-eminent sector earnings rating

Brands
- HBOS Treasury Services

HBOS plc
www.HBOSplc.com

HALIFAX | BANK OF SCOTLAND | Birmingham Midshires | esure | ST. JAMES'S PLACE PARTNERSHIP

Retail Banking

Profile

- HBOS retail banking operations
  - branch, telephone, internet channels
  - joint venture and affinity relationships
  - telenet bank
  - estate agency
- Consumer champion products

Market Position

- No1 in Mortgages and Savings
  - £126bn of customers' mortgages
  - £102bn of customers' savings
- Fast growing banking products
  - bank accounts, 22% of new bank accounts
  - credit cards, 25% of new cards
- Fast growing personal lending

Insurance & Investment

Profile

- Long-term savings, personal lines insurance and asset management
- Unique 3 channel model
  - bancassurance
  - independent financial advisors
  - private bankers
- New generation telenet insurance

Market Position

- £1.1bn in life, pension and investment effective premium income
- £1.1bn in personal lines insurance premium income
- £70bn assets managed
- UK leading arranger of household insurance

Business Banking

Profile

- Banking services for businesses with a turnover of less than £10m p.a
- Range of asset finance products
- SME champion products

Market Position

- £19bn of customer lending
- £10bn of customer deposits
- UK's largest contract hire operator

Corporate Banking

Profile

- Banking services for businesses with a turnover of more than £10m p.a
- Range of specialist financing
  - acquisitions
  - project
  - joint venture
  - housing
  - assets

Market Position

- £35bn of customer lending
- £7bn of customer deposits
- UK market leader in
  - MBO financing
  - bank finance for social housing
  - public to private financing

Treasury

Profile

- Wholesale funding and liquidity management for HBOS Group
- Market risk management
- Capital raising for HBOS Group
- Treasury products for customers

Market Position

- Major sterling money market presence
- Wide range of money market, bond market, derivatives and foreign exchange activities
- High grade investment portfolio – 99% of assets rated A or higher and 86% rated AAA

Profit* £3.0bn
Assets £312bn
Customers 20m
Colleagues 60,000
Shareholders 2.8m

*before tax, exceptional items and Intelligent Finance

The New Force

The new agenda:

1. Greatest customer advocacy
2. Most motivated colleagues
3. Highest sector rating

HBOS plc
www.HBOSplc.com

Chairman's Statement

The merger gives us scale where it was needed, support where growth would have been inhibited, and earnings power driven by superb products and services.

Highlights:

- shared values, shared vision, and an ambition to seek out new opportunities
- the right conditions for the 'new force in banking' to make great strides in 2002
- the best people from an exceptional pool of talent

[illegible]

This is the first Annual Report of HBOS plc, a new company created from the merger between the Bank of Scotland and the Halifax. I will spare the reader a standard Chairman's comment on the numbers as if the merger had not happened. They are what they are – the starting point for life as HBOS.

A quote from the Bank of Scotland's last Annual Report by Sir John Shaw, the Governor of Bank of Scotland at the time of the merger, gives a good insight into why Halifax and Bank of Scotland grasped the opportunity to create additional value for shareholders, despite our scepticism of consolidation in general.

"The Group has exhibited two characteristically fundamental strengths – an ability to stretch itself to grasp large-scale opportunities and a willingness to learn the right lessons from the marketplace".

Penned from a Bank with a 305-year history, the acceptance of change in markets and the way in which value should be delivered to customers and shareholders alike resonated loudly with the operating philosophy at Halifax. Even an organisation as cautious about consolidation as the Halifax could see that here was an organisation with shared values and an ambition to seek out new opportunities to move forward.

Merger discussions were concluded quickly following the first meeting between the two teams. The speed of the merger demonstrated the shared vision of where the growth opportunities would lie and an excitement at the thought that the position as 'the new force in banking' was ours for the taking. This was a 'merger of equals' where relative size was always secondary to the shareholder value that teams with a shared vision can create.

[illegible]

As this Annual Report is being put together, it is difficult to assess the scale and impact of the economic slowdown. However, as I write this Chairman's report in early 2002, I can report that all our businesses had an excellent year and are continuing to perform well.

The scale of the new earnings power is evident with strong sales and clear growth.

In Retail the focus on simple products and real value for both new and existing customers has been rewarded with exceptional performances in mortgage lending, savings inflows, current account and credit card sales. We all feel a real buzz in the branches with the knowledge that we are developing long-term profitable relationships with our customers. And when I see what Intelligent Finance has achieved in its first year, I congratulate my colleagues. They ignored the short-term siren calls to scale down investment in anything to do with new channel development.



Dennis Stevenson
My main business activities are as Chairman of Pearson plc and HBOS plc, having been Chairman of Halifax Group plc. I am also a Non-Executive Director of Manpower Inc.

In the Insurance & Investment businesses sales were equally impressive with particularly strong contributions from Clerical Medical and the Bancassurance operations increasingly benefiting from sales generated by the newly acquired former Equitable salesforce. I am glad to report that esure is off to a good start leveraging the benefits of banking customer data and the lower cost of new channel based operations. This year's launch of the Asset Management business as a standalone, separately branded investment house will capitalise on the outstanding investment performance of Clerical Medical and provide a new platform for growth in the investment market.

a big noise in 2002 as that business competes head on in a market where value to the customer is limited and the conditions exist for the new force to establish a clear alternative.

Treasury, where perhaps the most obvious merger of similar operations is now under way, will pursue a clear but primarily customer focused strategy. This reflects the reality that the quality of earnings for this part of our business is best served by focusing on customer flows both internal and external together with low risk securities investment, rather than more volatile proprietary trading activities.

Rarely have two great brands and two great organisations combined to offer so much potential for extraordinary growth.

In Corporate Banking the growth rate of over 30% – continued this year – gives good grounds for confidence in the team's ability to grow quality assets, at a time when fair weather lenders leave the scene pleading prudence as an excuse for capping their provisions growth. We make no apology for growing this business, based as it is on a sound philosophy of long-term customer partnerships. This will see provisions grow, as they have this year, reflecting not only strong asset growth but also the reality of the current economic conditions. Sticking with customers through the difficult times and working through problems with them is just as much a part of the deal as the initial loan terms themselves – something our customers can rely on as they make long-term decisions about their businesses and their partners.

Business Banking with around a 20% underlying growth rate in 2001 will make

BankWest, in which HBOS's shareholding at 31 December 2001 was 56.3%, not only implemented a major organisational restructure, but also increased profits by 16% as it increased its share of the national market.

The merger combination gives scale where it was needed, balance sheet and funding support where growth would have been inhibited and a new scale of earnings power driven by product and service propositions that attack the entrenched competition. Rarely can two great brands and two great organisations have combined with so much potential for extraordinary growth.

A 'fudge free' management team

The new line-up sees an array of exceptional talent leading the operating divisions drawn from Bank of Scotland and Halifax. We haven't messed about with some uneasy peace derived from 'one for you and one for me'. Instead we put the best people in the right jobs irrespective of their previous home. Cutting through the usual merger distractions in this way meant that on day one of the merger, we hit the ground running with all the senior appointments agreed. Within three months all the supporting team decisions were made and management concentrated on business performance with integration very much part of the business-as-usual task list.

We welcome to the Board Phil Hodkinson (from Zurich Financial Services) to head up the Insurance & Investment Division. With over twenty years experience in that industry and a belief that there is always something better than the status quo, Phil has already found himself very much at home in HBOS.

I thank the Directors from both Bank of Scotland and Halifax who stood down this year as part of the merger. Their contribution over many years to both organisations was self-evident in the strength of both Boards and the selfless nature of those who have stood aside to see a new Board created for HBOS. I also want to thank the 60,000 colleagues who are now embarked on the new venture that will see the reality of 'the new force in banking'. They have achieved tremendous results in 2001 at a time when for many they have had to grapple with the inevitable personal uncertainties of a merger.

2001 was an exhilarating year for me as your Chairman, firstly as Chairman of Halifax and now as Chairman of HBOS. I am acutely aware of the proud heritage of both Bank of Scotland and Halifax and my colleagues and I are determined that our efforts will reflect and live up to this heritage. HBOS is focused on delivering value for its shareholders. I have great confidence in our ability to make great strides in this in 2002.

Dennis Stevenson
Chairman

Deputy Chairman's Statement

Our two businesses have a common philosophy and little overlap.

Highlights:

- two complementary businesses
- early clarity on management roles and responsibilities
- we will deliver £690m of synergies

The announcement in May of the merger between Bank of Scotland and Halifax was greeted with remarkable enthusiasm. I use the word 'remarkable' because it is rare that the market greets a no-premium, all-paper merger with any enthusiasm at all. And in our case, there were no 'slash-and-burn' type cost savings. So the well-nigh universal acceptance was as pleasant a surprise as it was a sensible reaction. It is a very good transaction for our shareholders, for our staff and our customers – and one which our competitors will come to hate!

The real problems in a merger come from ensuring that people work together and that the corporate cultures fit. That is why takeovers are usually easier to manage: there is no dubiety nor argument as to which culture is going to dominate. But here we were extremely fortunate: Bank of Scotland and Halifax have worked closely together over many years – for example Bank of Scotland processed Halifax's initial credit card portfolio and it also seconded a team of people to help in the aftermath of the property crisis at the start of the 'Nineties'. So there were people in both organisations who had known each other over a long period. That helps. It also helped that our two businesses were largely complementary. There was very little overlap.

Effective integration starts with clarity in management roles and responsibilities. At the Divisional Chief Executive level, it was very obvious who should do what, driven by the relative pre-merger strengths of



Peter Burt
Having worked in the computer industry, I joined Bank of Scotland in 1975. In 1979, I became Assistant General Manager responsible for the Oil and Energy Department and then Head of the International Division in 1985. I was appointed Treasurer and Chief General Manager of Bank of Scotland in 1988 and Group Chief Executive in 1996.

Upon the successful completion of the merger of Halifax and Bank of Scotland I became Deputy Chairman of HBOS plc.

complementary businesses. Hence George Mitchell and Colin Matthew from Bank of Scotland head up Corporate and Business Banking respectively with Andy Hornby from Halifax heading up Retail for the Group. As Dennis has mentioned we welcomed Phil Hodkinson just after the merger. In Treasury, where arguably the one real merger has had to occur, Gordon McQueen from Bank of Scotland now leads the new team.

On Day One of the merger, the top 50 senior appointments were in place and within three months the top teams comprising some 450 people in total were in place and driving their businesses forward.

Clarity of management and complementarity of businesses were important. Even in projects which are split pretty much pro rata across the various businesses.

All that is important. But most important of all is the fact that both banks shared a common philosophy. Each had an objective of aggressive growth by providing a first-class service to our customers. Today we will provide the added value which will enable the combined business to grow strongly and profitably.

Having this shared philosophy – that providing better value and a better service to customers is the only way to create long-term growth in shareholder value, that profit is an outcome of running the business well for customers not an objective in its own right – made the

A bank's reach should exceed its grasp.

Information Technology where Bank of Scotland and Halifax might have appeared to have quite different philosophies, one seemingly biased towards outsourcing and the other in-sourced, in reality there was not much philosophical difference. Each business division is now in control of its own decentralised IT software with the centre in charge of the provision of infrastructure. Large-scale outsourcing arrangements are being reviewed in tandem with alternatives and the best solutions for HBOS will be applied.

Synergies are firmly embedded in the Divisional Profit Plans. Mike Ellis and I are charged with monitoring delivery and we are certainly making very good progress. We expect that the merger will deliver £690m of synergies over the next three years, an increase on our first assessment of £620m announced at the time of the merger. In total they come from no less than 70 major initiatives and some 240

decision to merge easy. It also is critical in the implementation of that decision.

Effective integration apart, the essential element in delivering performance is, as always, management. Here the merger has given HBOS an exceptionally strong management team. James Crosby and my colleagues, old and new, are extremely bright, extremely able and extremely well motivated. To (mis)quote Browning: "Ah, but a bank's reach should exceed its grasp, or what's a heaven for?" With such able colleagues, I am confident that we can both reach and grasp!

Peter Burt
Deputy Chairman

Chief Executive's Statement

It's a rare business indeed that delivers outstanding outcomes for all three stakeholder groups.

Highlights:

- our customers must be our greatest advocates
- our colleagues are central to our ambitions – they must be the most highly motivated in our industry
- our shareholders deserve growth – we will make sure it is quality growth

The creation of HBOS is all about growth; delivered through a pro-competition strategy which genuinely aspires to deliver outstanding outcomes for each of our three stakeholder groups: customers, colleagues and investors.

The battle for customers' hearts and minds, whether they're individuals, companies or intermediaries, has never been nearly so important as it is today.

In so many areas our industry still evidences a failure of competition. But in due course those who manage their business in the belief that the customer won't vote with his feet or whose pricing maxim is to charge as much as they can get away with today, will fail.

HBOS accepts without question that to grow our relationships with customers, we have to deliver value, absolute transparency and quality service. And translating that into a customer stakeholder goal – quite simply our customers have to rate HBOS as the best, since in the financial services market of the 21st century the real power is theirs.

Every time our customers make contact with any HBOS business, at a branch, over the phone or via the web, they will instinctively compare us to the competition and make a judgement about us. Colleagues right across HBOS have a massive say in that judgement.



James Crosby

My seventeen years in Scotland with Scottish Amicable included ten years as a fund manager followed by senior positions in IT, marketing, finance and corporate development. In the latter role I led the establishment of the joint venture with J Rothschild Assurance (1991) of which I was a director until 1994.

In 1994 I joined Halifax Building Society to set up a new bancassurance business and in 1996 then led the acquisition of Clerical Medical. On 1 January 1999 I was appointed Chief Executive of Halifax Group plc and became Chief Executive of HBOS plc upon successful completion of the merger.

We are hungry for growth and everywhere we set each other tough targets then work together to make them happen. Demanding performance absolutely needs a really top class team to make it happen but even more importantly it calls for 60,000 colleagues who are passionate about each and every one of HBOS's products and services; in short, an army of advocates.

A superior rating

The HBOS strategy is distinctive and challenging. And in our 60,000 colleagues, we believe we have the team to deliver it exceptionally well. But investors are both our judge and jury.

Through our delivery we must persuade them to rate our earnings higher than anyone else's in the sector; and that is our core shareholder value goal.

Customers call the shots

Everywhere we seek to revolutionise the way our customers feel about us, always seeking to deliver something different and recognising that everyday we must earn the right to retain customers.

In Corporate, our competitive advantage is very heavily driven by our ability to innovate and respond quickly to our customers' requirements; key aspects of the Bank of Scotland pedigree. But we also pride ourselves on having the flexibility, whenever realistic, to see customers through the bad times as well as the good. After all a bank that pulls back at the first whiff of trouble does not deserve the partnership we seek with each of our corporate customers.

Last year our Investment businesses showed their real potential. We have a unique range of offerings for customers extending from sophisticated complete advice provided by the St. James's Place partnership and the recently acquired former Equitable salesforce and the tailored support Clerical Medical gives independent advisers through to the in-branch Halifax consumer champion strategy we apply to mainstream investment products.

In Retail, this year's results demonstrate very clearly how a consumer champion strategy can produce exceptional growth. We have two imperatives; realistic pricing reflected in products that deliver real value to consumers and simple transparent charging so they know precisely what they are paying and why. Coupled with aggressive pro-consumer PR work and populist advertising for our core retail brands, Halifax and Bank of Scotland, these are the key ingredients of a truly mould-breaking consumer champion strategy. Intelligent Finance's futuristic banking concept is creating a whole new market and on the clear evidence of its first year's results its unique offering has enormous appeal to customers.

And in extending Bank of Scotland's SME banking services right across Halifax's distribution network in England and Wales, value, simplicity and aggressive marketing will also be at the centre of an ambition to create enduring growth for our shareholders by once again championing the interests of customers; this time in SMEs.

Colleagues make it happen

Earning the advocacy of all 60,000 HBOS colleagues is a tall order. Listening to colleagues' views through regular monthly polling and detailed annual surveys and then acting on their feedback is very much part of how we ensure the two-way flow that builds commitment to our company and its goals.

When we announced our merger we enjoyed extraordinary support from our colleagues across HBOS. We have to be sure to preserve and enhance that support in the months ahead. Nowhere is that more important than amongst our 4,000 IT professionals who will take the lead in the crucial area of IT integration over the next three years.

Great products and services, and the buzz created by combative marketing and advertising actually starring HBOS colleagues have encouraged some extraordinary improvements in product advocacy, where it matters most – in the front line, in front of the customer.

Everywhere, advocacy is reinforced by local share and cash based incentive schemes, which link rewards to local performance. These are measured by sales and retention, cost control and a host of other local factors. The bottom line is that good performance is rewarded, poor performance is not and exceptional achievements are rewarded exceptionally.

Growth but not at the expense of quality

To get the best rating for our earnings we must deliver growth but also earnings that are predictable and sustainable and therefore of the highest quality.

The newly created HBOS draws great strength both from its position as a low cost player in each of its core businesses and the sheer diversity of those businesses. The exceptional growth in sales so evident in these results, particularly in Retail and Insurance & Investment, shows just how fast productivity is improving; underlining the opportunity we have to make ourselves the lowest cost provider in each and every one of our businesses. And whilst all our

> We will capitalise on the qualities which brought us together; in all our markets we aim to offer customers value, transparency and service.

Chief Executive's Statement continued

divisions will deliver growth the inherent balance of our business will be preserved; in the medium term we are targeting earnings contributions of 50% Retail, 25% Insurance & Investment with 25% accounted for by Corporate, Business and Treasury.

In the midst of the economic slowdown we will see this year the importance of asset quality is not in doubt. And for HBOS this too is a source of comparative advantage. A well diversified balance sheet centres around residential mortgages which account for about two thirds of customer lending. And whilst we are achieving substantial growth in our consumer finance businesses, it is clear that this has not and will not be at the expense of credit quality.

In corporate and business lending we have a long established determination not to follow fashions. Diversification of our assets, their 'old economy' characteristics and our track record of working through tough situations with our customers are the hallmarks of a loan portfolio which will perform comparatively well; even in difficult times.

Finally, the HBOS merger brings together two of the most conservative Treasury operations in the City; perhaps best illustrated by the fact that 99% of the investment portfolio assets of the merged entity have credit ratings of A or higher. 86% are AAA credits.

Such cost advantages, diversity of business mix and asset quality, all emphasise the sheer quality of HBOS's earnings power. But more than anything else, it was Halifax and Bank of Scotland's shared vision of how best to exploit this quality which brought us together as HBOS; in all our markets we aim to have customer propositions which offer value, transparency and service.

We will always be realistic on pricing and seek to achieve sustainable margins; the foundation of quality growth. Last year just such a strategy applied in the mortgage market paid huge dividends for HBOS with net lending market share soaring to 31%. At the same time our strategy of exposing exploitative pricing practices in current accounts has led to a revolution in banking; one that is operating very obviously in HBOS's favour.

Demanding goals, superior performance

Our new business has set itself the most demanding of goals – for customers, colleagues and shareholders alike. In doing so we have laid out the most distinctive strategy in our marketplace. These results show very clearly how this strategy is already delivering extraordinary growth in sales and balances; in Retail, Insurance & Investment, Business and in Corporate Banking. Delivering the merger synergies will boost earnings, but right from the start we believe we will be able to demonstrate underlying growth in each of our divisions; the real inspiration behind the creation of HBOS.

James Crosby
Chief Executive

HBOS intends to deliver outstanding outcomes for all its stakeholders. We will...


HALIFAX
win the greatest customer advocacy.
20m customers, over a quarter of mums, dads, kids...

and achieve the highest sector rating.

The New Force in Banking with over 300 years of experience – HBOS's head office sits proudly on The Mound in Edinburgh.




have the most motivated colleagues...

Lynne Ferguson, a Customer Service Consultant at IF's Contact Centre in Livingston enjoys a little light relief at the end of another busy day.


ACCOUNT


IBM
BANK OF SCOTLAND
Customer
Customer Services
Current Accounts
Savings and Investments
Loans & Mortgages
Credit, Charge & Debit Cards
Insurance & Travel
Complementary
Features
Interest Rates
Products
Review
Close
Exit

The New Force in Retail Banking



Andy Hornby
At ASDA, I worked closely on the strategic development of the business. As Retail Managing Director I had responsibility for 36 stores and 14,000 employees, and was most recently Managing Director of George, ASDA.

In November 1999 I joined Halifax as Chief Executive, Halifax Retail and was appointed to the Board. I am responsible for all the retail banking activities of Halifax and Bank of Scotland which extend to some 1,500 retail banking and estate agency outlets.

Great value products coupled with transparent and honest communication delivered by the friendliest colleagues in the industry will create the most consumer-friendly bank in the UK.

Andy Hornby, Chief Executive, Retail Banking

Strategic aims:

- market leadership in Mortgages and Savings
- to be the fastest growing Banking and Consumer Credit Brand in the UK
- to build the UK's most successful bancassurance operation

Revolutionising the customer experience...
Angela Anderson from Queens Street Branch, Glasgow, features in Bank of Scotland's advertising for current accounts

The New Force in Retail Banking continued

Extraordinary distribution strength

The HBOS Retail Bank has the largest customer base and broadest distribution reach of any UK financial institution. Operating through five consumer brands serving an incredible 20 million personal customers. Each brand is positioned to compete in a specific market segment. Halifax and Bank of Scotland have a long tradition of serving mainstream consumers and are two of the strongest brands in the UK offering the complete range of financial services to this market. Intelligent Finance serves a generally younger and financially sophisticated consumer, with Birmingham Midshires and The Mortgage Business specialist brands meeting specific customers' borrowing needs.

Over a quarter of the British population have a relationship with at least one brand of the HBOS Retail Bank. No other UK financial institution comes close to such a large customer base. We operate across the entire range of financial services distribution channels (retail branches, agencies, estate agencies, telephone, Internet and via intermediaries).

With the Halifax and Bank of Scotland brands operating throughout the UK we have 1,100 bank branches. We are represented in every single major town in the UK, with many branches in prime retail sites. We are determined to be in the best locations for our customers.

We also operate 700 Halifax agencies (typically based within estate agents or solicitors) where customers can carry out basic banking transactions. These agencies have helped provide our customers in rural communities with banking services.

Through a chain of estate agency outlets we are the second largest estate agency in the country under the brand of Halifax Estate Agents providing home buying services and also another distribution outlet through which we supply mortgages.

Through Intelligent Finance we are at the forefront of developing telephone and Internet banking. Intelligent Finance is a unique product concept which gives exceptional value for money for customers through 'netting off' a customer's borrowings and savings. In the first year of operation Intelligent Finance has built up over 155,000 customers and achieved a 9% share of the UK net mortgage lending market making it the most successful new generation bank in the UK.

To offer customers a complete choice of how they can do business with us through the Halifax and Bank of Scotland brands, we also run 11 Call Centres. Our 5,000 colleagues working in these Call Centres offer a complete range of products and services over the phone.

In addition, we also offer a comprehensive online banking service to Halifax and Bank of Scotland customers. Over 1 million customers now benefit from the convenience of this service and the great value offered by special online products, such as Websaver, a savings account customers can design for themselves and operate entirely over the Internet.

We are also the country's leading provider of mortgages through the intermediary channel. Operating under five different brands in this marketplace (Halifax, Bank of Scotland, Birmingham Midshires, The Mortgage Business and Intelligent Finance), we supplied over 30% of mortgages sold through intermediaries in 2001.

Our partnership and affinity relationships are very important to us and we are one of the leading providers of financial services through these channels. This enables us to reach an even wider customer base through joint venture operations with major players such as Sainsbury's, Centrica and Zurich.

Being different and meaning it

For many years, retail banks in the UK have earned high profits from exploiting the inertia of their customer bases. Put most simply, banks have often offered expensive, complicated products which are difficult for customers to understand and all too often provided poor value for money. HBOS Retail Bank has set out to be fundamentally different:

We aim to offer customers outstanding value for money right across our product range.

Our products and prices are easy to understand.

We give our customers the choice of dealing with us through whatever channel suits them best – branch, telephone or the Internet.

Our biggest point of difference is that we are developing the friendliest and best motivated banking workforce in the UK. Nearly all of the 32,000 colleagues within the Retail Bank receive share options and all receive bonuses paid according to the performance of their individual branch. No other UK bank has such a radical approach to share based remuneration at all levels of the organisation.

Beating the competition

2001 has been an exceptional year for the HBOS Retail business. In each of our core markets we have delivered outstanding sales and market share growth:

We achieved an extraordinary 31% share of the net lending mortgage market. A 31% share of net lending means that HBOS has achieved around three times the market share of any other UK competitor. The main reasons for the substantial growth in 2001 were:

Mulhith Karim, Banking Advisor, Kensington High Street Branch, Halifax



Andi Wilby, Customer Service Advisor, Halifax Direct



Around 350,000 of our customers benefited from transferring to considerably cheaper long-term mortgage rates, definitive proof of Halifax's desire to be the 'customer's champion'.

Our mortgage market share in 2001 was also boosted by a massive contribution from Intelligent Finance who provided over £5.2bn of lending during the year, an extraordinary contribution for a new generation bank.

Birmingham Midshires and The Mortgage Business both had an exceptionally successful year in the specialist lending markets in which they operate. As a result HBOS is the clear market leader in buy-to-let mortgages and mortgages to self-employed customers.

Cross selling general insurance products on the back of our mortgages has made us a leading arranger of household insurance in the UK with over 778,000 policies sold through Retail channels in 2001.

Bank accounts

HBOS is the clear customer champion in current accounts in the UK. In 2001 we launched the high street account which currently pays 20 times more interest than the traditional high street banks. We also currently charge approximately half the overdraft rates of the main competitors. Identical pricing benefits have been offered to Bank of Scotland customers in 2002.

Most people who live in England, Wales and Northern Ireland will be familiar with the adverts starring Howard Brown from our Sheldon branch who has taken the nation by storm advertising to the tunes of 'Sex Bomb' and 'Angel'.

Bank of Scotland customers north of the border will similarly have found it hard to miss Angela Anderson from Glasgow and her star performance in the Bank of Scotland's current account television advertisement.

The success of the new product range and the advertising has been extraordinary and HBOS has gained more than 22% market share nationally of new or transferred current account business over the last 12 months.

HBOS set out to establish itself as the clear No. 1 provider of new credit cards in the UK marketplace. In 2001, we issued more than 1.1m credit cards establishing us as comfortably the largest provider of new credit cards in the UK.

In the personal lending markets we have also achieved extraordinary growth in 2001 under both the Halifax and Bank of Scotland brands. Lending in these brands increased by 43% in secured personal loans and 35% in unsecured loans.

The Group also had an exceptional year in the savings market in 2001 and saw balances in savings and banking products increase by £8.5bn in the year.

The Group is comfortably the No. 1 savings provider in the UK with over 16 million customers and a massive £102bn of retail balances. Proof of the enduring popularity of the Halifax savings franchise stems from the fact that we achieved a 25% share of new money in to cash ISAs in the first six months of the 2002 tax year and sold over 115,000 Equity Tracker ISAs in 2001. This strong savings base gives us the platform on which we are building our successful investment business.

Our performance

Profit before tax, exceptional items and Intelligent Finance declined by £164m to £1,403m. The primary driver behind this change was the retail strategy of facing into unsustainable retail spreads. We have therefore quite deliberately reduced our product spreads to improve customer retention and to compete aggressively for new business.

The planned reductions in retail spreads, the acceleration of sales and improvements in retention have all been in line with market expectations borne out of public statements on these issues. Overall the performance in operating income was stable despite accommodating the expected decline in the HBOS retail spread from 221bp to 207bp.

Non-interest income grew by £31m to £701m an increase of 5%. The pace of growth was impacted by a volume related increase in ATM interchange fees attributable to the success of our new current account product together with the withdrawal of surcharges for customers who use competitor ATMs, resulting in a £62m reduction in other income year on year.

Operating expenses grew by 10% in the year, primarily driven by additional staffing costs, technology investments and marketing. Staff costs grew by 6% overall as the growth momentum necessitated an increase in the numbers of front line colleagues to deliver the desired levels of sales performance and customer service. Technology spend particularly at Bank of Scotland increased as new investments were made in core branch banking systems. Marketing support for product sales required an increased investment in all broadcast media and in direct marketing with total spend here up 21%.

The overall charge for provisions increased by 3% reflecting the high quality asset growth and performance in the year. Overall, mortgage credit quality, as measured by arrears performance and closing provisions as a percentage of

Darren Scott, Customer Service Officer, Castle Terrace Branch, Bank of Scotland



31% of the UK's net mortgage lending

Halifax	£7.46bn
Bank of Scotland	£2.55bn
Intelligent Finance	£5.02bn
Birmingham Midshires	£0.76bn
The Mortgage Business	£1.21bn

The New Force in Retail Banking continued

loan assets again improved. Mortgages 3-6 months in arrears declined from 0.97% to 0.76% and total provisions as a percentage of advances declined from 0.38% to 0.32%. For the unsecured portfolio in total the level of provisions as a percentage of advances declined from 6.62% to 5.93%. In the credit card businesses, good progress has been made in reducing the provisions charge from 3.7% to 3.4% of average outstandings. Retail banking non-performing assets as a percentage of total lending has also reduced from 2.49% to 2.22%.

An improved performance in the Sainsbury's Bank and Centrica joint ventures has resulted in a 20% increase in overall contribution.

Credit quality improves again

Growth without strong asset quality merely devalues the earning quality. We target both growth and asset quality and have seen a further improvement in 2001. The credit risk performance of the retail lending portfolio is strong with all measures within agreed limits. Once again our focus in mortgage lending is towards the lower loan to value propositions and in consumer credit we have made good progress in reducing credit losses.

Excellent service is not optional

We continue to invest in delivering exceptional service to our customers. We use technology to make opening and running accounts easier for colleagues and customers. Service initiatives rolled out in 2001 include the new Halifax Mortgage Processing System which will enable most customers to get their mortgage offer at point-of-sale and a whole range of initiatives within call centres which ensure much faster response times for our customers.

Low cost advantage

Consistent with our desire to be the customer champion, we are fully committed to running the lowest cost retail bank in the UK. The merger provides us with the opportunity to extract £120m of cost synergies over the next three years.

The efficient way in which we manage our business means we can keep on giving our customers the sort of value which other banks simply don't provide. We are targeting total cost growth below 3% in 2002 and below RPI in subsequent years.

Making the merger work

Bringing together the Halifax and Bank of Scotland Retail businesses provides enormous benefits to customers and shareholders. Beginning in October 2002, the fascia of every branch in Scotland will be replaced to show Bank of Scotland as the primary name, flanked by the famous Bank of Scotland and Halifax logos.

Our product offer will reflect the individual strengths of each brand. North of the border Bank of Scotland will focus on banking and consumer credit and the Halifax on mortgages and savings. All our customers in Scotland will benefit from a wider, more competitive product range and even greater convenience. Halifax products will be available in five times as many Scottish branches as they are now.

The primary benefits to shareholders stem from the combination of product processing systems and the removal of duplicated central overheads.

We also expect a significant uplift in business volumes from the launch of Halifax branded mortgages, savings and long-term investment products into Bank of Scotland branches.

Where next?

HBOS is the most aggressive high street bank operating in the UK. Over the next three years we aim to consolidate our position as the clear No.1 in mortgages and savings in the UK marketplace. At the same time we will also continue our attack on the so-called 'Big Four' in their traditional markets of current accounts and credit cards. We are never afraid to set ourselves clear deliverables and in 2002 our aim is to deliver the following:

A net lending mortgage share of 25% to maintain our position as by far and away the nation's leading mortgage provider.

We will be the fastest growing UK bank in banking and consumer credit and aim to achieve a market share of 20% of both new current accounts and credit cards in 2002.

We will become the UK's number one bancassurer within three years.

Cost growth in HBOS Retail Banking including Intelligent Finance in 2002 of less than 3%.

This combination of industry leading sales growth, coupled with stringent cost control, will mean that the HBOS Retail Bank will provide exceptional returns for shareholders.

Over the next three years HBOS will ensure that the cosy world of the so-called 'Big Four' becomes a thing of the past. We are offering our customers a unique combination of outstanding value products, backed up with aggressive advertising, all sold by the friendliest banking workforce in the UK. The 'New Force in Banking' has truly arrived.

Emma Strachan, Executive Secretary, Intelligent Finance



Allan Scott, Customer Services Officer, Tollcross Branch, Bank of Scotland



Retail (excluding Intelligent Finance)	2001 £m	2000 £m
Net interest income	**2,744**	2,776
Non-interest income	**701**	670
Operating income	**3,445**	3,446
Operating expenses *	**(1,798)**	(1,640)
Operating profit before provisions *	**1,647**	1,806
Provisions for bad & doubtful debts		
Specific	**(255)**	(248)
General	**(13)**	(11)
Share of profits of associates and joint ventures	**24**	20
Profit before tax *	**1,403**	1,567
Net interest margin	**2.22%**	2.44%
Net interest spread	**2.07%**	2.21%

Net interest margin

The net interest margin fell 22 basis points from 2.44% to 2.22%. The movement is made up as follows:

	Basis Points
Credit cards	**2**
Mortgages	**(9)**
Savings	**(4)**
Banking	**(3)**
Internal funding	**(8)**
	(22)

	2001	2000
Cost: income ratio*	**52.2%**	47.6%
Total lending to customers**	**£130.6bn**	£116.7bn
Classification of advances	%	%
Home mortgages	**92**	93
Other personal lending:		
secured	**1**	1
unsecured	**4**	3
credit cards	**2**	2
banking	**1**	1
Total risk weighted assets	**£75.5bn**	£65.3bn

Non-interest income	2001 £m	2000 £m
Mortgages & Savings	**338**	304
Banking	**191**	214
Credit cards	**113**	87
Personal loans	**8**	11
Other	**49**	44
Net fees and commissions receivable	**699**	660
Profit on sale of investment securities	**5**	9
Other operating income	**(3)**	1
Total	**701**	670

Operating expenses*	2001 £m	2000 £m
Staff	**702**	660
Accommodation, repairs and maintenance	**55**	50
Technology	**73**	54
Marketing and communication	**246**	203
Depreciation:		
Tangible fixed assets	**33**	31
Other	**163**	155
Subtotal	**1,272**	1,153
Recharges		
Technology	**224**	189
Accommodation	**127**	130
Other shared services	**175**	168
Total	**1,798**	1,640

* Excluding exceptional items.

** After securitisation of £1.5bn of mortgages.

Intelligent Finance	2001 £m	2000 £m
Net interest income	**(22)**	–
Non-interest income	**(2)**	–
Operating income	**(24)**	–
Operating expenses	**(118)**	(88)
Operating loss before provisions	**(142)**	(88)
Provisions for bad & doubtful debts		
Specific	**(10)**	–
General	**(2)**	–
Loss before tax	**(154)**	(88)
Total lending to customers	**£5.4bn**	£0.1bn
Total risk weighted assets	**£2.8bn**	£0.1bn

Sarah Rowlerson, Customer Services Assistant, Strand Branch, Halifax



£102bn

HBOS has £102bn in savings and banking balances.



The New Force in Insurance & Investment



Phil Hodkinson

I've worked in the insurance industry throughout my career. After training with an actuarial consultancy, I joined Allied Dunbar in 1984 and rose to Managing Director before moving to Eagle Star Life as Chief Executive. More recently, I ran the UK Life business of Zurich Financial Services and immediately prior to joining HBOS was the founder of Zurich's UK Enterprise portfolio of new insurance, banking and e-commerce operations.

I was appointed Chief Executive, Insurance & Investment, at HBOS plc in September 2001 upon the successful completion of the merger.

We are challenging the way traditional insurance & investment businesses drive value for customers and shareholders.

Phil Hodkinson, Chief Executive, Insurance & Investment

Strategic aims:

- to offer customers a wide choice of brands with multi-channel access
- growth in asset management business
- to leverage the cost advantage of a single customer service platform across our life and pensions businesses

A New Force in customer service...
Julie Donaghy, Personal Financial Advisor, Halifax Estate Agents, Mansfield

The New Force in Insurance & Investment continued

The need for a personal safety net

People are increasingly aware that they will need to provide for and protect their own financial futures. Not only can they expect to live longer but also they realise that social welfare will only offer a minimum safety net. This growing realisation has made the UK insurance & investment market the largest and one of the fastest growing in Europe today.

At the same time, individuals are becoming more demanding in terms of the value for money and the service that they expect financial services organisations to deliver. They want to deal with brands they can trust, and with people who can advise them well. And so, an increasing amount of their business goes to fewer and fewer companies. Against this background, our aim is to be the 'New Force in Insurance & Investment' – the organisation that customers turn to first for advice and products that will help them protect and grow their personal assets.

Challenging the norm

Our strategy is to offer our customers a wide choice of brands, each capable of meeting customer specific needs, and a wide choice of access, whether it be through our branches, via financial advisers, or directly by phone or Internet. This diversity of choice positions us well in a market in which customers are looking for expertise and many don't want to place all their eggs in one basket. Also, in the face of changing regulation, this diversity of distribution and access to customers provides our shareholders with the confidence that HBOS is well placed to continue expanding its offering whatever the regulatory regime.

Great brands

Under the Halifax brand we offer Halifax and Bank of Scotland retail and business banking customers straightforward, value for money products that enable them to invest for the future and to protect their finances and personal assets. These products form an integral part of the trusted service we provide customers, whether it be through our in-branch mortgage and savings reviews, or directly by phone, mail or Internet.

Halifax's strong franchise in savings and mortgages provides us with clear competitive advantages relative to other retail groups, and the acquisition of the Halifax Equitable sales force in 2001 gives us the opportunity to extend these advantages to our professional and business customers as we move forward.

Under the Clerical Medical brand, we offer pension and investment products through Independent Financial Advisers (IFAs), the most influential distribution channel in the UK investment market. Backed by a strong with profit fund and excellent investment performance, our focus is to deliver products and services to IFAs that will enable them to advise their customers well. Progress towards Clerical Medical's goal of being the 'choice of the professional' can be measured by our increasing share of the UK IFA market and the many awards we regularly win from the IFA community.

In Continental Europe, Clerical Medical is growing rapidly and is well placed to take advantage of many exciting opportunities, particularly in pensions.

St. James's Place Capital, in which we hold a 60% stake, offers expert advice and a broad range of wealth management services. The St. James's Place Partnership is one of the most productive financial

David Brown, Head of General Insurance Products & Pricing, Halifax General Insurance



James Mclellan, Director US Equities, Clerical Medical Investment Management



advisory businesses in the UK, and the development of St. James's Place Bank, in conjunction with IF, has further strengthened the range of services that Partners are able to offer.

esure, our telephone and Internet joint venture start-up with Peter Wood the founder of Direct Line, offers competitive motor and home insurance directly to the public via the telephone and Internet, as well as underwriting Halifax branded car insurance. Utilising state of the art management information and a unique pricing model, esure intends to 'break the mould' of traditional insurance.

The St. Andrew's Group has an established reputation within the industry as an expert provider of repayment insurance. It enables many partner organisations to offer 'own label' repayment insurance to their customers as well as providing insurance to Bank of Scotland customers.

One + one = £2bn +

With over £1bn in effective new premium income from the Investment businesses, 55% growth compared to 2000, and over £1bn in gross written premiums from the Insurance business, 21% growth compared to 2000, we have broken through the £2bn sales premium income barrier. Profit before tax and exceptional items in 2001 was £772m, an increase of 30% compared to 2000 and contributing 26% towards Group profit before tax, exceptional items and Intelligent Finance.

Insurance businesses ... capturing the market's imagination

Overall sales of insurance products through the Halifax, St. Andrew's and esure brands, as measured by gross written premiums, increased by 21% to £1,064m in 2001 and the number of in-force policies rose by 20% to 4.7 million.

	Number of In-force Policies		Gross Written Premiums	
	2001 000s	2000 000s	**2001 £m**	2000 £m
Household	**1,963**	1,857	**344**	337
Repayment	**2,160**	1,581	**631**	466
Motor	**490**	425	**75**	66
Other	**87**	48	**14**	12
Total	**4,700**	3,911	**1,064**	881

Household policies in force, grew by 6% in just one year as a result of the increased mortgage lending and improved cross-sell performance both direct and through intermediaries. We are one of the largest arrangers of household insurance in the UK. During the year, the Halifax household insurance team won the coveted 'claims team of the year' at the British Insurance Awards.

Repayment insurance grew strongly by 37% as a result of increased personal loan and credit card volumes but also reflecting St. Andrew's success in attracting more third-party business. The merger of St. Andrew's with Halifax's own insurance operations later in 2002 will create one of the largest suppliers of repayment insurance in the UK.

Motor insurance policies in force grew by 15% as a result of the successful launch of esure, which not only offers its own branded insurance directly to the public but also underwrites the Halifax branded car insurance. Its unique insight to the pricing of insurance is already challenging traditional competitors.

Investment businesses ... growing ahead of the market

Overall sales of investment products through Halifax, Clerical Medical and St. James's Place brands, as measured by effective premium income (new annual premiums plus 10% of single premiums), increased by 55% to £1,104m in 2001, well above the predicted market growth.

Sales of pensions doubled and despite a second year of declining stock markets sales of collective investment products advanced by around a third.

Notwithstanding strong growth outside the UK, domestic business still accounts for around 90% of sales.

Effective Premiums*	**2001 £m**	2000 £m
Life	**598**	426
Pensions	**373**	183
Collective Investment Schemes	**133**	103
Total	**1,104**	712
Intermediary	**593**	354
Bancassurance	**306**	173
Wealth Management	**205**	185
Total	**1,104**	712
Regular	**361**	194
Single (10%)	**743**	518
Total	**1,104**	712

* One tenth of single premiums plus all annual premiums.

Bancassurance sales enjoyed very strong growth of 77% as a result of increased adviser numbers and productivity, the continued success of CAT marked tracker ISA sales via non-regulated branch staff and Halifax Equitable's first time contribution. In the existing bancassurance business, sales quality improved; first year persistency in 2001 was over 98%.

After an understandably slow start following the acquisition of Equitable Life's operating assets in March 2001, the Halifax Equitable sales force, ended the year strongly with new effective

Muhammad Arshad, Travel Sales Technician, Halifax General Insurance


CLAIMS
15:40

£2bn

HBOS has broken through the £2bn barrier for total premium income.

The New Force in Insurance & Investment continued

premiums of £22m in the last quarter of 2001.

UK IFA sales grew strongly by 64% as Clerical Medical capitalised on its investment track record and financial strength. Sales of group pensions hit record levels following the Government's introduction of Stakeholder Pensions in April 2001.

Our developing cross border business in Continental Europe continues to show strong growth through sales of investment products through intermediaries in territories such as Germany, Italy, Austria and Belgium. Overall, overseas sales grew by 83%. The transition of our business systems to the Euro at the start of 2002 went smoothly.

Despite the depressed stock market, sales at St. James's Place Capital, the wealth management group, increased, by 11%, building on the previous year's exceptional 42% increase in sales. Partner numbers increased to over 1,100 and once again productivity improved as the partnership achieved a 41% increase in sales in the pensions market.

Our asset management business embarked on an expansion strategy designed to exploit its strong investment track record. Funds under management rose by 93% to around £64bn as a result of the acquisition of The Equitable's investment mandate, bringing total funds under management for the Group, including St. James's Place, to over £70bn. 2001 was another good year for performance, with 63% of funds above median. In 2001, Professional Pensions magazine voted Clerical Medical 'Best Major Balanced Fund Manager over 3 & 5 years' and we were also awarded the 'Golden Star Group of the Year' at the UK Pensions Awards 2001.

% funds above median	3 years	5 years
Life	78%	89%
Pension	75%	88%
Collective Investments	64%	64%
All funds	**69%**	**74%**

Source: CAPS, Hindsight @ Reuters Ltd

Strong financial performance

Profit before tax and exceptional items in 2001 was £772m, an increase of 30% compared to 2000, contributing 26% towards Group profit before tax, exceptional items and Intelligence Finance. Insurance profits advanced by 11% to £328m and profits across our investment businesses increased by 49% to £444m.

Overall operating income grew by 30% to £980m. General insurance premium income grew by 179% to £265m following the decision by Halifax during 2001 to underwrite its own repayment insurance business. This resulted in premium income of £122m in addition to the £143m generated by Bank of Scotland. Conversely the fall in other net fee income reflects the reduction in commissions previously received from the former underwriters of Halifax repayment insurance. This has, however, been more than offset by the increase in premium income.

The increase in OEIC and unit trust management fees reflects the full year impact of St. James's Place's contribution increasing from £18m to £33m, an increased contribution from Halifax Financial Services of £34m, up from £25m in 2000, and £4m from the Bank of Scotland Investors Club. Fund management fees of £26m relate to The Equitable investment mandate acquired in March 2001.

Overall expenses, before exceptional items have grown by 28%, the increase relating entirely to the additional running costs of the operations acquired from The Equitable and the establishment of the Halifax repayment insurance business. These additional expenses were more than matched by additional income.

Step changes in 2002

Our Insurance & Investment business is already one of the largest in the UK and our ambition is to become the UK's leading Insurance & Investment group. Important milestones en route towards this goal are to be the UK's largest arranger of personal insurance, the UK's largest bancassurer and a top three IFA office.

In 2002, we have a number of initiatives designed to take us towards these milestones. We will extend the Halifax range of Insurance & Investment products to Bank of Scotland retail customers north of the border in the first quarter and to business banking customers south of the border by the second quarter of 2002. These initiatives will be further supported by the launch of a new range of simple, 'no load' Halifax investment products and the introduction of our new Investment Review Service through which we will offer our customers the opportunity to review their savings and investment provision.

Insurance product sales will also be strengthened by the launch of a new range of travel insurance products that will be underwritten 'in house' by St. Andrew's. The integration of our repayment insurance businesses will be complete by the end of 2002.

A significant development, planned for 2002, is the launch of our asset management business as a standalone, separately branded investment house which will be launched into the IFA market in the second half of the year. The asset management business will also have a major presence in the retail and institutional investment markets. With an excellent

Mark Bryan, Customer Service Advisor, Halifax General Insurance



Rachel Collingridge, Systems Developer, Clerical Medical Investment Management



reputation for performance, this development will enable us to 'punch our weight' in the investment market.

Another important initiative in 2002 will be the creation of a single customer service division for our life and pensions businesses. In time, this will enable us to process all life and pensions business on a single business model based on the platform acquired from Equitable Life and will further strengthen our ability to deliver value for money to our customers.

With excellent brands, diverse distribution, millions of customers, financial strength and many talented people, we are uniquely positioned to achieve our ambition to be the 'New Force in Insurance & Investment'.

	2001 £m	2000 £m
Net interest income	**18**	16
Non-interest income *	**962**	737
Operating income *	**980**	753
Operating expenses *	**(194)**	(152)
Operating profit *	**786**	601
Share of profits of associates and joint ventures	**(14)**	(8)
Profit before tax *	**772**	593

Non-interest income	**2001 £m**	2000 £m
Income from long-term assurance business	**443**	288
General Insurance premium income	**265**	95
Claims payable	**(68)**	(11)
OEIC/Unit trust management income	**71**	46
Fund management income	**26**	–
Other net fee income	**212**	318
Other operating income	**13**	1
Total	**962**	737

Operating expenses *	**2001 £m**	2000 £m
Staff	**75**	41
Accommodation, repairs and maintenance	**12**	2
Technology	**1**	1
Marketing and communication	**8**	7
Depreciation:		
Tangible Fixed Assets	**3**	1
Other	**75**	74
Subtotal	**174**	126
Recharges		
Technology	**14**	15
Accommodation	**3**	3
Other shared services	**3**	8
Total	**194**	152

* Excluding exceptional items

	2001 £bn	2000 £bn
Funds under management	**70.2**	39.9

Ruth Taylor, Sales Development and Marketing Assistant, Halifax General Insurance



4.7m

HBOS has 4.7m in-force insurance policies.



The New Force in Business Banking



Colin Matthew

I joined the Bank of Scotland straight from school and have a wealth of experience gained from the wide range of responsibilities I have held. I have been Assistant and also Divisional General Manager UK Banking – England and had responsibilities as General Manager for both Bank of Scotland Treasury Services PLC and UK Banking – England. In 1999 I joined the Group Management Board, became Chief Executive of the division of Business Banking and was appointed as an Executive Director of the Bank of Scotland Board in 2000.

Under my leadership the division has undergone a complete restructure, refocusing and honing its activities in the SME market and in its selected Asset Finance markets.

Business Banking has huge opportunities in the SME market. There is real excitement at the prospect of taking a significant market share from the 'Big Four' Clearing Banks. We have a unique and compelling proposition. Success is now down to us.

Colin Matthew, Chief Executive, Business Banking

Strategic aims:

- to break the mould in business banking
- to seek creative solutions that deliver value to our customers
- to achieve a major market presence in England and Wales

Better business banking...
Hilda Dewar, a SME customer, enjoys the benefits that Bank of Scotland's Business Banking experience provides

The New Force in Business Banking continued

A wealth of experience

Business Banking has a wealth of experience in the key SME market providing a full range of banking services to businesses with a turnover up to £10m a year. We're also a leading player in Asset and Motor Finance and provide specialist support and finance in many sectors including Vehicle Management and Contract Hire. In addition the division has successful and rapidly growing businesses in Ireland and Australia.

Our 33% market share in Scotland demonstrates our success and provides a strong platform for growth across the entire UK. Our track record and product mix together with the Halifax network in England and Wales give us an unparalleled opportunity to provide good value products and services in a sector not known for it.

With the Competition Commission encouraging a further opening up of the SME market, there is a clear opportunity for a bank to take a strong lead in business banking – no one is better placed to do this than we are.

Breaking the mould

We aim to be the only dedicated business bank that can break the mould in business banking.

We will treat businesses like people, recognising that those running businesses are individuals. We have a passion to actively seek more creative solutions that deliver value to our customers.

Expectations are changing with a growing demand for more flexible banking arrangements. We will meet these expectations by providing the customer with a range of options for how they do business with us.

A recent NOP report showed that more than half of all small businesses would consider switching their business banking account if they could earn a competitive rate of interest. The same survey also showed that around two thirds of SMEs said that it would be a major incentive for them to change their bank if they were offered a switching service together with a competitive rate of interest.

We will give the business customer a helping hand in switching accounts, and give them superior banking arrangements. We have also introduced Interest Bearing Current Accounts as standard. No competitor from the 'Big Four' has matched this.

Customers already perceive us to be doing things differently from other banks. Our position is that of Business Champion, the Business Bank in tune with its customers requirements.

In Asset and Motor Finance we aim to continue to take market share. In Contract Hire the combination of Bank of Scotland and Halifax moves us into a strong leadership position.

Business customers recognise this market needs shaking-up. They want things to be done differently. They want better products and a better service. With innovative market leading products and a new approach, we will be the bank that dares to do things differently.

Bank of Scotland Business Banking... in England and Wales

The merger of the Bank of Scotland and Halifax opens up huge opportunities. Combining the strengths of both businesses provides an excellent base for a strong challenge to the four clearing banks. We are building on strong foundations with the Bank of Scotland brand. Potential customers see us as a bank with an established track record of experience, stability, credibility and innovation. Following the merger we now have a nation-wide presence on the high street and can maximise those opportunities previously unavailable to us.

For our significant expansion plans over the next 3 years we will be recruiting 1,500 additional colleagues. We have drawn on resource from our Retail Division for a number of Business colleagues and have undertaken a major recruitment campaign to attract seasoned banking professionals away from the competitors. They will be based in Halifax branches with dedicated business banking facilities and on a mobile basis covering our key target areas. Our Retail colleagues are targeted to provide around 1,000 leads each and every day to these new business banking teams.

A large number of these leads will initially be picked up by our dedicated Direct Business Banking unit who will arrange for one-to-one contact where needed to secure the business proposition.

This combination of the Halifax retail network along with Bank of Scotland's business banking experience is the essential catalyst for the creation of the 'New Force in Business Banking'.

Growth continues

2001 has been a year of continued growth for the Division. Operating income rose 11% to £1,027m and operating profit rose 15% to £413m. Profit before tax and exceptional items was £308m, an increase of 6% on 2000.

Asset growth, including our major joint ventures and the ICC acquisition, was 11% in the year. Excluding the transfer of leased assets to Corporate Banking the growth would have been 20%. This growth has been achieved in a market where

Mary Robertson, Associate Director, Business Banking, Bank of Scotland



Graeme Galloway, Manager, Business Banking, Bank of Scotland



demand for asset finance has been flat and the business customers motor market has fallen 4%.

Notwithstanding the difficult economic climate asset quality remains stable with interest margins holding up well. Certain external factors resulted in a number of borrowers experiencing reducing income levels, and in line with our strategy we are working with these customers through the difficult time.

Our credit team is highly experienced and well placed to cope with a rapidly changing environment and the ever-increasing demands placed on them. The total asset portfolio is well spread, with no single classification representing more than 20% of the total. Through proper portfolio management the concentrations are closely monitored.

Our non-performing assets at the year-end totalled £515m, which represented 2.73% of total advances. This compares to 2.53% at the end of 2000. The total bad debt charge for 2001 increased to £125m which equates to 0.69% of average advances. The comparative figures for 2000 were £75m and 0.46%. This increase is against a backdrop of less benign economic conditions during the year and a number of one-off recoveries made in the previous year. 2000 also saw a general provision release of £18m against a charge in 2001 of £6m.

Residual values for motor vehicles have now entered a more stable period with improved results recorded by the Contract Hire businesses including the Lex Vehicle Leasing joint venture.

Deposit growth has been strong at 33% and we continue to focus heavily on this important element of the funding mix.

Our businesses in Ireland and Australia produced record results accounting for 18% of profit before tax and exceptional items. The integration of our two banks in Ireland is progressing well.

Technology costs increased by a total of £39m as a result of the development of core application and banking systems, designed to serve as a sound platform for aggressive future growth. Our people resource is growing as our expansion plans are implemented and this has had an impact on expenses in the year. Including the ICC Bank acquisition in Ireland which accounted for 360 new colleagues, divisional numbers have increased by 24% to 5,658 during the year.

Giving the Business customer extra

Business Banking will be the only dedicated business bank to 'always give you extra'.

We have the drive, ambition, people and products to make us the first choice for business banking. Through our high-quality customer service and focus on sales we aim to double market share in the next three years.

We are not complacent; we know we have to deliver even better products and solutions to today's demanding business banking customers. Our research shows that these customers want readily understandable products. They want to make their choice of banking partner and be able to move to their new banking relationships quickly and efficiently.

With our Easy to Join 'Switching Scheme' we aim to make the transfer of banking arrangements smooth and hassle-free.

The business banking market now has a new challenger, who for the first time is setting out a clear agenda of value and service to the UK's SME community.

Business Banking	**2001 £m**	2000 £m
Net interest income	**551**	494
Non-interest income	**476**	429
Operating income	**1,027**	923
Operating expenses *	**(614)**	(563)
Operating profit before provisions *	**413**	360
Provisions for bad & doubtful debts		
Specific	**(119)**	(93)
General	**(6)**	18
Share of profits of associates and joint ventures *	**20**	5
Profit before tax *	**308**	290
Net interest margin	**3.04%**	3.16%
Net interest spread	**2.66%**	2.71%

Net interest margin

The net interest margin fell 12 basis points from 3.16% to 3.04%. The movement is made up as follows:

	Basis points
ICC Bank inclusion	**(4)**
Deposit margins	**(3)**
Early termination of lease	**(5)**
	(12)

Cost:income ratio**	**50.0%**	49.5%
Total lending to customers	**£18.9bn**	£17.1bn
Classification of advances:	**%**	%
Agriculture, forestry and fishing	**3**	4
Energy	**1**	2
Manufacturing industry	**10**	11
Construction and property	**17**	13
Hotels, restaurants and wholesale and retail trade	**15**	13
Transport, storage and communication	**3**	2
Financial	**13**	13
Other services	**26**	31
Individuals		
Home mortgages	**–**	1
Other personal lending		
Motor finance	**9**	9
Overseas residents	**3**	1
Total risk weighted assets	**£21.5bn**	£19.8bn

Non-interest income	**2001 £m**	2000 £m
Business Centres	**103**	97
Asset Finance	**10**	15
Motor Finance	**(21)**	(18)
Other	**19**	(6)
Net fees and commissions receivable	**111**	88
Operating lease rental income	**338**	311
Profit on sale of investment securities	**11**	24
Amounts written off fixed asset investments	**–**	(2)
Other operating income	**16**	8
Total	**476**	429

Operating expenses *	**2001 £m**	2000 £m
Staff	**198**	164
Accommodation, repairs and maintenance	**20**	20
Technology	**28**	9
Marketing and communication	**19**	19
Depreciation:		
Tangible fixed assets	**17**	15
Operating lease assets	**201**	210
Other	**51**	60
Subtotal	**534**	497
Recharges		
Technology	**32**	12
Accommodation	**2**	3
Other shared services	**46**	51
Total	**614**	563

* Excluding exceptional items.

** Cost:income ratio has been calculated excluding exceptional items and after netting operating lease depreciation against operating lease income.



The New Force in Corporate Banking



George Mitchell
I joined Bank of Scotland straight from school and have worked in a wide range of business areas and a number of locations including London, New York and Hong Kong. I was appointed to Bank of Scotland's Group Management Board in 1994 and to the Main Board in 2000. I was Chief Executive of Bank of Scotland's Corporate Banking Division prior to the merger, a role I have taken into HBOS.

In Corporate Banking, Bank of Scotland and Halifax were already the market leaders in many of the areas in which they operated, and I am looking forward to developing that position further on the back of the larger and stronger balance sheet that the merger has created.

Over the years we have gained an enviable reputation for innovation, flexibility, having a can-do attitude, and responding quickly. The opportunities are simply immense.

George Mitchell, Chief Executive, Corporate Banking

Strategic aims:

- to capitalise on the growth opportunities arising from the enlarged HBOS balance sheet
- to extend our franchise in the UK, Europe and North America
- to deliver quality earnings growth based on sound credit quality
- to be the standard by which others are judged

Building a better Britain...
We are the leading funder of PFI/PPP projects in the UK, including health and education. Calderdale Royal Hospital was successfully delivered to the local NHS Trust in May 2001

The New Force in Corporate Banking continued

Across the board capability

Operating from 21 Corporate Banking locations in the UK and a further 12 overseas, we offer a full range of banking products and services to businesses with an annual turnover of more than £10m. In addition, we are involved in a wide range of specialist activities including acquisition finance. In particular we have significant experience in Management Buyouts where we have been the UK market leader by the number of deals for the last 10 years. Operating from our offices in Paris, Frankfurt and Amsterdam, we are now also the market leader in Continental Europe. Our close links with the venture capital industry with investments in 81 funds further enhances and complements our activity in this area.

In our integrated finance offerings we provide a complete funding package for our customers which includes mezzanine debt and equity in addition to more traditional senior debt and working capital facilities.

In joint venture relationships we partner with many of our customers to provide them with an alternative way of growing their businesses.

In project finance we have developed a truly global business particularly in the oil and gas and power transmission markets.

And in housing finance we are the leading bank provider of funds to Registered Social Landlords operating in the social housing market.

In the area of public private partnerships we partner with the Government to provide new hospital, school and infrastructure projects.

In asset finance we are a leading provider of debt and leasing structures to companies operating in a wide range of sectors.

Never a fair-weather friend

Our relationship driven, added value approach which we believe combines the innovation and creativity of an investment bank with the strengths of a traditional clearing bank has resulted in us becoming the Corporate Bank of choice for an ever-growing number of companies and intermediaries. Our can-do and flexible approach to business, the speed at which we move and the fact that we are not a fair-weather friend – we are there to help in bad times as well as good – has resulted in us seeing an ever increasing volume of opportunities.

Scale matters

But in Corporate Banking size is still important, and the bigger and stronger balance sheet that the merger has created will undoubtedly allow us to lead and arrange more transactions and underwrite and hold larger positions than either Bank of Scotland or Halifax could have done on their own. We have already seen clear evidence of this in the months since the merger and we remain confident that we can continue the strong growth we have experienced in recent years as well as delivering significant revenue synergies – even in today's uncertain markets. As we do so, however, it is important that we never lose sight of the approach that has made us successful so far. In the past we have tended to shy away from the commodity end of the Corporate Banking market where it is difficult to develop a strong relationship, difficult to add value and difficult to generate an acceptable return for our shareholders. The merger will not change this. We will continue to pursue a relationship and partnership driven approach which has served us so well in the past and has led to us having an equity involvement in more than 1,000 UK companies.

Our performance

Corporate Banking has had another very successful year.

Our lending commitments grew by 32% in the year to £58bn and loans actually drawn grew by 33% to £34.8bn with all areas of the Division performing well. In Scotland where we already bank a significant portion of the corporate sector, our business continued to show strong growth. In England and Wales our lending grew further as did our network of offices with Crawley, Nottingham and Liverpool being added to our list of locations. Overseas, our North American business had another excellent year with all our offices making a significant contribution and our European and Australian operations both delivering strong growth.

Our income showed very strong growth in the year, increasing by 41% to £858m. Net interest income rose by 43% which was faster than the growth in our lending, reflecting an improvement in our overall net margin from 1.64% to 1.69%. Our non-interest income also showed strong growth, rising by 38% to £322m with increases being seen in fees, commissions and investment gains; the latter despite a less than favourable market for equity realisations.

Operating expenses before exceptional items rose by 28% largely as a result of our decision to significantly increase the number of our staff to ensure we were and are in a position to take advantage of the ever increasing number of business opportunities we are seeing, both in the UK and overseas. Although the increase in our expenses was significant, they grew in percentage terms far more slowly than our income, leading to yet a further improvement in our cost:income ratio, from 19.5% to 16.8%.

Our profit before tax and exceptional items showed very strong growth in the year, increasing by 37% to £515m, notwithstanding the increase in provisions referred to below. This equates to 17% of the Group's profit before tax, exceptional items and Intelligent Finance which was achieved with only 2% of the Group's staff.

The slowing economies in the UK and overseas inevitably resulted in some strain being seen in our lending book and as a consequence of this our charge to provisions against bad and doubtful debts increased in 2001 by £71m to £198m which equates to 0.65% of our average advances for the year. This compares with a figure of 0.58% the previous year. This relatively modest increase is we believe a very acceptable outcome at this stage of the economic cycle. Our non-performing assets at the year end equalled 1.6% of our loans outstanding before securitisation. This compares with a figure of 1.1% at the end of 2000 and again, we consider this to be a very acceptable increase at what is a difficult time for many of our customers.

Although 2001 has not been without its challenges, we believe that our very strong lending skills at the front end and our strategy of working with our customers to help them through a difficult period significantly reduces the actual losses we incur on problem credits.

Growth prospects

Our prospects are excellent. In Corporate Banking both Bank of Scotland and Halifax were already the clear market leaders in many of the areas in which they operated. The bigger and stronger balance sheet that HBOS provides will allow us to build on that enviable position and grow even faster in the years ahead. Our reputation in the marketplace is excellent, and we have a highly talented and experienced staff that we believe is the best in the industry. We are looking forward to the year ahead with confidence.

Corporate Banking	2001 £m	2000 £m
Net interest income	**536**	375
Non-interest income	**322**	234
Operating income	**858**	609
Operating expenses *	**(152)**	(119)
Operating profit before provisions *	**706**	490
Provisions for bad & doubtful debts		
Specific	**(168)**	(90)
General	**(30)**	(37)
Share of profits of associates and joint ventures	**7**	13
Profit before tax *	**515**	376
Net interest margin	**1.69%**	1.64%
Net interest spread	**1.35%**	1.31%

Net interest margin

The net interest margin rose 5 basis points from 1.64% to 1.69%. The movement is made up as follows:

	Basis points
Improved lending margins	**6**
Benefit of securitisation	**5**
Operating lease funding cost	**(3)**
Fall in deposit margins	**(3)**
	5

	2001	2000
Cost:income ratio **	**16.8%**	19.5%
Total lending to customers ***	**£34.8bn**	£26.2bn
Classification of advances:	**%**	%
Energy	**3**	5
Manufacturing industry	**11**	13
Construction and property		
Property investment	**11**	8
Housing associations	**6**	8
Housebuilding	**3**	3
Other property	**8**	6
Hotels, restaurants and wholesale and retail trade	**8**	7
Transport, storage and communication	**12**	11
Financial	**8**	5
Other services	**12**	14
Overseas residents	**18**	20
Total risk weighted assets	**£40.8bn**	£30.6bn

Non-interest income	2001 £m	2000 £m
Arrangement fees	**169**	130
Commitment fees	**36**	25
Guarantee fees	**14**	10
Redemption fees	**12**	13
International services	**8**	11
Transaction fees	**11**	10
Other	**18**	10
Net fees and commissions receivable	**268**	209
Profit on sale of investment securities	**28**	21
Operating lease rental income	**31**	–
Dividend income from equity shares	**4**	8
Amounts written off fixed asset investments	**(9)**	(4)
Total	**322**	234

Operating expenses *	2001 £m	2000 £m
Staff	**67**	54
Accommodation, repairs and maintenance	**9**	7
Technology	**6**	1
Marketing and communication	**3**	3
Depreciation:		
Tangible fixed assets	**2**	2
Operating lease assets	**9**	–
Other	**21**	18
Subtotal	**117**	85
Recharges		
Technology	**7**	5
Accommodation	**1**	1
Other shared services	**27**	28
Total	**152**	119

* Excluding exceptional items.

** Cost:income is calculated excluding exceptional items and after netting operating lease depreciation against operating lease income.

*** Net of securitisation of £1.4bn of corporate loans.

Julie Main, Associate Director, Corporate Banking, Bank of Scotland



No.1
in MBO financing.



The New Force in Treasury



Gordon McQueen
My career with Bank of Scotland commenced in 1976 when I joined the International Division after which I was appointed its General Manager and became a member of the Bank's Management Board in 1989. In 1990, I became General Manager of Treasury Division and Executive Vice Chairman of Bank of Scotland Treasury Services PLC, then General Manager, UK Banking - England and afterwards General Manager, Accounting and Finance. In April 1999, I became Divisional Chief Executive, Group Treasury and Finance and Chief Executive of Bank of Scotland Treasury Services PLC.

In May 2000 I became an Executive Director of Bank of Scotland and Chief Executive, Treasury at HBOS plc last year.

Not just good at what we do but rated as such, with earnings that will contribute to incremental group value.

Gordon McQueen, Chief Executive, Group Treasury

Strategic aims:

- to be the first choice provider of innovative and creative treasury service solutions to customers of the HBOS group
- to deliver an earnings profile marked by its quality and sustainability
- to achieve higher sector ratings for the profit contribution than competitors' Treasury operations

The best people...
The dealing room in London brings together the best people from Bank of Scotland and Halifax Treasuries

The New Force in Treasury continued

About our business

HBOS Treasury Services combines the treasury businesses of Halifax and Bank of Scotland. We provide wholesale multi-currency funding and manage liquidity and the Treasury investment portfolio for the HBOS Group. We manage the market risk arising from the Group's retail, business and corporate operations and also arrange the Group's debt capital issuance and asset securitisations.

As an example, in the second half of 2001, on behalf of the HBOS Group, we managed the issue of £600m of Tier 1 and €500m of Upper Tier 2 debt capital. These were the first debt capital issues by HBOS plc and the Tier 1 transaction was the largest sterling issue of its kind in the market to date. Treasury Services also managed a €1,000m issue of Lower Tier 2 debt in the name of The Governor and Company of the Bank of Scotland.

In addition to providing a number of key 'internal' services to the Group, we provide a complete range of treasury services to SMEs and large corporate customers of the Business and Corporate divisions and to our own customer base.

We have built up a professional sales team that works directly with our customers to build risk management solutions tailored to their specific requirements. We also seek to maximise opportunities from the underlying flows generated by the Group's operations and trade on our own account in the world's foreign exchange, money, derivatives, debt and capital markets.

HBOS Group, with a balance sheet of £312bn and capital resources of £14bn, has considerable balance sheet strength and quality. HBOS Group also has strong credit ratings (AA S&P and Aa2 Moody's senior debt at the authorised bank level). This makes HBOS Treasury Services particularly attractive to wholesale market counterparties.

Our strategy

The merger of the two treasury businesses has resulted in an outstanding combination of two complementary businesses. Alongside the relatively standard core treasury activities, sit two very different but value-added business strategies. Bank of Scotland's Treasury has built up a large and growing stream of 'flow' earnings from the sales of Treasury products to the Group's Corporate and Business Banking customer bases. Halifax Treasury has built up greater expertise in more complex treasury products and activities, such as investment and trading in Asset Backed Securities and 'Relative Value Trading'. These two strategies together create a powerful combined business, with greater business and earnings diversification and with greater risk diversification, than either of the two component Treasury divisions.

The combined Treasury business aims to be a consistent long-term contributor to the generation of shareholder value through the four key strands of our strategy.

First, by leveraging the natural business growth stemming from the Group's growth strategy and increasing Treasury's penetration of the Corporate and Business Banking customer bases. Additionally, the range of treasury products offered will be expanded.

Second, by generating at least 75% of our total income from quasi-margin flow business to reduce the dependence on pure trading income and to enhance earnings quality.

Third, by continuing to focus on high asset quality, already a characteristic of Treasury's existing investment portfolio where 99% of total assets are rated A or better and 86% are rated AAA.

Finally, by sustaining above average profitability through the maximisation of operational efficiency and the optimisation of the Division's capital.

The success of our strategy hinges upon the delivery of a pro-active, efficient, professional high quality service, offering both internal and external customers a complete range of treasury products from the simple and straightforward at one end of the spectrum to the complex, bespoke, specialised structures at the other.

The immediate focus is on successfully integrating the two businesses and we are now moving at speed to integrate the treasury operations and infrastructure of both Banks. In addition to the obvious economies of scale, this will deliver increased strength and depth providing improved customer services and greater product coverage.

The merger will also provide significant cost savings for the Bank of Scotland element of wholesale funding. The higher credit ratings, now confirmed at AA for senior debt by S&P compared with A+ for Bank of Scotland on its own, will deliver improved pricing.

We will in addition continue to earn the wholesale spread, but on an increased funding requirement arising from the expansion of Corporate Banking business, possible as a result of the merger. We also expect to benefit from higher sales of hedging, foreign exchange and other treasury products from the increased Corporate and Business Banking customer base.

We are continuing to do business in the markets and with our corporate customers in the Bank of Scotland and Halifax names and at the present time the message for all our counterparties is 'business as usual'. However from an HBOS Group perspective we are now running the Group's Treasury

Richard Franks, Chief Dealer FX Spot, Treasury, London



Oksana Jacobowitz, Credit Manager, Credit Risk, Treasury, London



activities on a combined basis both in terms of overall strategy and in the management of credit and market risk.

Our external face to the market will change from the two existing treasury counterparty names to a new, single name, HBOS Treasury Services. We expect to start conducting new business in the new name during 2002. We expect our treasury activities to be fully integrated by the end of the first quarter of 2003. Leading up to this time we will see increased customer flows and we will also continue to develop our product capability to ensure that the expectations of our customers are fulfilled.

Our performance

Total pre-tax profit was £169m compared with £210m last year. The movement is attributable mainly to a reduction in the profit on the sale of fixed income securities. Adjusting for this, underlying operating profits achieved a modest improvement.

During 2001, we maintained our prominent position in the sterling money markets and continued the development of our sterling repo activities. Non-interest income, excluding amounts written off fixed asset investments, increased from £50m to £55m. This improvement stems from both the continuing growth in revenues from Treasury product sales to the Group's corporate and SME customers and an increase in trading profits helped by the favourable interest rate environment experienced through most of the year.

The business continues to diversify sources of revenues with an increasing contribution from new products such as repos and structured derivative transactions and from non-sterling currencies, including the Euro and US Dollar.

The results also reflect our cautious approach to credit, which stems from the high quality interbank and investment portfolios, concentrated on Financial Institutions, Sovereigns and asset-backed securities. The £9m charge, under amounts written off fixed asset investments, relates to a single asset backed security investment.

Costs increased from £78m to £83m reflecting significant spend on upgrading risk management systems and recruiting additional skilled personnel. The cost:income ratio remains excellent at 32.9%.

Our ambitions

We intend to build on the strengths of the existing Bank of Scotland and Halifax Treasury businesses and the increased scale and appetite of the combined Group.

The HBOS merger deepens and strengthens the existing competitive advantages of the combined treasury businesses and leverages the opportunities for HBOS Treasury Services. The scale of the HBOS business volumes together with the Bank of Scotland's powerful customer franchise and Halifax's more complex structuring capabilities have created a strong base from which to develop further.

HBOS Treasury Services has a pool of talented staff with a 'can-do' culture, a flexible operating model and a hunger for growth. The business has a special opportunity to utilise these characteristics to develop a flexible growing business which is able to take advantage of activities and niches that, perhaps, other more cumbersome players would be unlikely to target.

The key goals for the Division are to become the preferred or sole provider of treasury services to the other Divisions of HBOS and the predominant provider of treasury services to Corporate and Business Banking customers.

The achievement of these goals, together with our on-going trading and investment activities, will make Treasury a substantial contributor to Group profits with a growing stream of high quality earnings.

Treasury	**2001 £m**	2000 £m
Net interest income	**206**	238
Non-interest income	**46**	50
Operating income	**252**	288
Operating expenses *	**(83)**	(78)
Profit before tax *	**169**	210
Net interest margin (bps)	**18**	27
Net interest spread (bps)	**16**	22

Net interest margin

Net interest margin has fallen 9 basis points from 27 to 18. The movement is made up as follows:

	Basis points	
Gains from sales of fixed income securities	**(6)**	
Increase in wholesale margins	**1**	
Other movements	**(4)**	
	(9)	
Cost:income ratio *	**32.9%**	27.1%
Total risk weighted assets	**£11.8bn**	£14.4bn

Non-interest income	**2001 £m**	2000 £m
Dealing profits	**77**	62
Fees payable	**(22)**	(12)
Net-fee income	**55**	50
Amounts written off fixed asset investments	**(9)**	–
Total	**46**	50

Operating expenses *	**2001 £m**	2000 £m
Staff	**41**	35
Accommodation, repairs and maintenance	**9**	8
Technology	**7**	5
Marketing and communication	**–**	1
Depreciation:		
Tangible fixed assets	**1**	1
Other	**16**	19
Subtotal	**74**	69
Recharges		
Technology	**11**	9
Accommodation	**1**	–
Other shared services	**(3)**	–
Total	**83**	78

* Excluding exceptional items.

Five Year Summary

For the years ended 31 December

	2001	2000	1999*	1998*	1997*
	£m	£m	£m	£m	£m
Profit and Loss Account					
Net operating income ⊘	**6,869**	6,244	5,666	5,313	4,856
Operating expenses ⊘	**3,213**	2,858	2,531	2,384	2,186
Provisions for bad and doubtful debts	**608**	471	440	364	321
Underlying profit before tax ⊘	**3,007**	2,925	2,719	2,555	2,365
Balance Sheet					
Total assets	**312,275**	266,143	233,891	204,370	185,797
Total assets (excluding long-term assurance assets attributable to policyholders)	**274,674**	235,085	209,656	185,238	169,856
Subordinated debt	**7,626**	5,985	5,140	3,626	3,694
Share capital	**1,292**	1,278	1,162	1,197	1,211
Reserves	**10,176**	9,260	8,482	8,923	8,532

	%	%	%	%	%
Performance Ratios					
Post-tax return on mean equity ⊘	**18.2**	19.5	19.1	17.5	17.6
Cost:income ratio †	**44.7**	43.3	44.4	44.9	44.7
Net interest margin	**1.77**	1.95	2.17	2.32	2.39

			per ordinary share		
	pence	pence	pence	pence	pence
Shareholder Information					
Dividends	**28.0**	22.4	20.2	17.3	15.0
Underlying earnings excluding exceptional items, Intelligent Finance and goodwill amortisation	**56.6**	55.6	51.5	45.2	41.8

* The HBOS Group figures are an aggregate of, or calculation based on, the Halifax Group accounts for the year ended 31 December, and Bank of Scotland Group accounts for the year ended 28 February following.

⊘ Excluding exceptional items and Intelligent Finance.

† The cost:income ratio is calculated excluding exceptional items, Intelligent Finance, goodwill amortisation and after netting operating lease depreciation against operating lease income.

Financial Review and Risk Management



Mike Ellis
Group Finance Director

I joined the Halifax Building Society in June 1987 as Treasurer. I became Group Treasurer in June 1989, General Manager, Treasury and European Operations in August 1992 and Managing Director, Treasury and Overseas Operations in August 1995. In December 1996, I became Banking and Savings Director and in January 1999, became Retail Financial Services Director with responsibility for Mortgages and Savings, Banking and Consumer Credit, General Insurance, Long Term Savings and Marketing, with additional Board responsibility for Distribution. On 1 October 1999, I was appointed Chief Operating Officer of Halifax Group plc and became Group Finance Director of HBOS plc last year.

Presentation of Results

Following the merger of Halifax Group and Bank of Scotland Group to form HBOS Group, merger accounting principles have been used and the results have been presented as if the new group had been established throughout the current and comparative accounting periods.

Following a detailed review of the accounting policies of both entities, a number of policies have been aligned. Their effect on the assets and profits of the combined group are not material. Full details of the accounting policies are presented on pages 65 to 66.

Overview of Results

Group profit before tax increased by £82m to £3,007m before charging the start up loss of Intelligent Finance of £154m, merger costs of £76m, restructuring costs of £132m and other net exceptional costs of £15m, as shown below:

	2001 £m	2000 £m
Group profit before tax	**2,630**	2,668
Add back:		
Merger costs	**76**	–
Restructuring costs	**132**	124
Other	**15**	45
Intelligent Finance	**154**	88
Group profit before tax, exceptional items and Intelligent Finance	**3,007**	2,925

Group profit before tax, exceptional items and Intelligent Finance on a divisional basis is as follows:

Segmental analysis	2001 £m	2000 £m
Retail Banking	**1,403**	1,567
Insurance & Investment	**772**	593
Business Banking	**308**	290
Corporate Banking	**515**	376
Treasury	**169**	210
BankWest	**80**	73
Group Items	**(240)**	(184)
Total	**3,007**	2,925

Underlying earnings per share before exceptional items, Intelligent Finance and goodwill amortisation rose 2% to 56.6p (2000 55.6p) and the proposed final dividend is 18.7p, bringing the total for the year to 28.0p, 25% higher than the weighted average dividends paid by Halifax and Bank of Scotland in respect of the previous financial year. The basic dividend cover is 1.6 times and 2.0 times on an underlying basis. If approved at the Annual General Meeting, the final dividend will be paid on 31 May 2002 to shareholders on the register at the close of business on 15 March 2002.

The Directors have decided to introduce a Share Dividend Plan and to offer ordinary shareholders the choice of electing under the Plan to receive the whole of their dividends in new ordinary shares credited as fully paid instead of cash in respect of the proposed final dividend for the year ended 31 December 2001 and for future dividends. A circular containing details of the Plan, key dates in respect of the new shares to be allotted to shareholders who elect to join the Plan and the relevant mandate form will be sent to shareholders during March and April 2002.

Group operating profit before provisions for bad and doubtful debts, exceptional items and Intelligent Finance rose by 6% to £3,567m.

Group Net Interest Income

Group net interest income, excluding exceptional items and Intelligent Finance increased by £164m to £4,195m.

	2001 £m	2000 £m
Interest receivable	**16,021**	15,111
Interest payable	**(11,826)**	(11,080)
Net interest income*	**4,195**	4,031
Average balances		
Interest earning assets:		
– Loans and advances	**182,718**	160,922
– Securities and other liquid assets	**53,912**	46,069
	236,630	206,991
Net interest margin*	**1.77%**	1.95%

* Excluding net interest payable within Intelligent Finance of £22m (2000 £nil).

The reduction in the Group net interest margin of 18bps is analysed below (more detail is provided in the Divisional reports):

	Basis Points
Retail Banking	**(18)**
Business Banking	**(1)**
Corporate Banking	**3**
Treasury	**(2)**
	(18)

Financial Review and Risk Management continued

Non-Interest Income

Non-interest income increased by £392m (18%) to £2,585m.

	2001 £m	2000 £m
Net fees and commissions receivable	**1,404**	1,304
Income from long-term assurance business*	**443**	288
General insurance premium income	**265**	95
General insurance claims	**(68)**	(11)
Operating lease rental income	**369**	311
Dealing profits	**82**	66
Profit on sale of investment securities	**45**	47
Amounts written off fixed asset investments	**(21)**	(9)
Other operating income†	**66**	102
Total	**2,585**	2,193

* Excluding exceptional income of £27m (2000 £nil) within St. James's Place Capital.

† Excluding charges within Intelligent Finance of £2m (2000 £nil).

The movement in non-interest income is attributable to the various divisions as follows:

	£m
Retail Banking	**31**
Insurance & Investment	**225**
Business Banking	**47**
Corporate Banking	**88**
Treasury	**(4)**
BankWest	**5**
Total	**392**

Operating Expenses

Total operating expenses excluding exceptional items and Intelligent Finance were £355m (12%) higher at £3,213m. New business developments including acquisitions and the associated goodwill accounted for approximately half of this increase. The increase in the goodwill amortisation is attributable to a full year's charge in respect of St. James's Place Capital and also the acquisition of ICC Bank and the operating assets, sales force and unit linked and non-profit business of The Equitable Life Assurance Society ('The Equitable') during the year. A further contributing factor to the increase related to significant expenditure on IT development.

	2001 £m	2000 £m
Staff	**1,369**	1,286
Accommodation, repairs & maintenance	**294**	245
Technology	**342**	259
Marketing and communication	**336**	271
Depreciation:		
Tangible fixed assets	**248**	234
Operating lease assets	**210**	210
Goodwill amortisation	**68**	43
Other	**346**	310
Total*	**3,213**	2,858

* Excluding exceptional items of £174m (2000 £124m) and Intelligent Finance of £118m (2000 £88m).

The increase in expenses is attributable to the divisions as follows:

	£m	% increase
Retail Banking	**158**	**10**
Insurance & Investment	**42**	**28**
Business Banking	**51**	**9**
Corporate Banking	**33**	**28**
Treasury	**5**	**6**
BankWest	**10**	**8**
Group Items	**56**	**30**
Total	**355**	**12**

The underlying cost:income ratio excluding exceptional items, Intelligent Finance and the amortisation of goodwill and after netting operating lease depreciation against operating lease income (as in previous years) increased slightly to 44.7% (2000 43.3%), as shown in the table below:

	2001 £m	2000 £m
Operating expenses	**3,505**	3,070
Exceptional items	**(174)**	(124)
Intelligent Finance	**(118)**	(88)
Goodwill amortisation	**(68)**	(43)
Operating lease depreciation	**(210)**	(210)
Underlying operating expenses	**2,935**	2,605
Net operating income	**6,872**	6,244
Exceptional items	**(27)**	–
Intelligent Finance	**24**	–
Amounts written off fixed asset investments	**(21)**	(9)
General insurance claims	**(68)**	(11)
Operating lease depreciation	**(210)**	(210)
Underlying operating income	**6,570**	6,014
Cost:income ratio	**44.7%**	43.3%

Group Items

Group items, which comprises costs incurred in the management of the Group as a whole and the amortisation of goodwill, are analysed below:

	2001 £m	2000 £m
Staff	**223**	271
Accommodation, repairs & maintenance	**179**	150
Technology	**223**	185
Marketing and communication	**53**	30
Depreciation	**184**	176
Goodwill amortisation	**68**	43
Other	**(20)**	(49)
Sub Total	**910**	806
Less Recharges[1]		
Technology	**(288)**	(230)
Accommodation, repairs & maintenance	**(134)**	(137)
Other shared services	**(248)**	(255)
Total	**240**	184

[1] Shown under the operating expenses analysis for each division.

Michael Cockburn, Manager, Business Banking, Bank of Scotland



Sue Revueita, Branch Manager, Sutton Branch, Halifax



Merger Cost Synergies and Revenue Benefits

Merger cost synergies and net revenue benefits are now estimated at £690m to be achieved by 2005, split £340m cost synergies and £350m net revenue benefits. The financial impact of such synergies and benefits in 2001 was some £22m. One-off costs associated with the achievement of synergies are estimated at £390m with £132m being charged in 2001.

The estimated cumulative profit and loss impact of total synergies (excluding one-off costs) in each financial year is shown below:

	£m
2001	**22**
2002	**130**
2003	**420**
2004	**670**
2005	**690**

Balance Sheet Growth

Advances to customers increased by 16% to £198bn. During the year, £2.2bn of loans were securitised. The mix of the Group's lending portfolio at the year end is summarised in the following table and gross lending exposure is shown in more detail in Note 16 on page 79.

	2001		2000	
	£bn	**%**	£bn	%
Commercial[1]	**58**	**29**	49	29
Residential Mortgages[1]	**127**	**64**	110	65
Other Personal	**13**	**7**	11	6
Total	**198**	**100**	170	100

[1] After securitisation.

Customer deposits grew by 11% to £141bn and wholesale funds by £21bn to £100bn.

Bad Debt Provisions & Non-Performing Assets

	Specific £m	General £m	Total £m
At 1 January 2001	971	607	1,578
Amounts written off during the year	(478)	–	(478)
Charge for the year	556	52	608
Recoveries of amounts previously written off	39	–	39
Other movements	14	8	22
At 31 December 2001	**1,102**	**667**	**1,769**

The total charge for bad and doubtful debts against Group profits was £608m (2000 £471m) including Intelligent Finance of £12m. Within this the charge for specific provisions increased 27% to £556m (2000 £438m), representing 0.30% of average customer lending (2000 0.27%).

General provision policy has been standardised based on an expected loss methodology. The general provision charge for the year amounted to £52m (2000 £33m which includes a credit in respect of a utilisation to cover losses arising from the structural decline in vehicle residual values).

Closing provisions as a % of year end customer advances are analysed in the following table:

	2001		2000	
	£m	**As % of customer advances**	£m	As % of customer advances
Specific Provisions	**1,102**	**0.56**	971	0.57
General Provisions	**667**	**0.34**	607	0.36
Total	**1,769**	**0.90**	1,578	0.93

Non-performing assets (NPAs) amounted to 2.06% of customer advances (2000 2.16%). The amount of NPAs increased to £4,072m (2000 £3,666m). The cumulative provisions and interest in suspense, which are deducted from advances in the balance sheet, together with their percentage cover of NPAs are as follows:

	2001		2000	
	£m	**As % of NPAs**	£m	As % of NPAs
Specific Provisions	**1,102**	**27**	971	26
General Provisions	**667**	**16**	607	17
Interest in Suspense	**123**	**3**	96	3
Total	**1,892**	**46**	1,674	46

Acquisitions

ICC Bank plc – On 16 February 2001, Bank of Scotland acquired 99.99% of the share capital of ICC Bank plc, which is based in Ireland. The remaining equity has been acquired during the year.

The consideration (inclusive of fees and expenses) was £227m, which was satisfied partly in cash raised from the proceeds of a placing of Bank of Scotland stock and partly by stock issued. Net assets of £163m were acquired which created goodwill on acquisition of £64m. This is being amortised over 20 years, resulting in a charge of £3m for the year ended 31 December 2001.

Equitable Life Assurance Society ('The Equitable') – On 1 March 2001, the Halifax Group acquired the operating assets, salesforce and unit linked and non-profit business of The Equitable. The initial consideration (including costs of acquisition) was £507m.

Net assets with a fair value of £341m were acquired creating a balance of goodwill on the acquisition of £166m. This is being amortised over 20 years, resulting in a charge of £7m for the year ended 31 December 2001.

On 11 January 2002, The Equitable's guaranteed annuity rate and non-guaranteed annuity rate policyholders voted in favour of a scheme of arrangement to compromise their respective claims against the with-profits fund. The scheme became effective on 8 February 2002.

As a result of this, in accordance with the terms of the acquisition, in addition to the consideration paid of £507m, Halifax plc

Alex Harrison, Head of Sales and Marketing, Household Insurance, Halifax General Insurance



£690m

Merger cost synergies and net revenue benefits estimated to be achieved by 2005.

Financial Review and Risk Management continued

agreed to pay a further £250m which it has done by unconditionally waiving the repayment of £250m of loans advanced by it to The Equitable under a fully collateralised loan facility of £251m, which was granted in 2001.

Share of Operating Profit/(Loss) in Associates and Joint Ventures

Included within the share of operating profit/(loss) in associates and joint ventures are the following items:

	2001 £m	2000 £m
Lex Vehicle Leasing:		
– exceptional	–	(45)
– ongoing*	12	(1)
Centrica Personal Finance	17	14
Renault Financial Services	9	6
esure	(14)	(8)
Sainsbury's Bank	8	5
Other	4	14
Total	36	(15)

* After charging goodwill amortisation.

Taxation

The tax charge for the year of £765m (2000 £757m), represents 29% (2000 28%) of profit before tax compared with a UK corporation tax rate applicable to the year of 30% (2000 30%).

Capital Structure

Regulatory Capital	2001 £m	2000 £m
Risk Weighted Assets	157,532	135,196
Tier 1		
Share capital	1,292	1,278
Less: own shares	(5)	(6)
	1,287	1,272
Eligible reserves	10,203	9,180
Minority interests (equity)	530	416
Minority and other interests (non-equity):		
Preferred securities	1,789	899
Preference shares	198	198
Less: goodwill	(1,537)	(1,344)
Total tier 1 capital	12,470	10,621

	2001 £m	2000 £m
Tier 2		
Undated subordinated debt	2,464	1,936
Dated subordinated debt	4,614	3,814
General provisions	622	554
Total tier 2 capital	7,700	6,304
Supervisory deductions		
Unconsolidated investments – life	(2,894)	(2,212)
Unconsolidated investments – other	(298)	(284)
Investments in other banks and other deductions	(355)	(17)
Total supervisory deductions	(3,547)	(2,513)
Total capital	16,623	14,412
Tier 1 capital ratio (%)	7.9	7.9
Risk asset ratio (%)	10.6	10.7

There was an increase in total regulatory capital during 2001, from £14,412m to £16,623m.

£193m of Tier 1 capital was raised in February 2001, through a placing in the market of Ordinary Stock in connection with the acquisition of ICC Bank plc. Also in February 2001, two tax efficient issues were completed, each of £150m of Perpetual Regulatory Tier 1 securities redeemable at the issuer's option in 2016 and 2026 carrying coupons of 7.286% and 7.281% respectively. In addition, on 28 November 2001, Tier 1 capital was strengthened further by an issue of £600m innovative, tax efficient perpetual preferred securities redeemable at the issuer's option in 2018 and having a distribution rate of 6.461%. Tier 1 capital also benefited from increased retained earnings offset by additional deductions for goodwill, mainly in relation to ICC Bank plc.

Tier 2 capital was increased during the year by subordinated debt issues of €325m in February 2001, Japanese Yen 42.5bn in February 2001, €500m in November 2001 and €1bn in December 2001.

Supervisory deductions mostly reflect investments in subsidiary undertakings that are not within the banking group for regulatory purposes. Deductions are made for the investments in Clerical Medical, St. James's Place Capital and St. Andrew's Group. Total deductions increased from £2,513m to £3,547m.

The Tier 1 ratio is 7.9% at 31 December 2001 and the risk asset ratio is 10.6%.

BankWest

	2001 A$m	2000 A$m
Net interest income	419	378
Non-interest income	218	194
Operating income	637	572
Operating expenses	(393)	(349)
Operating profit before provisions	244	223
Provisions for bad & doubtful debts		
Specific	(11)	(20)
General	(7)	(9)
Profit before tax	226	194
Total lending to customers*	A$18.8bn	A$16.4bn
Risk Weighted Assets	A$14.9bn	A$13.5bn
Net interest margin†	2.20%	2.21%
Cost:income ratio†	60.6%	59.9%

* After securitisation.

† Including income grossed up on a fully tax equivalent basis at 30% (2000 34%) with the ratios adjusted for the gross up.

BankWest, in which HBOS's shareholding at 31 December 2001 was 56.3%, is a full service bank with its headquarters in Perth, the capital city of Western Australia. It is the biggest bank in its home state where it has a market share of nearly 25%, and in interstate markets it has continued to grow its business and increase its share of the national market.

BankWest's shares are listed on the Australian Stock Exchange and it has more than 68,000 shareholders.

During the 12 months BankWest successfully implemented a major organisational restructure, as part of a major strategic review undertaken in 2001, designed to significantly improve performance and deliver greater shareholder value. A feature of the new

Tracey Buckle, Team Leader Personal Loans, Halifax Direct



Simon Wicksted, Customer Service Officer, Castle Terrace Branch, Bank of Scotland



structure was the creation of two national operating divisions – BankWest Consumer Solutions and BankWest Business Solutions. Each is headed by a chief executive officer and will pursue strategies aimed at accelerating West Australian and national growth.

The new structure also created a leaner and more efficient head office to support new growth initiatives. An integrated programme to maximise the impact of a number of strategic initiatives aims to achieve cost savings of A$25m and revenue growth of A$25m by 2004.

Net interest income increased by 11% reflecting the growth in total lending. However, strong growth in housing lending (at lower interest rate margins) combined with the declining interest rate environment, diluted the net margin. Non-interest income increased by 12%, with solid growth in fees and commissions and a sizeable contribution from the Bank's Financial Markets operation.

The cost:income ratio increased slightly to 60.6%, largely as a result of costs associated with the restructure and subsequent redundancies. Cost savings and reduced consultancy and reorganisation costs in the next 12 months are expected to improve efficiency in the next year.

Operating expenses are analysed in the table below:

	2001 A$m	2000 A$m
Staff	**183**	168
Accommodation, repairs & maintenance	**26**	22
Technology	**11**	12
Marketing & communication	**22**	22
Depreciation:		
Tangible fixed assets	**23**	22
Fees & commissions payable	**11**	26
Other	**117**	77
Total	**393**	349

Pre-tax profits increased by A$32m. The combined charge for specific and general provisions was A$18m (in 2000 the combined charge was A$29m, which included a specific provision of A$18m for one large bad debt). This includes a charge to maintain the balance sheet general provision at 0.6% of risk weighted assets. Net impaired assets as a % of total lending to customers were 0.6%.

Post-tax return on equity of 16.2% was up on the previous period's 15.3% and earnings per share of 31.0 cents was up on 26.0 cents for the previous period.

Highlights of the year were the continuing strong growth in housing lending which increased by 18% to A$9.4bn and the growth in retail deposits of 13% to A$8.7bn.

The Australian economy rebounded strongly in the middle of 2001, after contracting in the final quarter of 2000 as timing issues associated with the new tax system coincided with a post-Olympic trough. The recovery was fuelled by residential construction, which generated strong growth in housing lending. Housing construction continues to expand, aided by historically low interest rates and government incentives. BankWest's home State of Western Australia will be at the forefront of an expected recovery of business investment.

European Economic and Monetary Union (EMU)

The final changeover of non cash operations to the Euro in the EMU countries was completed on 31 December 2001 and the introduction of Euro notes and coins commenced on 1 January 2002. This process entailed the replacement of the current national currency notes and coins with Euro notes and coins and was expected to be completed no later than the end of February 2002. In practice, the bulk of this cash changeover was completed successfully within the first few weeks of the new year. Development work to cater for the changes that this brought to the Group's operations was completed successfully. The expenditure incurred is not regarded as significant.

There continues to be uncertainty as regards a UK decision to enter the single currency although the current Government has confirmed that they will make a decision on UK entry within 2 years of commencement of the current parliament. The Group remains actively involved in discussions within the banking industry and other sectors of the economy to help assess the implications for the Group and its customers. This work is undertaken under the direction of the Group's Euro Preparations Task Force, comprising senior representatives of all the Group's UK business areas and Group Office functions.

The Group's Operating Controls

This section reviews the Group's approach to risk management by describing:

- general principles for internal control and operating practices;
- the governance structure for the Group's controls;
- the Group Risk functions which oversee risk management activities; and
- the major types of risks to which the Group is subject.

Internal Control

The Board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness. This system was established on the commencement of the merged business on 10 September 2001 and has been in place throughout the period from then to the date of approval of the Report and Accounts. It is regularly reviewed by the Board and accords with the Turnbull Guidance on internal control.

In addition the Board has reviewed the effectiveness of the system of internal control specifically for the purposes of this statement.

The system of internal control provides for a documented and auditable trail of accountability and applies across the Group's operations. It covers strategic, financial, regulatory and operational risks and provides for assurances to successive levels of management and, ultimately, to the Board.

The system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and can provide only

Tamara Holt, Business Development Officer at BankWest's Bicton Customer Service Centre in Perth, Western Australia and Peter Knight, BankWest's Media Relations Manager



A$226m

BankWest increased pre-tax profits by A$32m to A$226m

reasonable – and not absolute – assurance against material misstatement or loss.

Operating Principles and Practices

The Group seeks to maintain high standards of business conduct across all of its operations.

The risk appetite of the Group is set by the Board. The strategy for managing risk is formulated by the executive and recommended to the Board for approval. The Group Management Board also reviews the effectiveness of the risk management systems through reports from management and from the Risk Committees. Management has the prime responsibility for identifying and evaluating significant risks to the business and for designing and operating suitable controls. Internal and external risks are regularly assessed, including control breakdowns, disruption of information systems, competition and regulatory requirements.

The assessment process is consistent across the divisions and Group Functions and uses an iterative challenge process to provide successive assurances to ascending levels of management up to the Board.

In judging the effectiveness of the Group's controls, the Board reviews the reports of the Audit Committee and management. It also considers key performance indicators and reviews monthly financial and business performance showing variances against budgets.

Group Level Controls

The Group committee structure considers risks and risk management from the Group's perspective and is supported by the Group Risk Functions, notably Group Financial Risk and Group Audit, Regulatory and Operational Risk. Together they provide central oversight by reviewing and challenging the work of the Divisions' own risk committees and by providing leadership in the development and implementation of risk management techniques.

Audit Committee

Without diminishing its own accountability, the Board has delegated certain responsibilities to the Audit Committee including ensuring that there is regular review of the adequacy and efficiency of the internal control procedures and that there is a proper compliance structure throughout the Group. The Audit Committee acts as the Audit Committee for regulated entities that are not wholly within a single division and is supported by five Divisional Risk Control Committees.

The Audit Committee, which meets at least quarterly, *inter alia* reviews management's procedures for:

- identifying business risks and controlling their financial impact;
- preventing or detecting fraud;
- ensuring compliance with regulatory and legal requirements; and
- monitoring the operational effectiveness of policies and systems.

The Audit Committee, which summarises its findings to the Board, uses a combination of assessment techniques designed to give the Board the assurance it requires about the internal control and risk management environment. These include reviews of regular reports from Group Financial Risk and from Group Audit, Regulatory and Operational Risk, consideration of external Auditors' reports and review of the minutes and work of Divisional Risk Control Committees.

The Divisional Risk Control Committees operate under delegated authority from the Audit Committee and the planning and co-ordination of their activities is reviewed by the Audit Committee. These committees review, on behalf of the Audit Committee, the adequacy of the five Divisions' systems of internal control (including financial, regulatory and operational risk management).

Group Credit Risk Committee

The Group Credit Risk Committee (GCRC) is responsible for assisting the Board to formulate the Group's risk appetite and strategies for managing the credit risk facing the Group.

It is also responsible for the implementation and maintenance of the Group's Credit Risk Management framework.

Group Risk Management Committee

The Group Risk Management Committee (GRMC) is responsible for assisting the Board to formulate the Group's risk appetite and strategies for managing all risks facing the Group, other than credit risk.

The Group Risk Management Committee is supported by three sub-committees:

- Group Asset and Liability Committee
- Group Insurance and Investment Risk Committee
- Group Operational and Regulatory Risk Committee

Group Asset and Liability Committee

The Group Asset and Liability Committee (GALCO) is responsible for the implementation and maintenance of the overall risk management framework relating to balance sheet structure, market risks, trading, funding and liquidity management across the Group's banking business. It recommends policy and guidelines to the Board. It is supported by Group Financial Risk, which monitors compliance with Group policies, standards and limits and aggregates all market risks to monitor the overall Group position independently from the business divisions.

Group Insurance & Investment Risk Committee

The Group Insurance & Investment Risk Committee (GIIRC) is responsible for the implementation and maintenance of the

Elaine Shaw, Customer Service Advisor, Halifax Direct



Kevin Jouhar, Head of FX Derivatives, Treasury, London



overall risk management framework relating to investment and insurance risks within the Insurance & Investment Division of the Group. It recommends policy limits and guidelines to the Board via the Group Risk Management Committee.

It is supported by Group Financial Risk (GFR), which will monitor compliance with Group policies, standards and limits and aggregate all investment and insurance risks to monitor the overall Group position.

Group Operational and Regulatory Risk Committee

The Group Operational and Regulatory Risk Committee (GORRC) is responsible for the overall operational and regulatory risk management framework across the Group. It recommends policy and guidelines to the Board via the Group Risk Management Committee. It is supported by Group Regulatory Risk and Group Operational Risk, which recommend and monitor compliance with Group policies and standards.

Group Risk

Group Risk consists of two functions; Group Financial Risk and Group Audit, Regulatory and Operational Risk both of which report to the Group Finance Director. The Chief Financial Risk Officer, Head of Group Audit, Regulatory and Operational Risk and Head of Group Internal Audit all have direct access to the Audit Committee Chairman, Group Chairman and Group Chief Executive.

The Group Risk areas provide functional leadership for specialist personnel throughout the Group's businesses and oversee risk management activities across the Group to ensure minimum standards are met, including monitoring of aggregate risk data at Group wide and regulated entity levels.

Group Financial Risk has three main areas of focus:

Group Asset and Liability Management monitors compliance with group policies, standards and limits and aggregates all market risks to monitor the overall group position.

Group Credit Risk monitors compliance with group policies, standards and limits and aggregates all credit risks to monitor the overall group position.

Group Insurance & Investment Risk is a new area. Its role will be to monitor compliance with group policies, standards and limits and aggregate all insurance and investment risks to monitor the overall Group position.

Group Audit, Regulatory and Operational Risk has three main areas of focus:

Group Internal Audit supports the Audit Committee and Divisional Risk Control Committees to review independently and objectively the effectiveness of the control and risk environment.

Group Regulatory Risk supports the GORRC to recommend policies and standards on regulatory risk and cultural issues for approval by the Board.

Group Regulatory Risk is responsible for monitoring the Group's adherence to regulatory requirements and for oversight of communications with regulators on a Group-wide basis, with direct responsibility for relations with the Financial Services Authority (FSA), the Group's principal regulator.

Group Operational Risk supports the GORRC to recommend policies and standards on operational risk for approval by the Board and to provide operational risk oversight of policies and standards.

Divisional Level Controls

Divisional Chief Executives have responsibility for managing strategic, market, credit, regulatory and operational issues affecting their own operations within the parameters of the Group policies set by the Board. All divisions have Divisional Risk Control Committees which comprise at least two independent Non-executive Directors and an Executive Director, independent of that division, to provide independent and objective assurance on the effectiveness of the division's internal control and risk management. These committees meet regularly to review the significant risks facing their business and the techniques used to assess and to manage them. Each division also has its own risk management committee or committees.

Regulatory Controls

The Group's businesses are regulated by a range of authorities including the FSA and regulators in overseas jurisdictions in which the Group operates.

The Group's activities are monitored by the regulators through periodic reviews and inspections. External auditors report periodically to the regulators, when requested, on certain aspects of internal controls and other matters. The findings of those reports are also considered by the appropriate Divisional Risk Control Committees, Audit Committees and Boards.

Mapping and Managing Risk

The Group is subject to risks, inherent in financial services activity. The Group's principal activities are the provision of retail, business and corporate banking services, investment management and insurance. It consequently makes loans to and takes deposits from customers and wholesale counterparties. The activities of Insurance & Investment Division carry investment management and insurance underwriting risks.

Credit Risk

This is the risk of financial loss from a customer's failure to settle financial obligations as they fall due. The GCRC, chaired by the Executive Deputy Chairman and comprised of senior executives, meets monthly and reviews the Group's lending portfolio to ensure a Group-wide understanding and control of credit risk.

Sarah Chan, Travel Sales Technician, Halifax General Insurance



Sarah Smith, Advertising Assistant, Intelligent Finance



Day to day management of credit risk is undertaken by specialist credit teams working within each business unit and in compliance with approved Group policies. Performance of each portfolio is reported to the GCRC monthly.

In all retail businesses, lending policy frameworks are determined centrally to ensure consistency in the management and monitoring of credit risk exposure. Full use is made of software technology in credit scoring new applications and current account overdraft extensions. In addition, behavioural scoring is used for credit cards and current accounts. Collections activity for credit card and current accounts, and for personal loans, is centralised for the various products, and sophisticated systems are used to prioritise action. Mortgage collection is conducted through a number of collection payment departments.

Within Business Banking, small business customers may be rated using scorecards in a similar manner to retail customers. Larger SME customers are typically rated in the same way as corporate customers. Corporate Banking conduct a full credit assessment of the financial standing of each customer and its future prospects and an internal rating is awarded. Internal ratings are reviewed regularly.

For Treasury operations policies are established and reviewed by the Group Wholesale Credit Committee, a sub-committee of the Group Credit Risk Committee, including limits for exposure to individual countries, sectors and corporate and financial institutions.

The controls applied to lending processes consider environmental risk and the potential impact this may have on the value of the underlying security.

Insurance & Investment Risk

Investment risk is the potential for financial loss arising from poor management of fund management assets (arising from both third parties and insurance policyholders), whilst insurance risk is the potential for loss arising from poor experience in relation to insurance contract pricing parameters (for both life and general insurance products).

Day to day management of such risk is undertaken both by line management and by specialist teams within Insurance & Investment Division. Full use is made of the statutory appointed Actuary and (Pension) Scheme Actuary roles, both to ensure regulatory compliance (in respect of the authorised insurance companies in the Group) and to meet HBOS control standards.

Once the Group Insurance & Investment Risk Committee is fully operational, regular reports will be made of aggregate risks across the Group.

Regulatory Risk

This is the risk that the Group, or any part of it, fails to meet the requirements or expectations of regulatory authorities or supervisors responsible for enforcing legislation, codes, or regulations governing the way that the Group's business activities are conducted within the UK or elsewhere. Regulatory risk can also arise where the Group fails to anticipate and manage regulatory change adequately.

Day to day management of regulatory risk is undertaken both by line management and specialist teams of compliance experts working within business units. Reports on regulatory risk management are made by business areas and divisions to their Risk Control Committee and individual company Audit Committee. Group Regulatory Risk provides a high level assessment to the Audit Committee.

Operational Risk

HBOS has adopted the industry standard Basel definition of operational risk:

"The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events."

The management of operational risk is an intrinsic part of every business manager's role. HBOS's approach is to ensure business managers identify, assess, prioritise and manage all substantial risks in a cost effective and consistent manner.

To this end HBOS uses a combination of self assessment, risk event and indicator analysis, appropriate insurance cover and contingency arrangements, together with sound control procedures and systems. This approach is entirely consistent with the current proposed amendments to the Basel Capital Accord. These activities will continue to be implemented throughout 2002.

Each line of business is required to compile an operational risk profile which sets out the internal assessment of risk and controls against consistent categories as a form of self certification. These profiles are presented to the Board and are subject to half-yearly updates and independent review by the relevant risk teams. They are also validated by Internal Audit during the course of their work.

In addition a number of specialist support functions provide centralised expertise in operational risk areas such as information security, fraud, corporate insurance and business continuity planning.

Liquidity Risk

Liquidity risk is the risk that the Group will be unable to meet financial commitments arising from the cashflows generated by its business activities. This risk can arise from mismatches in the timing of cashflows relating to assets, liabilities and off-balance sheet instruments.

The Group's UK liquidity is managed by Treasury Services Division. It operates to GALCO guidelines which ensure that the Group's funding requirements can be met at all times and that a stock of high quality liquid assets is maintained in a form and at a level which reflect prudent banking practice.

A further objective is to raise funding as cheaply as possible whilst ensuring that no significant unintended mismatches arise between loans and deposits. Close control is exercised over both volume and quality of short-term deposits, with the sources and maturities being managed to avoid a concentration of funding requirements at any one time from any one source. The framework ensures that the Group meets regulatory authority requirements.

Activity	Risk	Type of Derivative
Management of the investment of reserves and other non-interest bearing liabilities	Sensitivity to falls in interest rates	Receive fixed interest rate swaps Purchase of interest rate floors
Fixed and capped rate mortgage lending	Sensitivity to increases in interest rates	Pay fixed interest rate swaps Purchase of interest rate caps
Fixed rate savings products	Sensitivity to falls in interest rates	Receive fixed interest rate swaps
Fixed rate funding	Sensitivity to falls in interest rates	Receive fixed interest rate swaps
Fixed rate asset investments	Sensitivity to increases in interest rates	Pay fixed interest rate swaps
Investment and funding in non-sterling currencies	Sensitivity to changes in foreign exchange rates and interest rates	Cross currency interest rate swaps Foreign exchange contracts
Investment in assets/issuance with embedded options	Sensitivity to changes in underlying rates and rate volatility	Interest rate swaps, caps and floors Matched swaps with embedded options

Market Risk

This is the risk of financial loss from changes in market prices of financial instruments – typically resulting from movements in interest rates (Interest Rate Risk), equity or other indices, and foreign exchange rates (Foreign Exchange Risk). Overall accountability for the management of market risk and responsibility for setting limits for business areas lies with the GALCO.

Interest Rate Risk

The primary market risk faced by the Group is interest rate risk. Interest rate risk exists where the Group's financial assets and liabilities have interest rates set under different bases or reset at different times.

The Group assumes interest rate risk from dealings with customers, through fixed term lending, deposit taking or derivative contracts. This risk is monitored by Group and Divisional Asset and Liability Management within a framework determined by the GALCO. Trading activity is undertaken by Treasury Services Division.

The effect of interest rate movements is assessed using sensitivity analysis and other modelling techniques. Sensitivity to interest rate movements is shown in Note 44 to the Accounts on pages 99 and 100 which provides the year end repricing profile for the Group's financial assets and liabilities in the non-trading book, which includes lending, funding and liquidity activities. These activities typically lead to a surplus of liabilities over assets repricing in the short-term.

A liability (or negative) gap exists when liabilities reprice more quickly or in greater proportion than assets during a given period. This tends to benefit net interest income when rates are falling.

An asset (or positive) gap exists when assets reprice more quickly or in greater proportion than liabilities during a given period. This tends to benefit net interest income when rates are rising.

Interest rate risk is held in several currencies.

Foreign Exchange Risk

Structural foreign exchange exposures, which are set out in Note 46 of the Accounts on page 101, arise from the Group's investments in overseas subsidiaries, branches and other investments.

Foreign exchange exposures in Treasury Services Division, which arise in the normal course of business, are transferred to the trading book where they are managed within the GALCO approved limits.

Trading

The Group's market risk trading activities are principally conducted by Treasury Services Division in the UK. The regulatory capital charge for market risk trading exposures represents less than 1.36% of the Group's capital base.

The Group employs several complementary techniques to measure and control trading activities including: Value at Risk (VaR), sensitivity analysis, stress testing and position limits. The VaR model used forecasts the Group's exposure to market risk within an estimated level of confidence over a defined time period.

The year end VaR value was £13.8m. The calculation is based upon a confidence interval of 99% with a one day holding period. The Group recognises that the VaR methodology cannot guarantee the maximum loss that may be suffered in any trading period, particularly in the event of market turmoil. Therefore, stress testing is used to simulate the effect of selected adverse market movements.

The Group's trading market risk exposure for the year ended 31 December 2001 is analysed in Note 45 on page 100 of the Accounts.

The VaR figures reported for 2001 are more indicative of the on-going market risk profile in HBOS Treasury than those reported for 2000. Halifax Treasury trading activity was only initiated from June 2000 and was still at an embryonic stage by the end of that year.

Derivatives

In the normal course of banking business, the Group uses a limited range of derivative instruments for both trading and non-trading purposes. The principal derivative instruments used are interest rate swaps, interest rate options, cross currency swaps, forward foreign exchange contracts and futures. The Group uses derivatives primarily as a risk management tool for hedging interest rate and foreign exchange rate risk.

The table on the previous page provides an illustration of the traditional banking services and activities which can give rise to market risk exposures and the way in which this can be managed and mitigated by using derivatives.

The Group's activity in derivatives is controlled within risk management limits set by GALCO. This framework recognises the principal risks including credit, operational, liquidity and market risk associated with derivatives. Details of derivative contracts outstanding at the year end are included in Note 41 of the Accounts on pages 95 and 96.

Pedro Da Silva, Mortgage Advisor, Strand Branch, Halifax



Ian Lee, Global Analyst, Clerical Medical Investment Management





The New Force in the Community

Our performance is underpinned by a set of principles. We believe in conducting business in the right way. We owe our success to our shareholders, customers, people and the communities in which we operate. We have responsibilities to all of them.

Halifax and Bank of Scotland have both earned strong reputations for their approach to social responsibility and the merger now provides us with the opportunity to share best practice to establish an even more powerful force within the Community.

In 2001 we were included in the FTSE4Good UK and European indexes which recognise only companies 'moving towards best practice' in promoting practices that mitigate damage to the environment, that encourage respectful and constructive relations with stakeholders, and that support and respect the protection of international human rights.

Building on the Corporate Citizen Report produced by Bank of Scotland and the Environment Report produced by Halifax in 2001, we plan to issue our first report on our approach and performance on social responsibility later this year.

Our business ... what we do best

Our biggest contribution to the Community is through the products we offer and the customers we serve. Our commitment to great value products coupled with transparent and honest communication enables as many people as possible to save for and protect their futures.

We are committed to tackling social exclusion and our approach to community banking is leading the way for other banks to follow. The award-winning Bank of Scotland Easycash Account was one of the first in the UK to offer customers the same benefits enjoyed by current account holders, but without the risk of running up unwanted overdrafts or bank charges. Together with the Halifax Cardcash Account this gives HBOS over 80% of the total market for social banking accounts. Mobile banking units in rural Scotland and facilities for non-English speaking customers are just two further examples of our approach to financial inclusion.

We're also committed to making our products easily available to as many people as possible. We provide customers with literature in alternative formats, such as Braille and large print, and over 250 branch staff are now qualified British Sign Language Interpreters. We also provide induction loops for customers with hearing impairments.

Our efforts to make our products and services accessible to customers with disabilities were recognised by Halifax winning the 2001 Queen Elizabeth Foundation EASE Award for Banks & Building Societies.

Our people ... the reason behind our success

We are passionate about promoting dignity at work and are determined to create the most friendly, most motivated workforce wherever we do business. We will achieve this by creating a culture in which individual and team performance is valued, and in which people are helped to develop to their full potential in an open, honest and non-hierarchical working environment. We recognise the diversity of our workforce and are committed to remaining at the forefront of progressive companies in our 'work life' policies. We aim to achieve a workforce that is reflective of our current and potential customer base to better serve the changing communities in which HBOS operates. For example, we are working with Mencap to increase employment opportunities for people with learning disabilities and offer supported employment via Remploy.

We also recognise that everyone has a voice in a fast moving organisation, where positive dialogue is encouraged and valued. In addition to an annual opinion survey amongst all staff and monthly tracking of these opinions, we encourage discussion and consultation on all topics that are of interest to our people. Our internal communications programme is extensive and includes both

Forging a brighter future...
Mike Robertson, a member of FORGE, a cross-charity organisation sponsored by the Bank of Scotland, inspects new saplings planted in the Loch Lomond and the Trossachs National Park, Scotland

The New Force in the Community continued

group-wide communications, such as HBOS TV, as well as local business communications. Through our recognition of the Independent Union of Halifax Staff (IUHS) and Unifi, the banking and financial services sector union, we provide staff with formal mechanisms for consultation and representation. In 2001, we invested more than £50 million in developing the skills of our people. Our development programmes range from job related training and graduate induction courses through to MBA style management courses at Harvard and secondments to enterprise bodies and charities.

Our reward philosophy ensures that every colleague can share in the success of the business. We aim to be an employer of choice, and recognise that our remuneration package must provide real value to recruit and retain quality staff, particularly in view of the extremely competitive market for financial services staff.

A structured approach to salaries, bonuses, share ownership plans and benefits designed to provide a strong framework ensures that rewards are directly linked to performance and builds upon the commitment of our colleagues. The Bank of Scotland's flexible benefits plan gives employees the opportunity to tailor their benefits package to suit their own lifestyle, and the majority have already chosen to do so. We will build on this success by introducing a flexible benefits package for all colleagues within HBOS.

Colleagues are incentivised through both short-term cash bonuses, based on the business parameters they can influence through their actions, and longer term by share ownership plans based on the added value to shareholders. In September 2001, the HBOS Sharesave was launched which resulted in over 62% of colleagues participating. In addition, employees have the opportunity to invest some or all of their short-term cash bonus in HBOS shares, with an enhancement of one free share for every two purchased if the shares are held for three years.

A long-term share option plan has been developed, which will provide the majority of employees with options to buy HBOS shares during a set period. For more senior colleagues a long-term conditional share grant will be available, with shares being granted upon delivery of demanding corporate performance. Shareholder approval will be sought as required for those plans which have yet to be implemented.

Our community... from which we draw our success

Wherever we do business, we aim to support the local community from which we draw our success.

Over the past 5 years, we have contributed over £23m to benefit thousands of community organisations throughout the UK. We also offer our support by using our business resources, for example through the donation of computers and furniture, and by offering collection account facilities in our branches enabling charities to fundraise for major appeals at very low cost. Above all, community organisations benefit significantly through the fundraising and volunteering efforts of our people. Whilst money and gifts in kind are welcomed by community organisations, for many the most valuable contribution is the giving of our time and skills. We actively encourage our people to get involved. As further encouragement, we match the money raised for charity by staff. This has benefited hundreds of good causes. For example, in October last year, our people raised over £35,000 for Cancer Research UK. Taken together, these activities make HBOS one of the UK's most actively involved businesses.

In the future our activity will be organised under the umbrella of the HBOS Foundation due to launch later this year. Its activities will focus on a number of broad themes.

Debt counselling and money advice

Supporting independent agencies such as Citizens Advice Bureaux (CAB) and Money Advice Trust provide assistance for people experiencing severe financial difficulties. In 2001 we funded the development of an online debt counselling module for CAB offices which will help them manage workloads more efficiently.

Online technology

Developing sites for charities which enable them to communicate with their supporters and clients over the Internet. For example, the development of the National Asthma Association's website aimed at encouraging young people to discuss issues relating to asthma.

Education and Life Long Learning

Helping those with learning difficulties and people taking second chance learning opportunities. For example, in 2001 we funded the development of an Access Bus for the Open University.

Community support

Helping small community groups in those locations where we have offices and branches, especially those that encourage involvement in community life or supporting groups on low incomes and who experience exclusion. For example in 2001, we made bank accounts and business start-up loans available to vendors of the Big Issue. Since 1988 over £15m has been donated to British Heart Foundation, Imperial Cancer Research, Mencap and many other medical charities through our charity Visa cards. In 2001, we helped the Princess Royal Trust for Carers raise significant new funds for their important work and sponsored a volunteers day.

Ann Little, Banking Advisor, Derry's Cross Plymouth Branch, Halifax





Our environment...

We recognise our responsibility to minimise the long-term impact, whether direct or indirect, that our business activities have on the environment.

In 2001, Bank of Scotland was classified as AA and Halifax as AA- under the Bureau Veritas Safety and Environmental Risk Management rating system that provides an indication of the extent that an organisation manages its operational and environmental risk exposure. Bank of Scotland was ranked 2nd across the UK banking sector. Both businesses also contribute to the Business in the Environment index.

Our lending and leasing policies ensure that our teams are kept abreast of potential environmental risks and actions that are required to mitigate such risks. We are a leading provider of limited-recourse finance to the renewable energy sector, and have participated in many environmentally friendly projects such as municipal waste-to-energy facilities, poultry litter-fired power stations and landfill gas schemes.

Our procurement decisions take account of environmental issues and we encourage suppliers and contractors to commit to good practice in line with our policies. We purchase renewable 'green energy' to meet 10% of our annual electricity requirements in Scotland. This reduces our energy-related greenhouse gas emissions by around 4,300 tonnes of CO_2 per annum.

Throughout our business we are introducing Environmental Action Plans aimed at reducing energy consumption, waste and paper usage. As we refurbish offices and branches we are introducing new measures to reduce energy and water consumption, and we are deploying environmentally friendly travel plans.

In conjunction with our desire to support the local community, we also seek to foster a wider understanding of environmental issues within the Community by sponsoring a variety of initiatives in support of our environmental policies. For example, in 2001 we funded the development of Ergo, a quarterly online environment magazine produced by the environmental charity Global Action Plan, we sponsored the Action at School programme in the North West of England and in Calderdale, we supported the foundation of the Calderdale Sustainable Business Forum.

In Scotland we were instrumental in bringing together 16 charities under one umbrella project called Our Future for Forests with the aim of supporting woodland conservation and the protection of wildlife. This is one of the largest business environment sponsorships in the UK, and at the prestigious 2001 Hollis Awards, Bank of Scotland won the Best Environment Sponsorship award for this initiative.

Our health and safety responsibilities...

Both the Bank of Scotland and the Halifax recognised their corporate responsibility for ensuring the Health and Safety of colleagues and customers alike, with both companies regarding the control of health and safety as an integral part of their risk management philosophy.

A cornerstone of their approach to health and safety management is the principle of partnership, with both companies participating actively in 'Lead Authority' partnerships with Glasgow and Calderdale MBC. In practice this means that the enforcing authority has audited health and safety management systems and is actively involved in developing the management of safety within Bank of Scotland and Halifax. The concept of partnership also included the relationship with the Unifi and the IUHS, to ensure that the spirit of the obligation to consult with employee representatives was also part of the approach to managing health and safety.

Bank of Scotland has also established a partnership with the enforcing authority for Fire legislation, Lothian and Borders.

The success of the Halifax was recognised by both a gold award and a commendation for Safety training, from RoSPA, together with a prestigious award from the Health and Safety Executive recognising the contribution of the Halifax to European Week of Safety and Health.

Following the merger of Bank of Scotland and Halifax a HBOS Group policy has already been produced as part of the Group risk management structure, this will provide a solid foundation for the development of a pragmatic and consistent approach to health and safety management across the Group.

The existing partnerships with both the Unions and the Lead Authority will be continued and further developed. It is also planned that the implementation of Group policy will be supported by a network of trained health and safety co-ordinators – based on a successful approach developed by the Bank of Scotland.

Rocky, Big Issue Salesman, Princes Street, Edinburgh


ISSUE

£23m

HBOS has contributed more than £23m over the past 5 years to benefit thousands of community organisations.

The Board

Lord Stevenson
Chairman

Peter Burt
Executive Deputy Chairman

James Crosby
Chief Executive

Executive Directors

Andy Hornby
Chief Executive, Retail Banking

Phil Hodkinson
Chief Executive, Insurance & Investment

Colin Matthew
Chief Executive, Business Banking

George Mitchell
Chief Executive, Corporate Banking

Gordon McQueen
Chief Executive, Treasury

Mike Ellis
Group Finance Director

Non-Executive Directors

Charles Dunstone
Age 37, Charles was appointed to the Board of Halifax in February 2000. He is Chairman and Chief Executive Officer of the Carphone Warehouse plc, Europe's largest independent retailer of mobile communications equipment, which he founded in 1989.

Sir Ronald Garrick
Age 61, Sir Ronald was appointed to the Board of Bank of Scotland in March 2000. He is Chairman of The Weir Group PLC having previously been Chief Executive of that Company for over 16 years. Sir Ronald was appointed CBE in 1986 and knighted in 1994 for services to industry and public life in Scotland.

Tony Hobson
Age 54, Tony joined the Board of Halifax in May 2001. He was formerly Group Finance Director at Legal and General from 1987, retiring from the Board on 28 February 2001. He was previously with Sperry Corporation, SG Warburg, and Arthur Andersen and was the senior independent director of Thames Water PLC until November 2000. He is a non-executive director of Glas Cymru and Jardine Lloyd Thomson Group.

Brian Ivory
Age 52, Brian was appointed to the Board of Bank of Scotland in 1998. He is Chairman of The Scottish American Investment Company PLC, a director of Remy Cointreau SA and Chairman of the National Galleries of Scotland. He was Chairman and Chief Executive of Highland Distillers plc until 1999 and was appointed CBE in 1999.

John Maclean
Age 58, John was appointed to the Board of Bank of Scotland in 1995. He is a non-executive director of Scottish Value Trust PLC and a number of unlisted companies and was a founder and director of Kelvin Shipholdings Limited.

Coline McConville
Age 37, Coline was appointed to the Board of Halifax in February 2000. She is Chief Operating Officer of Clear Channel International Ltd, a media group with operations in 56 countries. Previously, she was with management consultants McKinsey and Co in London and The LEK Partnership in Munich.

Sir Bob Reid
Age 67, Sir Bob was appointed to the Board of Bank of Scotland in 1987 and was appointed as Deputy Governor in 1997. He was Chairman and Chief Executive of Shell UK Limited until 1990 and Chairman of British Railways Board between 1990 and 1995. Sir Bob is Chairman of the International Petroleum Exchange of London and of Sondex Limited. He is a non-executive director of Avis Europe plc, The Merchants Trust plc, Siemens Holdings plc and the Sun Life Assurance Company of Canada Inc. He is Chancellor of the Robert Gordon University, Chairman of each of Kings Cross Partnership, Foundation for Management Education, Edinburgh Business School and Learning through Landscapes.

Louis Sherwood
Age 60, Louis joined the Board of Halifax in January 1997. He is Chairman of Govett European Technology and Income Trust PLC. He was formerly Chairman of HTV Group plc between 1991 and 1997. He is a non-executive director of ASW Holdings PLC, ROK Property Solutions plc and Wessex Water Services Ltd.

Lord Simpson of Dunkeld
Age 59, Lord Simpson is a non-executive director of Nestle SA and Alstom SA and was Chief Executive of Marconi plc, formerly The General Electric Company plc, from September 1996 to September 2001. Created a life peer in the Prime Minister's Honours List in August 1997, Lord Simpson is a former Chief Executive of Lucas Industries (1994-96) and in the early 1990s held the posts of Chairman and Chief Executive of Rover Group and Deputy Chief Executive of British Aerospace plc.

Philip Yea
Age 47, Philip joined the Board of Halifax in October 1999. He was formerly Finance Director of Guinness PLC and subsequently Diageo plc before joining Investcorp in 1999. He is a non-executive director of Manchester United PLC.

The Directors have pleasure in presenting the Report and Accounts of HBOS plc for the period ended 31 December 2001.

Principal Activities

HBOS plc was incorporated on 3 May 2001. As a consequence of the approval of schemes of arrangement of the Governor and Company of the Bank of Scotland and Halifax Group plc, which became effective on 7 September and 10 September 2001 respectively, it became the holding company of the HBOS Group. Prior to that date HBOS plc had not traded.

The principal activities of the Group are the provision of banking and other financial services in the UK and overseas. The Group's existing business and future prospects are reviewed by the Chairman and the Chief Executive on pages 2 and 3 and pages 6 to 8 respectively and in the Divisional Reviews on pages 11 to 33. Financial aspects are covered in the Financial Review and Risk Management report on pages 35 to 43. A list of the main subsidiary undertakings, and the nature of each company's business, is given in Note 55 to the Accounts on page 107.

Results and Dividends

The Group profit attributable to shareholders for the year ended 31 December 2001, as shown in the Consolidated Profit and Loss Account, was £1,676 million (2000: £1,778 million). An interim dividend of 9.3p per Ordinary Share was paid on 31 October 2001. The Directors propose a final dividend of 18.7p per Ordinary Share to be paid on 31 May 2002 to shareholders on the register at the close of business on 15 March 2002, subject to approval at the Annual General Meeting. Shareholders will be offered the choice of receiving additional ordinary shares rather than cash in respect of this dividend. In addition shareholders will be asked at the Annual General Meeting to give Directors the authority to offer shares instead of cash in respect of future dividends.

Directors

On incorporation the Directors of HBOS plc were Jordans (Scotland) Limited and Oswalds of Edinburgh Limited. Both Directors resigned on 3 May 2001 and were replaced by Precis Company Services Limited and Peregrine Secretarial Services Limited, who served as Directors from that date until 31 May 2001 when they also resigned. No remuneration was paid in respect of any of these directorships. On 31 May 2001 Mike Ellis and Sir Bob Reid were appointed Directors. The following additional Directors were appointed on 5 June 2001: Peter Burt, James Crosby, Charles Dunstone, Sir Ron Garrick, Tony Hobson, Andy Hornby, Brian Ivory, John Maclean, Colin Matthew, Coline McConville, Gordon McQueen, George Mitchell, Louis Sherwood, Lord Simpson of Dunkeld, Lord Stevenson of Coddenham and Philip Yea. Phil Hodkinson was appointed a Director on 24 September 2001.

Details of the present Directors are given on page 48. With the exception of Lord Simpson, who will retire at the conclusion of the meeting, all will stand for election by shareholders at the Annual General Meeting. Particulars of Directors' remuneration and interests in shares of the Company are given in the Report of the Board in relation to Remuneration Policy and Practice on pages 51 to 60.

Employees

HBOS Group encourages applications for employment from disabled people and gives full consideration to such applicants based on their skills and abilities. In the event of an existing employee becoming disabled, the Group provides counselling and training support and seek to provide a suitable alternative position within the Group if the individual is unable to continue in their previous role. The Group offers training and career development for all disabled staff. The views of colleagues with a disability are sought through disability forums to ensure that the Group's policies continue to recognise their requirements.

Employee communication issues are reviewed on pages 45 and 46.

Charitable and Political Donations

During the year the Group made charitable donations in the UK of £4.5 million. Additionally £2.2 million in total has been made available to charities as a result of their affinity to the Visa Charity credit cards offered by Halifax plc and Bank of Scotland. No political contributions were paid in the year.

Payment Policy

For the forthcoming period the Group's policy for the payment of suppliers will be as follows:

- Payment terms will be agreed at the start of the relationship with the supplier and will only be changed by agreement;
- Standard payment terms to suppliers of goods and services will be 30 days from receipt of a correct invoice for satisfactory goods or services which have been ordered and received unless other terms are agreed in a contract;
- Payment will be made in accordance with the agreed terms or in accordance with the law if no agreement has been made; and
- Suppliers will be advised without delay when an invoice is contested and disputes will be settled as quickly as possible.

HBOS plc complies with the Better Payment Practice Code. Information regarding this Code and its purpose can be obtained from the Better Payment Practice Group's website at www.payontime.co.uk.

The Company's main trading subsidiary undertakings, Halifax plc and the Governor and Company of the Bank of Scotland had trade creditors outstanding at 31 December 2001 representing 23 days of purchases for each company.

The Company itself owed no amounts to trade creditors at 31 December 2001.

Share Capital

Full details of the movements in the authorised and issued share capital of the Company during the year are provided in Note 36 to the financial statements on pages 91 and 92.

The Company has authority to purchase up to 355,800,000 of its ordinary shares. The authority remains valid until the Annual General Meeting in 2002 or, if earlier, 12 December 2002. A resolution will be put to shareholders to renew the authority at the Annual General Meeting. At the date of this report no disclosable interest in the issued share capital has been notified to the Company in accordance with sections 198 to 208 of the Companies Act 1985.

Unclaimed Shares

Between 31 July and 30 August 2001 Halifax Group plc ordinary shares held by the unclaimed shares trust were sold at an average price of £8.34 per share. This trust was established, on the conversion of Halifax Building Society to a listed public company in 1997, to hold Halifax plc ordinary shares to which qualifying members of Halifax Building Society and others might be entitled, but which had not been claimed. This trust was terminated when the Halifax Group plc ordinary shares, which represented the original Halifax plc ordinary shares after the corporate restructuring in June 1999, were sold in accordance with the conversion terms and the Articles of Association of Halifax Group plc. The net sale proceeds belong to Halifax Group plc until claimed. Halifax Group plc has recorded the name of the person previously believed to be entitled to claim the shares as a creditor for the net sales proceeds in its accounts and, if a valid claim is made during the period of nine years from the date of sale, will pay the proceeds (without interest) to the person who would have been entitled to the shares. After the expiry of this nine-year period the money will belong to Halifax Group plc absolutely.

Post Balance Sheet Events

On 1 March 2001, the Halifax Group acquired the operating assets, sales force and unit linked and non-profit business of The Equitable Life Assurance Society ('The Equitable'). Subsequently, on 11 January 2002, The Equitable's guaranteed annuity rate and non-guaranteed annuity rate policyholders voted in favour of a scheme of arrangement to compromise their respective claims against the with-profits fund. The scheme became effective on 8 February 2002. As a result of this, in accordance with the terms of the acquisition, in addition to the consideration paid of £507 million, Halifax plc (a subsidiary of HBOS plc) agreed to pay a further £250 million which it has done by unconditionally waiving the repayment of £250 million of loans advanced by it to The Equitable under a fully collateralised loan facility of £251 million, which was granted in 2001. The accounting implications arising from this are set out in Note 50 of the accounts.

Properties

The Directors are of the opinion that the current market value of the Group's properties is not significantly different from the amount at which they are included in the balance sheet.

Auditors

A resolution to re-appoint KPMG Audit Plc as auditors will be put to shareholders at the Annual General Meeting.

On behalf of the Board

H F Baines
Company Secretary
26 February 2002

Report of the Board in relation to remuneration policy and practice

1. Introduction

1.1 Composition and Operation of the Remuneration Committee

The remit of the Committee is given on page 61 in the Corporate Governance Statement. The Committee is chaired by Brian Ivory, a Non-executive Director. The Committee's members are all Non-executive Directors. The Group Chairman, who is not a member of the Committee, together with the Chief Executive and the Group Human Resources Director, attend meetings at the Committee's request.

The Board determines overall remuneration policy for the Executive Directors based on recommendations from the Committee. The Committee determines the remuneration arrangements of the Group Chairman and the Executive Directors. The Group Chairman and the Executive Directors determine the remuneration arrangements of the Non-executive Directors. No Director is present at any meeting of the Board or the Committee when his or her own remuneration or contractual terms are being discussed.

The Committee has access to independent and external advice on remuneration matters.

1.2 Compliance

Full details of the Group's approach to corporate governance, including compliance with the Combined Code appended to the Listing Rules of the UK Listing Authority, are included in the Corporate Governance Statement on pages 61 and 62.

The Committee has followed Schedule A to the Combined Code in designing performance-related bonus schemes for executives. The Board has followed Schedule B to the Combined Code in preparing this Report.

1.3 Service Contracts

The Executive Directors have service contracts which can be terminated by the Group on not less than one year's notice and by the Director on not less than six months' notice. The contract relating to the provision of the services of Lord Stevenson will expire in June 2002, but can be extended by mutual consent for a three year term to June 2005. If terminated prior to expiry of the initial term, or any extension thereof, compensation up to the equivalent of 12 months' fees may be payable. The Non-executive Directors do not have service contracts.

1.4 Basis of Preparation

Directors' remuneration and Directors' share interests for 31 December 2000 and 2001 include those Directors of Bank of Scotland and Halifax Group plc, who were appointed to the Board of HBOS plc, together with those Directors appointed during the year.

2. Remuneration Policy for Executives

2.1 Policy

To deliver its objective of creating real increases in shareholder value relative to the finance sector, the Group needs to attract and retain the most capable and committed people and create the right employment conditions and reward opportunities for them.

The remuneration policy for Executive Directors and other executives is aligned with this objective. Accordingly, the focus of remuneration policy is not primarily on annual salary but is on incentive plans that are closely aligned with the delivery of both operating plans and shareholder value. Group executives will not be well rewarded, in relation to comparable roles in the finance market, unless shareholders are well rewarded.

Therefore, for 2002 and beyond:

- salary policy will be set at market median;
- short-term bonus plans will be based on the delivery of annual operating plans. Executives will be able to opt to take their annual bonus in shares rather than in cash (as will nearly all Group employees). Those that do and retain their shares for three years will receive a 50% enhancement of their shareholding;
- subject to shareholder approval, long-term bonus plans will be based, for the most senior executives, on conditional share grants. Participants will not receive any of these shares unless the Group's relative total shareholder return is above that of the finance sector as measured using the weighted average total shareholder return of a comparator group of companies. This long-term scheme is highly geared so that average performance generates no reward but outstanding performance generates high levels of reward.

The Group believes that share ownership by employees throughout the Group enhances their alignment with shareholders' interests. Therefore colleagues in the Group are able to own shares through:

- the save as you earn scheme where there is a participation level of 62%;
- the annual bonus plans where, from January 2002, all employees can opt to take annual bonus in shares rather than in cash, with those who take their annual bonus in shares and retain them for three years receiving a 50% enhancement of their shareholding.

Shareholder approval is being sought this year for a share option plan. Under the first operation, employees who are not in the most senior executive group would receive a grant of share options equivalent to 20% of salary.

These schemes apply to the vast majority of employees throughout the Group. They form a key element in the Group's commitment to creating a competitive, flexible and performance-oriented reward structure that is designed to attract, inspire and retain skilled people throughout the Group.

2.2 Salary

Salary benchmarks for executives are reviewed annually, taking account of information from independent sources on salary rates for comparable jobs in the finance industry and in other selected major public companies. Actual salaries will normally be reviewed annually but can be reviewed at any time. There is no automatic annual salary increase.

Pension entitlement is based on salary only.

2.3 Bonus Schemes

The purpose of the bonus schemes is to provide a direct link between each individual's remuneration and his or her performance, that of the business he or she works in and that of the Group, both annually and over the longer term.

All Executive Directors and a substantial majority of other executives will participate in new Group-wide bonus schemes in 2002. Levels of participation will differ in order to align overall individual remuneration with the Group's policy objectives outlined earlier. Different, market-appropriate, arrangements will exist for a small number of executives within the Group.

Payment of bonuses, for Executive Directors and certain other senior executives, is subject to the approval of the Committee. Except in circumstances in respect of initial periods of employment, no Executive Director has a contractual right to a bonus.

Bonus arrangements applying during 2001 in Halifax Group plc ("Halifax") and Bank of Scotland (the "Bank") are set out below.

2.3.1 Short Term Bonus Scheme for 2001 – Former Halifax Executives

The levels of payments under the scheme are dependent, for Executive Directors and most other executives, on the extent to which participants achieve their operating plan objectives. In 2001, for Executive Directors, payment of target bonus required the achievement of targets for earnings per share (EPS) and return on equity (ROE) and the attainment of a certain level of profit before tax (PBT). Threshold bonus is paid if EPS and ROE are achieved at 95% of target levels. Maximum bonus is paid if EPS and ROE are achieved at 105% of target levels. No bonus is paid if performance falls below the threshold levels for EPS and ROE and bonus is halved if PBT falls below 97.5% of target. The benchmark payment levels which applied for 2001 were as follows:

	Bonus as a % of salary			
Executive category	Threshold	Just Below Target	Target	Maximum
Tier 1 including Executive Directors	20.00%	39.99%	55.00%	82.50%
Tier 2	16.25%	32.49%	45.00%	67.50%
Tier 3	12.50%	24.99%	35.00%	52.50%
Tier 4	8.75%	17.49%	25.00%	37.50%

2.3.2 Long Term Bonus Scheme for 2001-2003 – Former Halifax Executives

Participants in the scheme are granted conditional shares at the start of each operation of the scheme equal to a number of shares secured by a percentage of the participant's salary and based on the price of the Group's shares, using the average market price in the ten business days ending at the previous year end, as follows:

Executive category	Conditional share grant as a % of salary
Tier 1 including Executive Directors	100%
Tier 2	75%
Tier 3	50%
Tier 4	25%

The number of shares actually released to participants under the scheme is dependent on the Group's annualised total shareholder return (TSR) (defined as the gross overall return on ordinary shares of Halifax Group plc (now HBOS plc) after all adjustments for capital actions and re-investment of dividends or other income) over three-year periods, compared to the annualised weighted average TSR of a basket of comparator companies over equivalent periods, as follows:

Group's relative TSR performance	Proportion of share grant released
0% p.a. (or below)	0%
+4% p.a.	100%
+8% p.a. (or above)	200%

Intermediate positions are determined by interpolation.

There is, however, a guaranteed minimum release of 60% of the share grant, for both this scheme and the 2000-2002 scheme, as agreed by Halifax shareholders at the time of the merger. This reflected the comparative performance position at the time of the merger announcement.

2.3.3 Share Option Schemes – Former Halifax Executives

These schemes, which were introduced early in 2001, apply to a substantial majority of employees but do not apply to executives, for whom the above long-term scheme was already in place.

2.3.4 Short Term Bonus Schemes for 2001 – Former Bank of Scotland Executives

Executive Directors and other executives participate in an annual performance bonus plan which is payable in cash.

The maximum overall bonus is determined by the Board on the recommendation of the Remuneration Committee. For the ten month period to 31 December 2001 the bonus pool has been set at 52.5% of total relevant salaries. Individual awards have been decided by the Remuneration Committee based on a combination of Group, business and individual performance.

Executive Directors and other executives were eligible to participate, on the same basis as all other eligible staff, in the Bank of Scotland's profit sharing schemes which make payments based on the level of the pre-tax return on shareholders' funds.

There are two profit sharing schemes, a stock scheme and a cash scheme, run in parallel. The maximum total annual amount payable under these schemes is 15% of a participant's eligible salary. Subject to Inland Revenue limits, participants can choose to take their profit sharing entitlement (if any) as ordinary shares, with such shares held in trust for them for three years, or as cash.

2.3.5 Long Term Bonus Scheme for 2001 – Former Bank of Scotland Executives

Executive Directors and other executives have been eligible to participate in the Bank of Scotland's Inland Revenue approved and unapproved Executive Stock Option Schemes, which were adopted by shareholders in 1985, 1995 and 1996 respectively.

The rules of the 1995 Scheme contain a performance pre-condition on exercise which is that options are not capable of being exercised unless growth in diluted earnings per share has exceeded the growth in the Retail Price Index over a period of not less than three consecutive financial years by not less than 2% per annum. For the 1985 Scheme no such performance condition required to be satisfied. Following the merger, the rules of the 1996 Scheme, which were virtually identical to those of the 1995 Scheme, were amended to allow participants who leave within 18 months of the Bank's Scheme of Arrangement becoming effective and participants who remain employed on the 3rd anniversary of the option grant to exercise such options without reference to performance.

However, as a result of the merger no options were granted under these schemes during 2001. In lieu of such a grant, a cash payment of 5% of salary was made to all executives who would otherwise have received an option grant in 2001.

2.4 Benefits

Each executive is provided with benefits which principally comprise a company car, pension arrangements, paid leave, healthcare cover and a preferential terms mortgage.

Executives are eligible for membership of tax-approved final salary pension arrangements and, for certain executives who joined the Group after 1989, separate unfunded final salary pension arrangements. These arrangements, taken together, provide a personal pension benefit based on salary only, with a maximum pension of two thirds of final salary (in broad terms, the last 12 months' salary) at normal retirement age (age 60), subject to the necessary pensionable service. The arrangements also provide a lump sum life assurance benefit of four times salary and pension benefits for spouses and qualifying children. All tax-approved benefits are subject to Inland Revenue limits.

3. Directors' Remuneration for the year ended 31 December 2001

3.1 Directors

3.1.1 Year-on-Year Comparison for Executive Directors

Details of the remuneration of the Executive Directors are summarised in Table 1 below:

Table 1

	2001			2000		
	Salary, taxable benefits (Note 2) £000	**Annual bonus (Note 1) £000**	**Total £000**	Salary, taxable benefits £000	Annual bonus (Note 1) £000	Total £000
Peter Burt	**593**	**401**	**994**	458	224	682
James Crosby	**578**	**495**	**1,073**	472	218	690
Mike Ellis	**430**	**371**	**801**	353	165	518
Phil Hodkinson	**94**	**132**	**226**	–	–	–
Andy Hornby	**346**	**301**	**647**	270	125	395
Gordon McQueen	**361**	**231**	**592**	195	85	280
Colin Matthew	**343**	**231**	**574**	184	85	269
George Mitchell	**398**	**280**	**678**	183	88	271

Notes to Table 1

Note 1:
In respect of 2001, the annual cash bonus for former Halifax Executive Directors was 82.5% of salary at the year end, excluding any enhancements of bonus if taken as shares.

In respect of 2000, the annual bonus shown is based on the cash element only. Messrs Crosby, Ellis and Hornby chose to take all their bonus in shares which means that these bonuses will qualify for a 50% share enhancement after three years.

The annual bonus shown for the same year for Messrs Burt, Matthew, McQueen and Mitchell includes both their profit sharing entitlement of 15% of eligible salary and the annual performance bonus.

Note 2:
The salary and taxable benefits shown for Phil Hodkinson includes a £60,000 bonus agreed on his appointment.

3.1.2 Regulatory Presentation for Directors
Table 2 below has been prepared in accordance with regulatory requirements in respect of Directors' remuneration for the year ended 31 December 2001:

Table 2

	Notes	Salary £000	Taxable Benefits £000	Annual cash bonus £000	Fees and further remuneration £000	Total year ended 31.12.01 £000	Comparative total year ended 31.12.00 £000
Chairman							
Lord Stevenson	5	350	–	–	13	363	265
Deputy Chairman							
Peter Burt	2	575	10	401	8	994	682
Executive Directors							
James Crosby	1	555	23	495	–	1,073	690
Mike Ellis	1	417	13	371	–	801	518
Phil Hodkinson	1,3	94	–	132	–	226	–
Andy Hornby	1	334	12	301	–	647	395
Gordon McQueen	2	325	28	231	8	592	280
Colin Matthew	2	325	10	231	8	574	269
George Mitchell	2	377	13	280	8	678	271
Non-executive Directors							
Charles Dunstone	–	–	–	–	36	36	28
Sir Ronald Garrick	–	–	–	–	48	48	27
Tony Hobson	3	–	–	–	73	73	–
Brian Ivory	–	–	–	–	54	54	39
Coline McConville	–	–	–	–	44	44	33
John Maclean	–	–	–	–	73	73	70
Sir Bob Reid	–	–	–	–	128	128	154
Louis Sherwood	4	–	–	–	99	99	77
Lord Simpson	–	–	–	–	33	33	–
Philip Yea	–	–	–	–	45	45	32
Total		3,352	109	2,442	678	6,581	3,830

Notes to Table 2

Note 1:
The terms of the Short Term Bonus Scheme for former Halifax Executive Directors are set out in 2.3.1. The amounts approved by the Committee relate to 2001. They exclude any potential enhancements if bonus is taken in shares.

Note 2:
The terms of the Short Term Bonus Scheme for former Bank Executive Directors are set out in 2.3.4. The amounts approved by the Committee relate to 2001. The amounts reflect the bonus paid on a proportionate basis for the 2 month period to 28 February 2001 and the 10 month period to 31 December 2001.

Note 3:
Tony Hobson was appointed as a Director on 5 June 2001. Phil Hodkinson was appointed as a Director on 24 September 2001, at which time a guaranteed bonus of £60,000 was agreed.

Note 4:
Payments to Louis Sherwood include fees of £46,150 (2000 – £41,892) in respect of services as Chairman of Clerical Medical Investment Group Ltd.

Note 5:
The fee payment to Lord Stevenson of £12,500 (2000 – £14,583) relates to his services as a Director of St. James's Place Capital plc. The amount shown as 'salary' relates to payments made in respect of the services of Lord Stevenson as Chairman of the Company (and, prior to the merger, of Halifax Group plc).

3.1.3 Non-Executive Directors
In 2001 the annual fee payable to Non-executive Directors was at a rate of £30,750 p.a. The annual fee previously payable to Non-executive Directors in the Bank was £22,000 p.a. and to Non-executive Directors in Halifax was £30,750 p.a. These fees covered duties and responsibilities associated with Board meetings and the Annual General Meeting. Further remuneration is paid to Non-executive Directors for the responsibilities associated with Board committees and subsidiary boards.

3.2 Pension Benefits as at 31 December 2001
Details of each Executive Director's pension and lump sum life assurance entitlement, and the costs of providing those benefits, are as follows:

Table 3

	Pension as a % of final salary (Note 1)	Lump sum life assurance as a multiple of salary (Note 1)	Cost of benefits as a % of salary (Note 2)
Peter Burt	55.0%	4	31%
James Crosby	66.7%	4	49%
Mike Ellis	66.7%	4	53%
Phil Hodkinson	39.0%	4	50%
Andy Hornby	66.7%	4	44%
Gordon McQueen	50.0%	4	28%
Colin Matthew	66.7%	4	28%
George Mitchell	66.7%	4	28%

Notes to Table 3

Note 1:
Pension is based on retirement from service at normal retirement age (age 60) and is based on final salary, disregarding, where relevant, the earnings cap as defined in the Finance Act 1989. Pension and lump sum life assurance is provided from the Halifax Retirement Fund (the "Fund") and from the Bank of Scotland 1976 Pension Scheme (the "Scheme") to the extent permitted by legislation, and otherwise from separate arrangements with the Group.

Note 2:
Costs are based on estimates, by the Actuaries to the Scheme and to the Fund, of the costs to the Group over the future service periods of the Executive Directors. Costs are calculated on the funding assumptions adopted for the latest actuarial valuations of the Scheme and the Fund and do not distinguish between the costs of providing benefits from the Scheme and the Fund and the costs of providing benefits from separate unfunded arrangements.

Details of each Executive Director's accrued pension benefits are as follows:

Table 4

	Age at 31.12.01	Accrued pension p.a. at 31.12.01 £000	Increase in accrued pension for year to 31.12.01 £000	Director's contribution in year to 31.12.01 £000
Peter Burt	57	296	72	–
James Crosby	45	284	61	13
Mike Ellis	50	236	48	11
Phil Hodkinson	43	3	3	3
Andy Hornby	34	30	15	9
Gordon McQueen	55	144	45	–
Colin Matthew	51	196	55	–
George Mitchell	51	225	82	–

Notes to Table 4

Note 1:
The accrued pension at 31 December 2001 is the pension which the Director would have been entitled to receive based on his completed pensionable service, had he left on 31 December 2001, payable from normal retirement age (age 60) and subject to revaluation increases between leaving and retirement.

Note 2:
The increase in accrued pension is the accrued pension at 31 December 2001 less the accrued pension at 31 December 2000, after allowance for RPI-linked revaluation increases over the year.

Note 3:
The Director's contribution is the personal contribution required under the terms of the Fund (no personal contribution is required under the terms of the Scheme) and is exclusive of any voluntary contributions made. There were no contributions by the Group to any money purchase pension arrangements in respect of any Director during 2001.

Note 4:
The Scheme and the Fund have a normal retirement age of 60. On death after retirement or after leaving service, a spouse's pension equal to 50% of the member's pension for the Scheme and 66.6% of the member's pension for the Fund would be payable. Children's benefits may also be payable.

Members of the Scheme require the consent of the Bank before retiring early. Under the Fund, Executive Directors have a contractual right to retire at age 55 with a non-reduced pension.

Pension increases after retirement are a mixture of guaranteed and discretionary. Increases to Bank of Scotland pensions in respect of service before 6 April 1997 are not guaranteed, but the Bank has an established policy of reviewing pensions on a discretionary basis in line with increases in the Retail Price Index. Increases to Scheme pensions in respect of service after 5 April 1997 are guaranteed to increase in line with the increase in the Retail Price Index, subject to a maximum of 5% per annum. The Fund guarantees to increase pensions in line with the increase in the Retail Price Index, subject to a maximum of 5% per annum and a minimum of 3% per annum.

Allowance is made in transfer values on leaving in respect of the discretionary increases outlined above.

3.3 Directors' Share Interests

3.3.1 Shares

The beneficial interests of the Directors and their immediate families in the ordinary shares of the Group are set out below:

Table 5

	Number of shares at 31.12.01	Number of shares at 31.12.00*
Chairman		
Lord Stevenson	**118,303**	118,303
Deputy Executive Chairman		
Peter Burt	**508,615**	482,588
Executive Directors		
James Crosby	**55,299**	21,775
Mike Ellis	**39,638**	4,893
Phil Hodkinson	**197**	197
Andy Hornby	**17,228**	4,492
Gordon McQueen	**54,445**	54,233
Colin Matthew	**41,348**	39,704
George Mitchell	**32,833**	31,830
Non-Executive Directors		
Charles Dunstone	**100,000**	100,000
Sir Ronald Garrick	**3,773**	2,000
Tony Hobson	**1,000**	–
Brian Ivory	**11,000**	11,000
Coline McConville	**2,070**	2,070
John Maclean	**5,030**	5,000
Sir Bob Reid	**27,160**	26,819
Louis Sherwood	**10,000**	10,000
Lord Simpson	**3,863**	3,863
Philip Yea	**6,185**	2,185

* or date of appointment if later.

Note to Table 5

James Crosby, Brian Ivory, John Maclean, George Mitchell and Sir Bob Reid all have a non-beneficial interest as at 31 December 2001, in 7,723,565 ordinary shares as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

Brian Ivory has a non-beneficial interest over 4,500 ordinary shares (2000 – 18,000).

Certain Directors will receive further interests in the ordinary shares of the Group arising out of the Short Term Bonus Schemes and, potentially, the Long Term Bonus Schemes and the Executive Stock Option Schemes, as set out in Tables 6, 7 and 8.

Lord Stevenson has a non-beneficial interest over 120,000 ordinary shares of 15 pence each (2000 – 120,000) in St. James's Place Capital plc.

Except as disclosed no Director had any interest in the preference shares of HBOS plc nor in the loan or share capital of any Group undertaking at the beginning or end of the financial year. No options to subscribe for shares in other Group companies are granted to Directors of the Group.

3.3.2 Short Term Bonus Scheme (pre-2000) – Former Halifax Executives

Details of the ordinary shares of the Group in which Directors had an interest under the pre-2000 scheme are set out below:

Table 6

	Grant effective from	At 31.12.00	Granted in Year	Transferred to Participants in Year	At 31.12.01
James Crosby	March 1999	5,943	572	6,515	–
	March 2000	15,906	1,063	16,969	–
Mike Ellis	March 1999	6,466	623	7,089	–
	March 2000	12,164	813	12,977	–
Andy Hornby	March 2000	1,544	103	1,647	–

Note to Table 6

The shares, which relate to the 1998 and 1999 operations of the Short Term Bonus Scheme, were granted at £8.63 and £6.78 respectively, the average market prices in the ten business days ending on 31 December 1998 and 31 December 1999.

The shares granted in 2001 are dividend reinvestment shares received in relation to the 1999 and 2000 grants.

The shares were released to individuals on the merger of the Bank and Halifax.

3.3.3 Short Term Bonus Scheme for 2001 – Former Halifax Directors

Certain Directors have a conditional entitlement to shares arising from the annual bonus. Where the annual bonus for 2000 was taken in shares and these shares are retained in trust for three years, the following shares will also be transferred to the Directors.

Table 7

	Grant effective from	Granted in Year and as at 31.12.01
James Crosby	March 2001	9,710
Mike Ellis	March 2001	7,308
Andy Hornby	March 2001	5,533

Note to Table 7

The shares, which relate to the 2000 operation of the Short Term Bonus Scheme were granted at £6.75.

These shares will be released after 3 years, subject to the bonus shares still being held at that time.

3.3.4 Long Term Bonus Scheme and Special Long Term Bonus Scheme – Former Halifax Executives

Details of the ordinary shares of the Group which have been conditionally awarded to Directors under the schemes are set out below. The performance conditions relating to these conditional awards in respect of schemes effective from 1 January 2000 or later are set out in 2.3.2, other than in respect of the services of Lord Stevenson, where different but equivalent conditions apply.

Table 8

	Grant effective from	At 31.12.00	Granted in Year	Lapsed in Year	At 31.12.01
James Crosby	January 1999	13,867	–	13,867	–
	January 2000	62,684	–	–	62,684
	January 2001	–	70,992	–	70,992
		76,551	70,992	13,867	133,676
Mike Ellis	January 1999	15,088	–	15,088	–
	January 2000	47,935	–	–	47,935
	January 2001	–	53,435	–	53,435
		63,023	53,435	15,088	101,370
Andy Hornby	January 2000	80,752	–	–	80,752
	January 2001	–	40,458	–	40,458
		80,752	40,458	–	121,210
Phil Hodkinson	January 2001	–	53,435	–	53,435
		–	53,435	–	53,435
Lord Stevenson	July 1999	15,853	–	–	15,853
	January 2000	36,873	–	–	36,873
	January 2001	–	38,168	–	38,168
		52,726	38,168	–	90,894

Notes to Table 8

Note 1:

Shares under these schemes were granted using the average market price in the ten business days ending at the previous year or period end, as follows:

Scheme	Share Grant Price
January 1999 – December 2001	£8.63
July 1999 – December 2002*	£7.885
January 2000 – December 2002	£6.78
January 2001 – December 2003	£6.55

* This scheme applies only in respect of the services of Lord Stevenson.

In respect of the schemes effective from July 1999, January 2000 and January 2001, up to 200% of the grants can be released as outlined in 2.3.2.

The grant effective from January 2000 for the period to December 2002 for Andy Hornby includes 44,248 shares which are related to his joining arrangements. He is guaranteed a minimum release based on an amount of 22,124 shares at the end of that period.

Subject to performance, shares under these long-term schemes will be released to individuals shortly after the three year anniversary (three and a half year anniversary in respect of the first grant relating to Lord Stevenson (see Note 2 below)) of the relevant effective grant date.

Note 2:
In the case of Lord Stevenson the grants are awards of notional shares. For technical reasons he will become entitled to the cash value of the relevant shares on vesting.

This value will, subject to any withholdings for tax or National Insurance, be applied in acquiring shares on his behalf.

Note 3:
As part of the arrangement necessary to facilitate Phil Hodkinson's recruitment in September 2001, it was agreed that he should receive an award over 53,435 shares, subject to the terms of the Long Term Bonus Scheme, effective from January 2001 (as disclosed above) and (in addition to any award he receives under the normal operation of the proposed new HBOS Long Term Executive Bonus Plan in 2002 (as disclosed in the AGM notice)) an award over shares having a value equal to 100% of salary (with maximum vesting of 200%), subject to the terms of the proposed new HBOS plan, effective from January 2002. Awards are not pensionable.

3.3.5 Long Term Option Scheme – Former Bank of Scotland Executives

Table 9

	Grant effective from	At 31.12.00	Granted in Year	Exercised in Year	At 31.12.01 Note 1	Unit (p)	Exercisable
Peter Burt	October 1995	72,000	–	72,000	–	259.83	–
	October 1996	90,000	–	90,000	–	273.67	–
	October 1997	53,000	–	53,000	–	535.33	–
	October 1998	60,000	–	60,000	–	583.50	–
	May 2000	75,000	–	–	75,000	551.50	2003-2010
	October 2000	90,000	–	–	90,000	610.00	2003-2010
		440,000		275,000	165,000		
Gordon McQueen	October 1995	48,000	–	–	48,000	259.83	2002-2005
	October 1996	45,000	–	–	45,000	273.67	2002-2006
	October 1997	32,000	–	–	32,000	535.33	2002-2007
	October 1998	5,223	–	–	5,223	574.33	2002-2008
	October 1998	29,777	–	–	29,777	583.50	2002-2008
	May 2000	35,000	–	–	35,000	551.50	2003-2010
	October 2000	40,000	–	–	40,000	610.00	2003-2010
		235,000			235,000		
Colin Matthew	October 1995	48,000	–	–	48,000	259.83	2002-2005
	October 1996	50,000	–	–	50,000	273.67	2002-2006
	October 1997	28,000	–	–	28,000	535.33	2002-2007
	October 1998	5,223	–	–	5,223	574.33	2002-2008
	October 1998	29,777	–	–	29,777	583.50	2002-2008
	May 2000	40,000	–	–	40,000	551.50	2003-2010
	October 2000	40,000	–	–	40,000	610.00	2003-2010
		241,000			241,000		
George Mitchell	October 1996	50,000	–	–	50,000	273.67	2002-2006
	October 1997	35,000	–	–	35,000	535.33	2002-2007
	October 1998	40,000	–	–	40,000	583.50	2002-2008
	May 2000	5,572	–	–	5,572	538.33	2003-2010
	May 2000	39,428	–	–	39,428	551.50	2003-2010
	October 2000	50,000	–	–	50,000	610.00	2003-2010
		220,000			220,000		

Notes to Table 9

Note 1:
Executive stock options granted in 1995 and subsequently under the 1995 Scheme are subject to a performance pre-condition on exercise, as outlined in 2.3.5. No Directors' executive stock options lapsed in the period 1 January 2001 to 26 February 2002.

Note 2:
The grants effective from October 1995, October 1996, October 1997 and October 1998 were all exercised by Peter Burt on 9 November 2001. The mid-market price on the date of exercise was 822.46p, resulting in a potential pre-tax gain of £1,195,000.

3.3.6 Sharesave Scheme
The Group's Sharesave Scheme is available to the majority of staff.

62% of eligible staff participate in the scheme. The scheme allows staff to save a fixed amount of money on a monthly basis. At the end of a pre-determined period, of three, five or seven years, staff have the right, if they so choose, to use the funds accumulated to purchase shares in the Group at a fixed price.

Certain eligible Executive Directors have taken up membership of the Sharesave Scheme and the projected numbers of shares which they would be entitled to purchase at the end of the relevant pre-determined period are set out below:

Table 10

	Grant effective from	At 31.12.00	Granted in Year	Lapsed in Year	Exercised in Year	At 31.12.01	Initial Exercise Date	Expiry Date
James Crosby	Sept 1997	2,980	–	–	–	2,980	Sept 2002	Mar 2003
Mike Ellis	Sept 1997	2,980	–	–	–	2,980	Sept 2002	Mar 2003
Andy Hornby	Oct 2000	2,362	–	–	–	2,362	Oct 2003	Apr 2004
Gordon McQueen	Nov 2000	3,571	–	–	–	3,571	Dec 2005	June 2006
George Mitchell	Oct 2001	–	1,723	–	–	1,723	Jan 2005	June 2005

Note to Table 10

Certain eligible Executive Directors make monthly contributions to the scheme. The share grants vary by reference to the monthly contributions, the start dates from which and the periods over which participants have elected to save.

3.3.7 Interest in Shares under Trusts
The former Halifax Executive Directors, together with certain other executives, are deemed to have an interest as potential discretionary beneficiaries under the Group's Employee Share Ownership Plan. As such, they were each treated as at 31 December 2001 as being interested in the 2,100,617 ordinary shares (31 December 2000 – 2,000,000 ordinary shares) held by the trustee of that Trust. The shares held in the Trust will be used to satisfy share awards under the former Halifax Short Term and Long Term Bonus Schemes. The relevant Executive Directors' specific individual interests are shown in Tables 6 and 8.

The former Halifax Executive Directors, together with certain other executives and staff, are deemed to have an interest as potential discretionary beneficiaries under the Group's Qualifying Employee Share Ownership Trust (previously the Halifax plc Qualifying Employee Share Ownership Trust). As such, they were each treated as at 31 December 2001 as being interested in the 14,626,075 ordinary shares (31 December 2000 – 14,626,075 ordinary shares) held by the trustee of that Trust. The shares held in the Trust are available to satisfy the exercise of rights granted under the former Halifax Sharesave Scheme. The former Halifax Executive Directors' specific individual interests are shown in Table 10.

The former Bank Executive Directors, together with certain other executives and staff, are deemed to have an interest as potential discretionary beneficiaries under the Group's Qualifying Employee Share Ownership Trust (previously Bank of Scotland Qualifying Employee Share Ownership Trust). However, as the Trust was not pre-funded, they were each treated as at 31 December 2000 and 31 December 2001 as having no interest as a consequence of that Trust. The Trust was established to satisfy the exercise of rights granted under the former Bank of Scotland S.A.Y.E. Stock Option Schemes. The former Bank Executive Directors' specific individual interests are shown in Table 10.

The Group's Executive Directors, together with certain other executives and staff, are deemed to have a potential interest as discretionary beneficiaries under the Group's Qualifying Employee Share Ownership Trust. However, as the Trust was not pre-funded, they were each treated as at 31 December 2001 as having no interest as a consequence of that Trust. The Trust was established to satisfy the exercise of rights granted under the HBOS Sharesave Scheme. The Group's Executive Directors' specific individual interests are shown in Table 10.

3.3.8 General
The market price of the Group's ordinary shares at 31 December 2001 was £7.96. The market price of the Bank's ordinary stock at 31 December 2000 was £7.005. The market price of Halifax's ordinary shares at 31 December 2000 was £6.635. The ranges during the year were £6.16 to £8.73 (Bank), £6.195 to £8.74 (Halifax) and £6.435 to £8.60 (HBOS).

The register of Directors' interests, which is open to inspection, contains full particulars of the Directors' shareholdings and options to subscribe for shares in the Group.

There has been no change in the Directors' interests in shares or options granted by the Group and its subsidiaries between the end of the financial year and 26 February 2002, the date of approval of this Annual Report & Accounts.

HBOS plc was admitted to listing on 10 September 2001 in respect of its ordinary shares and so became subject to the Combined Code ('the Code') issued by the UK Listing Authority. This report explains how HBOS plc developed its governance structure and how it applies the principles set out in the Code. It also reports on compliance with the Code's detailed provisions during the period.

Applying the Principles of the Code

The Code sets out principles of good governance under four headings and these are reviewed below:

The Board

The Board meets regularly (normally 10 times per year) to determine the strategic direction of the Group and review its operating and financial performance. The Board has a formal schedule of matters specifically reserved to it, which can only be amended by the Board itself.

Directors

In addition to the Chairman, the Board comprises eight Executive Directors and ten Non-executives. All of the Non-executive Directors are considered to be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. Their remuneration consists only of fees. The roles of the Chairman and Chief Executive are separate, and Sir Bob Reid has been identified as the Senior Independent Director.

The Articles of Association provide for all Directors to stand for re-election at intervals of no more than 3 years. All of the Directors except Lord Simpson, who will retire at the end of the meeting, will stand for election by the shareholders of HBOS plc at its first Annual General Meeting following the merger, to be held on 15 May 2002.

Any Directors appointed to the Board in future will undergo an induction programme tailored to their own specific requirements to ensure that they are conversant with their obligations as a Director of a public company operating in the financial services sector.

Board Committees

The principal Board committees, their composition and Terms of Reference are:

Audit Committee
Tony Hobson (Chairman)
John Maclean
Louis Sherwood
Lord Simpson of Dunkeld

This committee, which consists entirely of Non-executive Directors, reviews the Group's interim and annual financial statements, its accounting policies and the risk and control environment. It is supported by Risk Control Committees, comprising Non-executive and Executive Directors, for each business division. The Audit Committee also considers the nature and scope of the work to be performed by the external and internal auditors, the results of that work and management's response. The committee makes recommendations to the Board on the appointment and remuneration of external auditors and reviews the non-audit services provided by the external auditors.

The Audit Committee meets with Executive Directors and management, as well as privately with both external and internal auditors. The Terms of Reference of the Audit Committee include all matters indicated by the Combined Code.

Remuneration Committee
Brian Ivory (Chairman)
Sir Ronald Garrick
Coline McConville
Philip Yea

This committee also consists solely of Non-executive Directors. It considers remuneration policy for Executive Directors and other senior executives and decides the remuneration arrangements for each Executive Director including the operation of the executive bonus schemes, service contracts and compensation payments. It also decides the remuneration arrangements for the Chairman.

Nomination Committee
Dennis Stevenson (Chairman)
Peter Burt
James Crosby
Brian Ivory
Sir Bob Reid

This committee meets from time to time, and at least annually, to review the composition of the Board and considers new appointments, making recommendations on suitable candidates to the Board.

Special Committee

Comprising four directors of whom one must be the Chairman, Senior Independent Director, or another Non-executive Director, this committee can make decisions on matters of urgency which cannot await the next meeting of the Board. It can only act by unanimous decision: where this is not reached the matter must be referred to the full Board.

A Board Control Manual defines the terms of reference of these committees and also of the main management committees including the Group Management Board, which comprises the executive management team, and the various risk management committees, and the relationship between HBOS plc and its subsidiaries and joint ventures.

Directors' Remuneration

The report on remuneration policy and practice is set out on pages 51 to 60.

Relations with Shareholders

The Company communicates with institutional shareholders through a combination of analysts' briefings, both at the interim and year end results stage, site visits and individual discussions with key members of the management team, co-ordinated by Investor Relations. This regular dialogue helps to ensure that the Company's strategy is understood and that any issues are addressed in a constructive way.

The Company keeps its almost three million shareholders informed of progress using a range of media. Each year they receive the Annual Review and Summary Financial Statement or, at the choice of the shareholder, the Annual Report and Accounts. The Annual General Meeting, at which shareholders are invited to approve the Report and Accounts, allows the Group's performance and the Directors' stewardship to be presented to shareholders and reviewed in an open manner. The Chairmen of the Audit and Remuneration Committees attend the meeting along with other Directors and are available to answer shareholders' questions on the activities of their own committees.

During the year shareholders can receive up-to-date information through the corporate website, www.hbosplc.com. This provides share price information, financial results, management presentations and answers to frequently asked questions. A telephone helpline is also available from Shareholder Services on 0870 702 0102 providing a contact point for shareholders on issues such as dividends and announcements.

Developing the Corporate Governance Structure

Both the Bank of Scotland and Halifax Group plc, as listed companies, had well defined procedures to ensure that proper governance arrangements were in place. As part of the planning for the merger these procedures were reviewed and a new governance structure was developed for the merged group.

This started with the business philosophy that responsibility should as far as possible be delegated to the individual business areas within the Group – Retail Banking, Insurance & Investment, Corporate Banking, Business Banking and Treasury – within a sound and practical framework of corporate governance. The arrangements, which were finalised by the Board of HBOS plc at its first meeting following the merger, identify three layers of responsibility for the management of the business:

- At the first level, executive and divisional management are identified as having primary responsibility for strategy, performance management and risk control;
- At the second level, the Group functions (primarily Finance, Financial Risk, Operational Risk and Regulatory Risk) define policy and standards and provide objective oversight of performance and risk management across the Group;
- At the third level, the Audit Committee, supported by a series of divisional Risk Control Committees and Group Internal Audit, provides independent and objective assurance on the effectiveness of the Group's system of internal control.

Statement of Internal Control

The Board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness. The implementation and maintenance of the risk management and internal control systems are the responsibility of the Executive Directors and senior management. The system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and can provide only reasonable – and not absolute – assurance against material misstatement or loss.

The Group has mechanisms for monitoring at executive level the risk management practices approved and adopted by individual business areas for strategic, financial, regulatory and operational risk. Information on these mechanisms and on the Group's compliance with 'Internal Control: Guidance for Directors on the Combined Code' ('the Turnbull Guidance') is provided in the Financial Review and Risk Management (on pages 35 to 43).

Compliance with the Combined Code

The Board supports the principles of good governance and code of best practice set out in the Combined Code. The Company has complied with all provisions of the Code throughout the period from 10 September 2001 (date of listing) to 31 December 2001.

Although the Company was formed on 3 May 2001, the Corporate Governance Structure for HBOS plc was not implemented until the date of listing on 10 September 2001. The Boards of both Bank of Scotland and Halifax Group plc continued to oversee the effectiveness of their own systems of internal control throughout the periods from the end of their last financial year to the effective date of the merger.

The Board is satisfied, after due enquiry, that both Bank of Scotland and Halifax Group plc complied with all of the provisions of the Code throughout the period from the end of their last financial year to 9 September 2001.

Directors' Accounting Responsibilities

The following statement, which should be read in conjunction with the Report of the Independent Auditors on page 64, enables shareholders to distinguish the respective responsibilities of the Directors and the Auditors in relation to the accounts.

The Directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss for the financial year. The Directors are required to prepare the accounts on the going concern basis unless it is inappropriate to do so.

The Directors consider that in preparing the accounts on pages 65 to 110 suitable accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used and that all accounting standards which they consider applicable have been followed.

The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Going concern

The Directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future and consequently the going concern basis continues to be appropriate in preparing the financial statements.

We have audited the accounts on pages 65 to 110.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Report and Accounts. As described on page 63, this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 61 and 62 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and Accounts, including the corporate governance statement, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2001 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Edinburgh, 26 February 2002

Accounting Convention

The accounts have been prepared under the historical cost convention in compliance with the special provisions of Part VII of the Companies Act 1985 applicable to banking groups modified by the revaluation of items held for trading purposes. The financial statements have been prepared in accordance with applicable accounting standards and in accordance with the Statements of Recommended Accounting Practice issued by the British Bankers' Association, the Irish Bankers' Federation, and the Finance and Leasing Association.

Basis of Consolidation

i. Basis of Preparation

The merger of Bank of Scotland Group and Halifax Group has been accounted for using the merger accounting principles set out in Financial Reporting Standard (FRS) 6 "Acquisitions and Mergers" and the results have been presented as if the new Group had been established throughout the current and comparative accounting periods.

The Directors are satisfied that the substantially equal proportion of equity in HBOS plc held by former institutional shareholders of the Bank of Scotland and Halifax Group plc at the date of merger, rebuts the presumption of dominant influence contained in FRS 6 resulting from the 63% interest in ordinary share capital of HBOS plc held by former Halifax Group plc shareholders at that date.

Prior to the merger, Bank of Scotland Group prepared accounts to 28/29 February. Upon the merger becoming effective, Bank of Scotland changed its year end to 31 December. In preparing the merged financial statements of HBOS plc for the year ended 31 December 2000, the financial statements of Bank of Scotland have been prepared to cover the year to that date.

The Group's accounting policies, detailed below, represent the development of a consistent set of accounting policies derived from those followed by Bank of Scotland Group and Halifax Group prior to the merger of the two groups. The effect on the results of the Group of adopting these accounting policies is not material.

Prior to the merger, Bank of Scotland Group adopted the transitional rules of FRS 15 "Tangible Fixed Assets" whereby the gross value relating to previously revalued fixed assets was retained. Halifax Group's accounting policy was to state property at cost with no revaluation. In adopting a standard set of accounting policies for HBOS plc, the fixed assets of Bank of Scotland Group, previously revalued, have been restated at 1 January 2000 to show property at cost. The impact of this merger related adjustment is set out in Note 59.

In the current year the Group has implemented the transitional arrangement of FRS 17 "Retirement Benefits" and implemented FRS 18 "Accounting Policies". The effect of the implementation of FRS 17 and 18 on the current results and financial position is not material.

ii. Consolidation

The Group's financial statements include the audited results of the Company and its subsidiary undertakings. The accounts of all principal subsidiary undertakings are made up to 31 December. The value of the long-term assurance business attributable to shareholders and the assets and liabilities attributable to policyholders are presented separately on the consolidated balance sheet from those of other businesses in order to reflect the different nature of the shareholders' and policyholders' interests therein.

iii. Associated Undertakings and Joint Ventures

The Group's share in associated undertakings is stated in the consolidated balance sheet at the Group's share of their net tangible assets plus attributable goodwill. The attributable share of results of associated undertakings, generally based on audited accounts, is included in consolidated profit using the equity method of accounting. Joint ventures in which the Group has a long-term interest and shares control under a contractual agreement with other parties are accounted for using the gross equity method.

iv. Goodwill

The excess of the fair value of purchase consideration over the fair value of net assets at the date of acquisition of subsidiary undertakings, associated undertakings, joint ventures and other businesses arising on acquisitions after 31 December 1997 is capitalised. This goodwill is amortised by equal instalments over its estimated useful life, normally 20 years.

Goodwill arising on acquisitions prior to 1 January 1998 was written off to reserves in the year in which it arose and has not been reinstated, as permitted by FRS 10 "Goodwill and Intangible Assets". On the disposal of subsidiary undertakings and other businesses any related goodwill charged directly to reserves prior to 1 January 1998 is reinstated and included in the calculation of the profit or loss on disposal.

Goodwill is subject to impairment review when events or changes in circumstances indicate that the carrying amount may not be recoverable and is written down by the amount of any impairment loss identified in the year. Impairment charges are included within operating profit.

Long-Term Assurance Business

The value of the long-term assurance business to shareholders comprises the surplus retained in the long-term assurance assets and liabilities attributable to policyholders together with a prudent estimate of the net present value of in-force business. The change in this value, grossed up at the effective rate of taxation, is included within other operating income.

Loans and Advances

Loans and advances are held at cost less provisions.

Specific provisions are made for advances that are recognised to be bad or doubtful. A general provision, to cover advances that are latently bad or doubtful, but not yet identified as such, is also maintained. Provisions made during the year are charged to revenue, net of recoveries. If the collection of interest is considered doubtful, it is suspended and excluded from interest income in the profit and loss account. Provisions and suspended interest are written off to the extent that there is no longer any realistic prospect of recovery.

Securitisation

Loans and advances to customers include loans that are subject to non-returnable finance arrangements following securitisation of portfolios of mortgages and other loans. The principal benefits of these loans were acquired from the Group by special purpose securitisation companies which fund their purchase primarily through the issue of floating rate notes. In accordance with FRS 5, "Reporting the Substance of Transactions", the proceeds of these note issues are shown deducted from the securitised assets on the face of the balance sheet.

Finance Leases, Instalment Credit and Operating Leases
Assets leased to customers which transfer substantially all the risks and rewards of ownership to the customer are classified as finance leases and, together with instalment credit agreements, are recorded within loans and advances to customers or loans and advances to banks. The net investment in finance leases and instalment credit agreements represents total minimum payments less gross earnings allocated to future periods. Obligations under leases with third party finance lessors are included in customer accounts.

All other assets leased to customers are classified as operating leases. These assets are separately disclosed in the balance sheet and are recorded at cost less cumulative depreciation.

Income from finance leases and instalment credit agreements is credited to the profit and loss account using an actuarial method to give a constant periodic return on the net cash investment. Operating lease rentals are recognised in the profit and loss account on a straight line basis with depreciation charged using an actuarial method to give a constant periodic return on the net cash investment.

Debt Securities
(i) Debt securities and other fixed interest securities held for trading are included at market value with gains or losses included in dealing profits.

(ii) Debt securities and other fixed interest securities held for the longer term are included at cost less amounts written off and adjusted for the amortisation of premiums or discounts arising on purchase of investments redeemable at fixed dates. Such premiums or discounts are taken to interest receivable on a straight line basis over the period to redemption. Gains or losses on realisation are taken to revenue as they arise.

(iii) Debt securities sold subject to repurchase agreements are retained within the balance sheet where the Group retains substantially all of the risks and rewards of ownership. Funds received under these arrangements are included within deposits by banks or customer accounts. Conversely, debt securities acquired under commitments to resell are not recognised in the balance sheet where substantially all the risks and rewards do not pass to the Group. In this case, the purchase price is included within loans and advances to banks or loans and advances to customers.

Equity Shares
Equity shares are stated at cost less amounts written off. Income from listed equity shares is credited to revenue on the ex-dividend date and from unlisted equity shares on an equivalent basis.

Tangible Fixed Assets and Depreciation
Freehold land is not depreciated. Freehold and leasehold property is stated at cost and depreciated over 50 years or the length of the lease term if shorter. Improvements to leasehold properties with unexpired lease terms of fifty years or less are stated at cost and are depreciated in equal instalments over the lesser of the remaining life of the lease or eight years. Premiums are amortised over the period of the lease.

Equipment, including fixtures and fittings, vehicles and computer hardware is written off in equal instalments over the expected lives of the assets, generally between three and fifteen years. Software development costs which lead to the creation of a definable software asset, subject to a de minimis limit, are capitalised and depreciated over their expected lives, generally 4 years.

Provision is made for the diminution in value of any fixed asset where impairment is identified. The resulting net book value of the asset is written off over its remaining expected economic life. Impairment charges are included within operating profit.

Taxation
The charge for taxation takes into account all timing differences in the accounting and taxation treatment of certain items. Deferred taxation is provided on the liability method.

Dated and Undated Loan Capital
Dated and undated loan capital is included at the nominal value adjusted for premiums, discounts and expenses, all of which are amortised evenly over the period to redemption or reset.

Income Recognition
Arrangement fees and commissions receivable for the continuing servicing of loans and advances are recognised on the basis of work done. Those receivables in respect of bearing risk, including premiums received by the Group on high loan to value mortgages, are recognised over the expected period of the advance or risk exposure. Other fees are recognised when receivable. All costs associated with mortgage incentive schemes are charged in full in the year in which the expense is incurred.

Retirement Benefits
The cost of providing retirement pensions and related benefits is charged against profits on a systematic basis over the employees' service lives in accordance with Statement of Standard Accounting Practice No.24 "Accounting for pension costs". The full provision basis has been used in accounting for the deferred tax implications of pensions and other post-retirement benefits.

Foreign Currencies
Assets and liabilities and profit and loss accounts are translated at the rates of exchange ruling on the balance sheet date or at the forward exchange rate, as appropriate. Exchange differences arising on the translation of foreign equity investments are taken to reserves except to the extent that they are offset by corresponding differences arising on the translation of related borrowing. All other exchange differences are included in dealing profits.

Derivatives
Derivative financial instruments used for trading and non-trading purposes include interest rate swaps, cross currency swaps, futures, options, forward rate agreements and caps, floors and collars.

(i) Trading derivatives, which include customer driven and proprietary transactions and hedges thereof, are carried in the accounts at fair value with gains or losses included in dealing profits.

(ii) Non-trading derivatives, which are used primarily as a risk management tool for hedging interest rate and foreign exchange rate risk arising on on-balance sheet assets and liabilities, are accounted for on an accruals basis reflecting the treatment of the underlying items being hedged.

A derivative is designated as a hedge if its purpose is to match or eliminate the risk inherent in the Group's non-trading assets, liabilities and cash flows arising from potential movements in interest rates, exchange rates and market values. Gains and losses on instruments used for hedging purposes are not recognised until the exposure that is being hedged is itself recognised. Where a hedge transaction is terminated early, any profit or loss is spread over the remaining life of the underlying asset or liability being hedged. In other circumstances, where the underlying item subject to the hedge is extinguished, the hedge transaction is measured at fair value and any profit or loss is recognised immediately.

Consolidated Profit and Loss Account

For the year ended 31 December 2001

	Notes		2001 £ million		2000 £ million
Interest receivable					
Interest receivable and similar income arising from debt securities			1,426		1,745
Other interest receivable			14,689		13,366
			16,115		15,111
Interest payable			(11,942)		(11,080)
Net interest income			4,173		4,031
Fees and commissions receivable			1,921		1,711
Fees and commissions payable			(517)		(407)
Dealing profits	1		82		66
Other operating income	3(i)		1,213		843
Net operating income (all from continuing operations)	1		6,872		6,244
Administrative expenses	2, 3(ii)	(2,967)		(2,580)	
Depreciation and amortisation					
Tangible fixed assets		(260)		(237)	
Operating lease assets		(210)		(210)	
Goodwill amortisation		(68)		(43)	
		(538)		(490)	
Operating expenses			(3,505)		(3,070)
General insurance claims			(68)		(11)
Provisions for bad and doubtful debts	18		(608)		(471)
Amounts written off fixed asset investments	20, 21		(21)		(9)
Operating profit (all from continuing operations)			2,670		2,683
Before exceptional items and Intelligent Finance		2,971		2,895	
Exceptional items	3	(147)		(124)	
Intelligent Finance	4	(154)		(88)	
Share of operating profits/(losses) of joint ventures	3(iv)		20		(35)
Share of operating profits of associated undertakings			16		20
Merger costs – exceptional	3(iii)		(76)		
Profit on ordinary activities before taxation			2,630		2,668
Before exceptional items and Intelligent Finance		3,007		2,925	
Exceptional items	3	(223)		(169)	
Intelligent Finance	4	(154)		(88)	
Tax on profit on ordinary activities	10		(765)		(757)
Profit on ordinary activities after taxation			1,865		1,911
Before exceptional items and Intelligent Finance		2,155		2,062	
Exceptional items	3	(182)		(89)	
Intelligent Finance	4	(108)		(62)	
Minority interests (equity)			(77)		(54)
(non-equity)			(112)		(79)
Profit attributable to shareholders			1,676		1,778
Dividends	11				
Preference		37		37	
Ordinary		993		789	
			1,030		826
Retained profit of the year	12		646		952
Underlying earnings per share	13		56.6p		55.6p
Basic earnings per share	13		46.4p		49.9p
Diluted earnings per share	13		45.9p		49.7p

There were no material gains or losses other than the profit shown above in either year.

It is estimated that Group profit on ordinary activities before taxation and retained profit of the year calculated solely on a historical cost basis would not differ materially from those stated in the consolidated profit and loss account above.

The statement of accounting policies on pages 65 and 66 and the notes on pages 72 to 110 form part of these accounts.

Consolidated Balance Sheet

As at 31 December 2001

	Notes		2001 £ million		2000 £ million
Assets					
Cash and balances at central banks			1,150		1,252
Items in course of collection			983		754
Treasury bills and other eligible bills	14		4,071		3,196
Loans and advances to banks	15		12,929		18,117
Loans and advances to customers	16	201,034		171,009	
Less: non-returnable finance	16	(3,141)		(1,121)	
			197,893		169,888
Operating lease assets	19		2,042		1,519
Debt securities	20		42,449		29,543
Equity shares	21		224		147
Interest in joint ventures	22(i)				
Share of gross assets		2,214		1,737	
Share of gross liabilities		(1,998)		(1,553)	
			216		184
Interest in associated undertakings	22(ii)		134		123
Intangible fixed assets	24		1,245		1,047
Tangible fixed assets	25		1,627		1,576
Other assets	26		4,205		2,703
Prepayments and accrued income			2,241		2,636
Long-term assurance business attributable to shareholders	29		3,265		2,400
			274,674		235,085
Long-term assurance assets attributable to policyholders	29		37,601		31,058
Total Assets			312,275		266,143
Liabilities					
Deposits by banks	30		30,449		25,328
Customer accounts	31		140,516		127,012
Debt securities in issue	32		69,528		53,678
Notes in circulation			737		653
Corporate taxation			69		425
Dividends payable			679		547
Other liabilities	33		5,153		2,837
Accruals and deferred income			5,167		5,948
Provisions for liabilities and charges					
Deferred taxation	34(i)	628		497	
Other provisions	34(ii)	252		163	
			880		660
Subordinated liabilities	35				
Dated loan capital		4,966		3,854	
Undated loan capital		2,660		2,131	
			7,626		5,985
			260,804		223,073
Capital and Reserves					
Called up share capital	36				
Preference shares (non-equity)		400		400	
Ordinary shares		892		878	
		1,292		1,278	
Share premium account	38	27			
Other reserves	38	492		209	
Profit and loss account	38	9,657		9,051	
Shareholders' funds (including non-equity interests)	39		11,468		10,538
Minority interests (equity)			415		377
Minority and other interests (non-equity)	37		1,987		1,097
			13,870		12,012
			274,674		235,085
Long-term assurance liabilities attributable to policyholders	29		37,601		31,058
Total Liabilities			312,275		266,143

Consolidated Balance Sheet

As at 31 December 2001

	Notes	**2001 £ million**	2000 £ million
Memorandum Items	40		
Contingent liabilities			
Acceptances and endorsements		**202**	160
Guarantees and assets pledged as collateral security		**2,133**	1,713
		2,335	1,873
Commitments			
Other commitments		**37,272**	27,532

Approved by the Board on 26 February 2002 and signed on its behalf by:

Lord Stevenson	A J Hobson	P A Burt	J R Crosby	M H Ellis
Chairman	Chairman of Audit Committee	Executive Deputy Chairman	Chief Executive	Group Finance Director

The statement of accounting policies on pages 65 and 66 and the notes on pages 72 to 110 form part of these accounts.

Company Balance Sheet
As at 31 December 2001

	Notes		2001 £ million
Fixed Assets			
Investments			
Shares in Group undertakings	23		1,301
Own shares	27		5
			1,306
Current Assets			
Debtors			
Amounts owed by Group undertakings		974	
Dividends receivable		679	
Other debtors		7	
		1,660	
Current Liabilities			
Creditors: Amounts falling due within one year			
Amounts owed to Group undertakings		27	
Dividends payable		679	
Accruals		2	
Other creditors		4	
		712	
Net Current Assets			948
Total Assets Less Current Liabilities			2,254
Creditors: Amounts falling due after more than one year			
Subordinated liabilities	35		902
Net Assets			1,352
Capital and Reserves			
Called up share capital	36		
Preference shares (non-equity)		400	
Ordinary shares		892	
			1,292
Share premium account	38		27
Profit and loss account	38		33
Shareholders' Funds	39		1,352

Approved by the Board on 26 February 2002 and signed on its behalf by:

Lord Stevenson	A J Hobson	P A Burt	J R Crosby	M H Ellis
Chairman	Chairman of Audit Committee	Executive Deputy Chairman	Chief Executive	Group Finance Director

The statement of accounting policies on pages 65 and 66 and the notes on pages 72 to 110 form part of these accounts.

Consolidated Cash Flow Statement

For the year ended 31 December 2001

	Notes	**2001** **£ million**	2000 £ million
Net cash inflow from operating activities	48	**671**	4,781
Merger costs – exceptional		**(76)**	
Dividends received from joint ventures		**16**	11
Returns on investments and servicing of finance	49(i)	**(638)**	(534)
Taxation		**(860)**	(801)
Capital expenditure and financial investment	49(ii)	**(1,076)**	(1,554)
		(1,963)	1,903
Acquisitions and disposals	49(iii)	**(739)**	(986)
Equity dividends paid		**(837)**	(654)
		(3,539)	263
Financing	49(iv)	**2,662**	1,184
(Decrease)/Increase in cash	51	**(877)**	1,447

The statement of accounting policies on pages 65 and 66 and the notes on pages 72 to 110 form part of these accounts.

1. Net Operating Income

	Notes		2001 £ million		2000 £ million
Net operating income includes:					
Mortgage incentives			(1,027)		(805)
Interest payable on subordinated liabilities			(467)		(422)
Dealing profits					
Foreign exchange		44		32	
Interest rate related		38	82	34	66
Finance lease rental income			671		615
Income from long-term assurance business	29		470		288
Operating lease rental income			369		311
General insurance premium income			265		95
Profit on sale of investment securities			92		116
Dividend income from equity shares			7		8

Dealing profits arise from the Group's trading book. The types of instrument in which the Group trade are as set out in Note 41.

2. Administrative Expenses

	Notes	2001 £ million	2000 £ million
Administrative expenses (excluding exceptional items) includes:			
Staff costs	5	1,425	1,311
Property rentals		135	111
Hire of equipment		24	32
Gain on sale of fixed assets		(7)	(19)

The Group operates Inland Revenue approved Savings-Related Stock Option Schemes and has utilised the exemption under UITF Abstract 17.

3. Exceptional Items

Exceptional items include the following:

(i) Included within other operating income is an exceptional credit of £27 million (tax – £8 million) arising from St. James's Place Capital plc's share of profits from an arrangement to transfer Life Assurance Holding Corporation Ltd's (LAHC) investment management business to Aberdeen Asset Management plc. LAHC is an associated undertaking of St. James's Place Capital plc.

(ii) Included within administrative expenses, exceptional costs have been charged as follows:

	Notes	2001 £ million	2000 £ million
HBOS merger integration costs	(a)	(132)	
Equitable Life integration costs	(b)	(42)	
Restructuring costs	(c)		(124)
		(174)	(124)
Tax effect		49	31

(a) The HBOS merger integration costs cover the costs of integrating and reorganising Bank of Scotland Group and Halifax Group following the merger.

(b) The Equitable Life integration costs relate to expenses incurred during the integration of The Equitable sales force, acquired on 1 March 2001 (see Note 50(b)) into the new Halifax Equitable structure together with other ancillary integration costs associated with the transaction.

(c) During 2000, Bank of Scotland Group charged £80 million relating to the restructuring of the Bank of Scotland UK Group; costs of £31 million were incurred to cover Halifax Group's rationalisation programmes instigated across central sites, regional offices and Birmingham Midshires. Halifax Group charged a further £13 million during 2000 for the rationalisation of the Halifax retail branch network.

3. Exceptional Items continued

(iii) Merger costs of £76 million (tax – £nil) comprise the deal costs incurred in connection with the merger of Bank of Scotland Group and Halifax Group.

(iv) During 2000, the Group's share of operating losses of joint ventures included an exceptional charge of £45 million (tax – £9 million) reflecting a provision against Lex Vehicle Leasing Ltd's impairment of the residual value of leased vehicles.

(v) At a hearing in March 2000, the Special Commissioners decided in favour of Halifax Group that the costs of conversion to listed company status were a deductible expense for tax purposes and an exceptional tax credit of £40 million was recognised and included within the Group's 2000 tax on profit on ordinary activities.

4. Intelligent Finance

Intelligent Finance commenced trading in September 2000. The result for 2001 was an operating loss before taxation of £154 million (2000 – £88 million) and an operating loss after taxation of £108 million (2000 – £62 million). The results in 2001 and 2000 have been presented separately on the face of the profit and loss account. This disclosure was made due to the business still being in its start-up phase and thus to aid comparability of existing business performance.

5. Staff

	2001 Number	2000 Number
The average number of persons employed by the Group during the year was:		
Full time	**47,979**	45,378
Part time	**14,869**	14,909
	62,848	60,287

	2001 £ million	2000 £ million
The aggregate remuneration payable to those employees comprises:		
Wages and salaries	**1,432**	1,264
Social security costs	**112**	99
Other pension costs (Note 9)	**73**	60
Other post retirement benefits (Note 9)	**2**	6
	1,619	1,429
Less: long-term assurance business staff costs	**(194)**	(118)
Staff costs charged to administrative expenses	**1,425**	1,311

Staff costs in respect of long-term assurance business are not charged to administrative expenses but are taken into account in determining the increase in value of long-term assurance business (Note 1).

6. Directors' Remuneration

	2001 £000	2000 £000
Total emoluments	**6,581**	3,830
Total potential pre-tax gains on stock options exercised	**1,195**	735
Highest paid Director – emoluments	**994**	682
– potential pre-tax gains on stock options exercised	**1,195**	735
– accrued pension entitlement per annum	**296**	216

Retirement benefits accrued to 8 Directors under pension schemes in the year to 31 December 2001.

The figures for the years to 31 December 2000 and 2001 include the emoluments of the Directors of Bank of Scotland and Halifax Group plc who were appointed to the Board of HBOS plc.

A detailed analysis of Directors' emoluments, pension entitlements, stock interests and stock options is given on pages 51 to 60 in the Report of the Board in relation to remuneration policy and practice.

7. Auditors' Remuneration

The aggregate remuneration of KPMG Audit Plc and its associates for audit and other services (excluding VAT) is analysed below. KPMG Audit Plc were the auditors of both Halifax Group and Bank of Scotland Group for 2000 and 2001, and since 5 June 2001 have been the auditors of HBOS plc.

	Within UK £ million	**Outwith UK £ million**	**2001 Total £ million**	Within UK £ million	Outwith UK £ million	2000 Total £ million
Group						
Statutory audits	**2.9**	**0.5**	**3.4**	2.7	0.2	2.9
As auditors or reporting accountants	**3.4**	**0.1**	**3.5**	2.6		2.6
	6.3	**0.6**	**6.9**	5.3	0.2	5.5
Merger and acquisitions	**8.1**		**8.1**	1.1		1.1
Tax advisory	**0.5**	**0.3**	**0.8**	0.9	0.2	1.1
Other accounting, advisory and consultancy	**6.6**	**0.6**	**7.2**	3.8	0.3	4.1
	21.5	**1.5**	**23.0**	11.1	0.7	11.8

Statutory audit fees include £10,000 within the UK in respect of the Company.

Non-audit fees include £2.0 million which has been capitalised by the Group in the year ended 31 December 2001 (2000 – £0.4 million). The increase in non-audit fees relates primarily to work conducted in connection with the merger of Bank of Scotland Group and Halifax Group and the acquisition of the operating assets, salesforce and unit linked and certain non-profit business of The Equitable.

The Group has a policy of requiring a competitive tendering process for the appointment of consultants where the expected fee exceeds £50,000. If the tendering process results in the external auditors being the recommended supplier, the decision has to be approved by the Chief Executive and the Group Finance Director. The Chief Executive and the Group Finance Director also have the authority to appoint the external auditors for consultancy or advisory roles in cases where an urgent appointment is necessary or for certain specific areas of work where they consider that the auditors' experience of the Group's activities is required. Immediately following the merger, this latter authority was used to ensure that urgent projects and tasks arising from the merger were initiated and completed in time.

Fees payable to the external auditors are reported regularly to the Audit Committee, which reviews the background to the use of KPMG Audit Plc and its associates for non-audit work and considers the impact of these fees on their independence as auditors.

8. Operating Leases

				Group
	2001 Property £ million	**2001 Other £ million**	2000 Property £ million	2000 Other £ million
There are commitments to make payments in the following year in respect of non-cancellable operating leases which expire:				
within 1 year	**3**	**3**	3	4
between 1 and 5 years	**18**	**13**	15	21
after 5 years	**106**	**3**	91	3
	127	**19**	109	28

9. Pension Costs

The Group operates several pension schemes, all of which are funded.

The principal schemes are the Halifax Retirement Fund and the Bank of Scotland 1976 Pension Scheme (together, "the Schemes"). These Schemes cover 84 per cent of the Group's pensionable employees, and provide defined benefits based on final pensionable salary. The assets of the Schemes are held in Trust Funds which are independent of the Group's own assets.

In determining the level of contributions required to be made to the Schemes and the relevant charges to the Group's profit and loss account, the Group has been advised by Watson Wyatt Partners, Actuaries and Consultants. The most recently published formal valuation of the Halifax Retirement Fund took place as at 31 March 2000; a formal valuation of the Bank of Scotland 1976 Pension Scheme was carried out as at 31 December 1998. The main financial assumptions adopted for these calculations were as follows:

	Halifax Retirement Fund Rates per annum	Bank of Scotland 1976 Pension Scheme Rates per annum
Future price inflation	3.00 per cent	3.00 per cent
Return on new investments	7.25 per cent	7.10 per cent
Return on existing investments	5.75 per cent	5.80 per cent
Increases in earnings	4.50 per cent	4.50 per cent
Increases in pensions*	3.00 per cent	3.00 per cent

* on the excess over the Guaranteed Minimum Pension

The pension costs for accounting purposes have been calculated using the same assumptions as those adopted for the formal valuations. The following disclosures are based on these assumptions using the projected unit method of valuation:

	Halifax Retirement Fund	Bank of Scotland 1976 Pension Scheme
Effective date of valuation	31/3/2000	31/12/1998
Market value of assets	£2,148m	£1,343m
Asset cover level	119 per cent	116 per cent
Regular pension charge (as a percentage of pensionable salaries)	16.75 per cent	19.4 per cent

The asset cover levels disclosed in the above table represent the ratios of the respective Schemes' assets to the value of the benefits that had accrued to members and pensioners at the valuation dates after allowing for expected future increases in earnings and pensions.

The regular pension charge for the Halifax Retirement Fund is inclusive of employee contributions which were increased from 2% to 3% of pensionable salaries from 1 May 2001. The regular pension charge for the Bank of Scotland 1976 Pension Scheme increased to 19.8% from 1 July 2001 following changes made to the Scheme's benefit structure at that date.

These charges have been reduced by spreading surplus assets in each of the Schemes over the average future working lifetimes of the memberships (15 years for the Halifax Retirement Fund and 14 years for the Bank of Scotland 1976 Pension Scheme) by fixed capital instalments plus interest on the reducing balances. These elements, together with interest on the opening balance sheet positions amount to £15 million (2000 – £20 million) in respect of the Halifax Retirement Fund and £30 million (2000 – £15 million) in respect of the Bank of Scotland 1976 Pension Scheme. The Bank of Scotland 1976 Pension Scheme charge takes account of the merger of the Capital Bank Pension Scheme and Bank of Wales plc 1973 Pension and Life Assurance Scheme into that Scheme on 1 January 2001.

Contributions to the Schemes of £22 million were paid during the year. As contributions overall differ from the amount charged in the Profit and Loss Account a provision of £53 million (2000 – £29 million) for future contributions is included in the Balance Sheet, net of prepayments. Included in prepayments and accrued income is a pension prepayment of £25 million (2000 – £27 million) which relates to excess pension contributions.

The pension costs charged in the Profit and Loss Account include £28 million (2000 – £25 million) relating to schemes other than the Schemes.

Other Post-Retirement Benefits

The Group also provides post-retirement health care benefits and concessionary rate mortgages for certain pensioners and dependent spouses.

An independent actuarial review as at 31 December 2001 estimated the present value of the accumulated other post-retirement benefit obligations at £37 million for the Group (2000 – £36 million). The main additional financial assumption used was that over the long-term the rate of increase in health care costs would be 7.25% per annum, being 4.25% per annum higher than the rate of inflation. The charge for the year ended 31 December 2001 for other post-retirement benefits was £2 million (2000 – £6 million). Included in provisions for liabilities and charges is £33 million (2000 – £31 million) which represents the accrued amount for other post-retirement benefits.

9. Pension Costs continued

FRS 17

The actuarial valuations used in assessing the FRS 17 disclosures are:

- the Halifax Retirement Fund valuation as at 31 March 2000, updated by Watson Wyatt Partners to take account of the requirements of FRS 17 and to assess the assets and liabilities of that Fund as at 31 December 2001
- the preliminary results of the valuation of the Bank of Scotland 1976 Pension Scheme as at 31 December 2001

Scheme assets are stated at their market value at 31 December 2001.

The liabilities of the Schemes under FRS 17 were calculated using the Projected Unit method using the following financial assumptions:

	Rates per annum
Future price inflation	2.50 per cent
Discount rate	6.00 per cent
Increases in earnings	3.50 per cent
Increases in pensions*	2.50 per cent

* on the excess over the Guaranteed Minimum Pension. Pensions which are guaranteed to increase at a rate of 3.0 per cent per annum have been assumed to increase at 3.0 per cent.

The assets of the Schemes and the expected rates of return were:

	Long-term expected rate of return per annum at 31 December 2001	Value at 31 December 2001 £ million
Equities	7.75 per cent	2,715
Bonds	5.25 per cent	305
Property	6.50 per cent	88
Cash	4.50 per cent	88
Total market value of assets at 31 December 2001		3,196
Present value of liabilities of the Schemes		3,194
Surplus in the Schemes		2

The remaining defined benefit schemes in the Group account for less than 17% of the Group's total defined benefit pension liabilities.

Other Post-Retirement Benefits

An independent actuarial review as at 31 December 2001 estimated the present value of the accumulated other post-retirement benefit obligations under FRS 17 at £40 million for the Group. There are no assets backing these obligations, and hence the notional balance sheet provision under FRS17 is also £40 million. The main additional financial assumption used was that over the long-term the rate of increase in health care costs would be 6% per annum, being 3.5% per annum higher than the rate of inflation.

10. Taxation

	2001 £ million	2000 £ million
UK Corporation Tax at 30 per cent (2000 – 30 per cent)	**429**	589
Relief for overseas taxation	**(12)**	(11)
	417	578
Tax relating to change in value of long-term assurance business (Note 29)	**115**	67
	532	645
Overseas taxation	**97**	59
Deferred taxation (Note 34(i))	**121**	92
Share of joint ventures' taxation	**11**	(6)
Share of associated undertakings' taxation	**4**	7
	765	797
Exceptional credit – UK Corporation Tax (Note 3(v))		(40)
Tax on profit on ordinary activities	**765**	757

11. Dividends

		2001 £ million		2000 £ million
Preference dividends paid		25		25
payable		12		12
		37		37
Ordinary dividend				
Interim dividend of 9.30p per ordinary share (2000 – 7.35p)	330		258	
Proposed final dividend of 18.70p per ordinary share (2000 – 15.05p)	667		535	
Adjustments	(4)		(4)	
		993		789
		1,030		826

Of the adjustment in 2001 £2 million reflects a credit for dividends declared on unclaimed Halifax Group plc ordinary shares that were sold by Halifax Group plc in 2001. The dividends accrued on these shares are no longer required to be paid.

The other adjustments in 2001 and 2000 result from the waiver of dividends by the QUEST (Note 27(b)) which took place subsequent to the dividends being accrued but before the ex-dividend date.

12. Retained Profit

	2001 £ million	2000 £ million
The profit of the Group has been retained by		
HBOS plc	43	
Subsidiary undertakings	598	979
	641	979
Associated undertakings and joint ventures	5	(27)
	646	952

By virtue of the exemption contained within Section 230 of the Companies Act 1985, the Profit and Loss Account of the Company is not presented.

13. Earnings per Ordinary Share

Basic and diluted earnings per Ordinary Share are based upon Group profit attributable to Ordinary Shareholders of £1,639 million (2000 – £1,741 million). The underlying earnings per Ordinary Share are based upon Group profit attributable to Ordinary Shareholders (before exceptional items, Intelligent Finance and goodwill amortisation but after tax) of £2,003 million (2000 – £1,941 million). For the basic and underlying earnings per Ordinary Share the weighted average number of 25p Ordinary Shares of 3,536 million (2000 – 3,488 million) is used and for the diluted earnings per Ordinary Share the weighted average number of actual and potential 25p Ordinary Shares of 3,568 million (2000 – 3,505 million) is used. Group profit attributable to Ordinary Shareholders equals profit attributable to shareholders of £1,676 million (2000 – £1,778 million) less preference dividends of £37 million (2000 – £37 million). The weighted average number of actual and potential Ordinary Shares in issue is detailed below:

	2001 Number million	2000 Number million
Actual weighted average number of shares in issue	3,536	3,488
Adjustment for weighted average number of shares on which options have been granted but not yet exercised	32	17
Potential weighted average number of shares in issue	3,568	3,505

13. Earnings per Ordinary Share continued

The calculation of the underlying basic earnings per 25p Ordinary Share, noted below, has been included to enable shareholders to assess the underlying trading performance.

	2001 pence	2000 pence
Basic earnings per share	46.4	49.9
Exceptional items		
Exceptional merger costs, administrative expenses and income	5.1	2.7
Exceptional charge in respect of Lex Vehicle Leasing		1.0
Exceptional tax credit		(1.1)
Intelligent Finance	3.0	1.8
Goodwill amortisation	2.1	1.3
Underlying earnings per share	56.6	55.6

14. Treasury Bills and Other Eligible Bills

				Group
	2001 Book Value £ million	2001 Market Value £ million	2000 Book Value £ million	2000 Market Value £ million
Investment securities				
Treasury bills and similar securities	2,602	2,600	1,158	1,161
Other eligible bills	448	451	2,038	2,038
	3,050	3,051	3,196	3,199
Other securities				
Treasury bills and similar securities	57	57		
Other eligible bills	964	964		
	1,021	1,021		
	4,071	4,072	3,196	3,199

The movement on treasury bills and other eligible bills held for investment purposes was as follows:

	£ million
At 1 January 2001	3,196
Exchange translation	(22)
Additions	14,800
Disposals	(14,928)
Amortisation	4
At 31 December 2001	3,050
Aggregate unamortised discounts net of premiums at 31 December 2001	16

15. Loans and Advances to Banks

		Group
	2001 £ million	2000 £ million
Repayable on demand	1,625	2,400
Other loans and advances repayable		
in 3 months or less	9,191	10,099
between 3 months and 1 year	1,741	4,826
between 1 year and 5 years	185	642
after 5 years	187	150
	12,929	18,117

16. Loans and Advances to Customers

	Group	
	2001 **£ million**	2000 £ million
Repayable on demand or at short notice	**16,679**	11,468
Other loans and advances repayable		
in 3 months or less	**18,296**	17,260
between 3 months and 1 year	**10,057**	8,961
between 1 year and 5 years	**27,582**	24,810
after 5 years	**127,171**	109,063
Gross loans and advances to customers	**199,785**	171,562
Provisions for bad and doubtful debts (Note 18)	**(1,769)**	(1,578)
Interest in suspense	**(123)**	(96)
Loans and advances to customers	**197,893**	169,888

At 31 December 2001, there were gross loans and advances to customers of £3,280 million (2000 – £2,080 million) outstanding from associated undertakings and joint ventures.

Loans and advances to customers include finance lease receivables of £3,900 million (2000 – £3,692 million). Assets acquired in the year for letting under finance leases amounted to £1,005 million (2000 – £1,662 million).

The Group's gross lending exposure is analysed below.

	2001 **£ million**	2000 £ million
Agriculture, forestry and fishing	**1,038**	974
Energy	**1,598**	1,610
Manufacturing industry	**5,654**	5,426
Construction and property	**15,053**	10,051
Hotels, restaurants and wholesale and retail trade	**5,930**	5,126
Transport, storage and communication	**4,736**	2,925
Financial	**6,716**	7,225
Other services	**9,850**	9,900
Individuals		
Home mortgages	**127,636**	110,412
Other personal lending	**13,874**	11,421
Overseas residents	**7,700**	6,492
Gross loans and advances to customers	**199,785**	171,562

Loans and advances to customers which have been securitised are shown below. These meet the criteria set out in FRS 5 "Reporting the Substance of Transactions", for a linked presentation format.

		At 31 December 2001		At 31 December 2000	
	Assets securitised	**Gross assets securitised £ million**	**Non-returnable finance £ million**	Gross assets securitised £ million	Non-returnable finance £ million
SWAN Trust	Mortgages	**204**	**204**	337	337
Mound Financing (No 1) PLC	Mortgages	**750**	**748**	750	748
Mound Financing (No 2) PLC	Mortgages	**750**	**748**		
Melrose Financing No 1 plc	Corporate Loans	**1,500**	**1,441**		
Birmingham Midshires Mortgage Asset No 1 Ltd	Mortgages			37	36
		3,204	**3,141**	1,124	1,121

These special purpose companies, all of which are ultimately beneficially owned by charitable trusts, have been funded primarily through the issue of floating rate notes. Neither the Company nor its subsidiary undertakings will support any losses that may be suffered by the noteholders in accordance with the terms of the notes. When all liabilities to the noteholders have been discharged any remaining surpluses in the securitisation companies accrue to the Company or its subsidiary undertakings.

16. Loans and Advances to Customers continued

Neither the Company nor its subsidiary undertakings have the right or obligation to repurchase any securitised advance unless it has been in breach of warranty.

The HBOS Group undertakings and third parties have entered into a number of interest rate swaps with the securitisation undertakings, the intention of which is to swap all or part of the interest flows from customers into variable rate interest flows to match the variable rate interest payable to the noteholders.

In February 2001, £750 million of mortgages and £1,500 million of corporate loans were securitised through Mound Financing (No 2) PLC and Melrose Financing No 1 plc respectively.

In aggregate the securitisation undertakings had net interest income of £3.7 million (2000 – £1.6 million); operating expenses of £1.5 million (2000 – £0.2 million); provisions for bad and doubtful debts of £0.2 million (2000 – £0.2 million); resulting in a profit for the period of £2.0 million (2000 – £1.2 million).

17. Non-performing Assets

The aggregate gross non-performing loans and advances is £4,072 million (2000 – £3,666 million) including £1,125 million (2000 – £903 million) of advances on which interest is being held in suspense. Net of provisions and interest in suspense, non-performing loans and advances amount to £2,180 million (2000 – £1,992 million).

18. Provisions for Bad and Doubtful Debts

			Group
	Specific £ million	General £ million	Total £million
At 1 January 2001	971	607	1,578
Exchange translation	(2)	(3)	(5)
Acquisitions	16	11	27
New provisions less releases	595	52	647
Amounts written off	(478)		(478)
Cumulative provisions as at 31 December 2001	1,102	667	1,769
New provisions less releases	595	52	647
Recoveries of amounts previously written off	(39)		(39)
Net charge to profit and loss account	556	52	608

19. Operating Lease Assets

Assets leased to customers include the following amounts in respect of operating leased assets:

	Group
	£ million
Cost	
At 1 January 2001	1,956
Additions	1,305
Disposals	(775)
At 31 December 2001	2,486
Aggregate depreciation	(444)
Net Book Value at 31 December 2001	2,042
Net Book Value at 31 December 2000	1,519

20. Debt Securities

	2001				2000			
	Issued by Public Bodies £ million	Issued by Others £ million	Total £ million	Market Value £ million	Issued by Public Bodies £ million	Issued by Others £ million	Total £ million	Market Value £ million
Group								
Investment securities								
Listed								
British Government Securities	378		378	384	2,313		2,313	2,337
Others	2,096	10,992	13,088	13,144	1,739	9,393	11,132	11,154
Unlisted								
Certificates of deposit issued by banks and building societies		5,138	5,138	5,152		8,902	8,902	8,920
Others	1,221	9,395	10,616	10,623	1,238	5,431	6,669	6,693
Total investment securities	3,695	25,525	29,220	29,303	5,290	23,726	29,016	29,104
Other securities								
Listed	1,454	397	1,851	1,851	3		3	3
Unlisted	229	11,149	11,378	11,378	142	382	524	524
	5,378	37,071	42,449	42,532	5,435	24,108	29,543	29,631
of which:								
maturing within 1 year			22,189				12,919	
in more than 1 year			20,260				16,624	
			42,449				29,543	

The movement on debt securities held as investment securities is as follows:

	Group		
	Amortised Cost £ million	Aggregate amount written off £ million	Book Value £ million
At 1 January 2001	29,026	(10)	29,016
Exchange translation	189		189
Acquisitions	212		212
Additions	64,094		64,094
Amortisation	(51)		(51)
Disposals	(64,227)	2	(64,225)
Amount written off		(15)	(15)
At 31 December 2001	29,243	(23)	29,220
Aggregate unamortised premium at 31 December 2001	(45)		(45)

Debt securities include securities with a market value of £1,077 million (2000 – £1,058 million) for the Group sold subject to agreement to repurchase.

Debt securities include asset backed securities of £7,670 million (2000 – £1,332 million) which have been sold by the Company's subsidiary, Halifax plc, to bankruptcy remote special purpose vehicles funded by the issue of commercial paper on terms whereby the rewards and some of the risks of the portfolio have been retained by Halifax plc. The securitisation does not qualify for linked presentation under FRS 5 and the asset backed securities have therefore been retained on the Group balance sheet with commercial paper being included within debt securities in issue (Note 32).

21. Equity Shares

	Listed			Unlisted			
	Cost £ million	Aggregate amount written off £ million	Book Value £ million	Cost £ million	Aggregate amount written off £ million	Book Value £ million	Total Book Value £ million
Group							
At 1 January 2001	19		19	135	(7)	128	147
Exchange translation				1		1	1
Acquisitions	25		25	35		35	60
Additions	23		23	52		52	75
Disposals	(3)		(3)	(52)	2	(50)	(53)
Amounts written off					(6)	(6)	(6)
At 31 December 2001	64		64	171	(11)	160	224

The total value of investments as at 31 December 2001 for the Group was £285 million (2000 – £301 million) including £114 million (2000 – £156 million) in respect of listed equity shares.

22. Interests in Joint Ventures and Associated Undertakings

(i) Joint Ventures — Group

	Acquired Book Value £ million	Equity Adjustments £ million	Share of Net Tangible Assets £ million	Goodwill £ million	Book Value £ million
At 1 January 2001	112	(44)	68	116	184
Acquisitions and subscriptions of capital	39		39		39
Disposals		(1)	(1)		(1)
Equity accounting adjustments				(6)	(6)
At 31 December 2001	151	(45)	106	110	216

(ii) Associated Undertakings — Group

	Acquired Book Value £ million	Equity Adjustments £ million	Share of Net Tangible Assets £ million	Goodwill £ million	Book Value £ million
At 1 January 2001	115	9	124	(1)	123
Acquisitions and subscriptions of capital	30		30		30
Disposals	(18)	(13)	(31)	1	(30)
Equity accounting adjustments		11	11		11
At 31 December 2001	127	7	134		134

All the investments are unlisted.

The main joint ventures and associated undertakings are listed in Note 54 on page 106.

23. Shares in Group Undertakings

	Banks £ million	Others £ million	Total £ million
Acquisitions and subscriptions of capital	734	567	1,301
At cost at 31 December 2001	734	567	1,301

The main subsidiary undertakings of the Group are listed in Note 55 on page 107.

On 10 September 2001, the merger of Bank of Scotland Group and Halifax Group by way of Schemes of Arrangement under Section 425 of the Companies Act 1985 was completed. HBOS plc became established as the parent company of Bank of Scotland and Halifax Group plc. On 7 September 2001 the Company acquired 100% of the Ordinary Stock and Preference Stock of Bank of Scotland. On 10 September 2001, the Company acquired 100% of the Ordinary Share capital of Halifax Group plc.

24. Intangible Fixed Assets

	Goodwill £ million
Cost	
At 1 January 2001	1,106
Exchange translation	(2)
Fair value adjustments (Note 50)	27
Additions (Note 50)	241
At 31 December 2001	1,372
Amortisation and provisions for impairment	
At 1 January 2001	59
Amortisation charged in year	68
At 31 December 2001	127
Net Book Value	
At 31 December 2001	1,245
At 31 December 2000	1,047

Goodwill on acquisitions is capitalised and amortised by equal instalments over its estimated useful life, normally 20 years.

25. Tangible Fixed Assets

			Group
	Cost £ million	Depreciation £ million	Book Value £ million
Property			
At 1 January 2001	1,274	(387)	887
Exchange translation	(2)		(2)
Additions and transfers	76	1	77
Disposals	(45)	15	(30)
Depreciation for year		(47)	(47)
At 31 December 2001	1,303	(418)	885
of which:			
Freehold			700
Long leasehold			85
Short leasehold			100
			885
Occupied for own activities			745
Equipment			
At 1 January 2001	1,521	(832)	689
Exchange translation	(4)	3	(1)
Additions and transfers	313		313
Acquisitions	20	(4)	16
Disposals	(124)	62	(62)
Depreciation for year		(213)	(213)
At 31 December 2001	1,726	(984)	742
Total tangible fixed assets 2001	3,029	(1,402)	1,627
Total tangible fixed assets 2000	2,795	(1,219)	1,576
Equipment includes amounts acquired under finance leases	32	(28)	4

Included within Group tangible fixed assets are assets in the course of construction amounting to £89 million (2000 – £89 million) which are not depreciated until the assets are brought into use.

26. Other Assets

		Group
	2001 £ million	2000 £ million
Own shares (Note 27)	5	6
Positive market values of trading derivative contracts	2,813	1,195
Other assets	1,387	1,502
	4,205	2,703

27. Own Shares

Included in other assets are own shares held as follows:

(a) No. 1 Employee Share Ownership Trust (formerly Halifax Group plc Employee Share Ownership Plan)
The No. 1 Employee Share Ownership Trust administers shares conditionally granted to Halifax Executive Directors and other Executives under the Halifax Group plc Short Term Executive Bonus Scheme and the Halifax Group plc Long Term Executive Bonus Scheme, and shares which have been conditionally granted to employees under the Halifax Group plc Annual Bonus Plan.

Interest free loans have been provided by Halifax Group plc to the trust to allow shares to be purchased in the market to satisfy these share grants. The cost of the shares conditionally awarded is being charged to the profit and loss account on a straight line basis over the performance period.

On 10 September 2001, HBOS plc replaced Halifax Group plc as the principal company, the name of the trust was amended, and the Halifax Group plc shares held in the trust were replaced by HBOS plc shares on a one-for-one basis.

As a consequence of the merger, 0.6 million shares conditionally awarded under the Halifax Group plc Short Term Executive Scheme were released early from the trust.

At 31 December 2001, 2.1 million HBOS plc ordinary shares (2000 – 2.0 million Halifax Group plc ordinary shares) were held by the trustee and included in the balance sheet of HBOS plc. The shares, with a nominal value of 25p each, had a total market value at that date of £17 million (2000 – £13 million). Under the terms of the trust, dividends on these shares are waived. At 31 December 2001 all these shares had been conditionally granted.

(b) Halifax plc Qualifying Employee Share Ownership Trust (the "QUEST")
A QUEST has been operated by the Company's subsidiary, Halifax plc, in conjunction with an employee saving-related share option scheme (Halifax plc Sharesave Scheme 1997).

Contributions to the QUEST prior to the merger were used to subscribe for ordinary shares in Halifax plc at market value. These Halifax plc shares were exchanged for Halifax Group plc shares under a scheme of arrangement in June 1999, and these shares have been exchanged subsequently for HBOS plc shares under the terms of the scheme of arrangement effecting the merger in September 2001. The ordinary shares held by the QUEST are included within own shares in the balance sheet at nil value.

At 31 December 2001, the QUEST held 14.6 million HBOS plc ordinary shares (2000 – 14.6 million Halifax Group plc ordinary shares) with a market value of £116 million (2000 – £97 million).

Under the terms of the trust deed, dividends are required to be waived on the shares held by the QUEST.

Participants in the Halifax plc Sharesave Scheme 1997 and Halifax Group plc Sharesave Scheme 1999 have been given the opportunity to exchange their existing rights over Halifax Group plc ordinary shares for new rights over HBOS plc ordinary shares, on a one-for-one basis. The new rights are identical to the existing rights, including the option price, and will continue to be governed by the existing rules of the Sharesave Scheme.

28. Capital and Other Commitments

	Group	
	2001 £ million	2000 £ million
There are commitments in respect of capital expenditure on fixed assets, authorised but not provided for in the accounts for which contracts have been entered into	**25**	49
Included in deposits by banks and in customer accounts are net obligations under finance leases payable as follows:		
within 1 year	**8**	9
between 2 and 5 years	**14**	21

Commitments for which contracts have been placed in relation to operating lease assets were £251 million (2000 – £22 million).

29. Long-Term Assurance Business

The value of long-term assurance business is actuarially assessed and comprises the surplus attributable to the Group, including minority interests, together with the net present value of in-force business. This method of calculating the net worth of the business to the Group is known as the embedded value approach. The principal economic assumptions behind the embedded value calculation are reviewed regularly and are as follows:

	2001 %	2000 %
Risk discount rate (net of tax) for traditional with profits business	8.5	8.5
Risk discount rate (net of tax) for other business	9.5	10.0
Return on equities (net of tax credits)	7.5	7.0
Return on Gilts (gross of tax)	5.0	5.0
Expense inflation	3.0	3.0

In-force business is defined as all live policies where the first premium has been paid. The Group's entitlement is equivalent to one ninth of the value of traditional with profits business bonuses declared in any particular year. The level of assumed future bonuses is calculated by projecting the portfolio of with profits business forward and applying reversionary and terminal bonus rates at such a level as to exhaust the projected surplus of assets attributable to with profit policyholders over liabilities. For all other business the entire surplus is attributable to the Group.

The income from long-term assurance business which is included within other operating income in the consolidated profit and loss account is calculated as follows:

	2001 £ million	2000 £ million
Closing value of Group's interest in long-term assurance business including minority interests	3,265	2,400
Opening value of Group's interest in long-term assurance business including minority interests	(2,400)	(1,762)
Increase in value of long-term assurance business	865	638
Transfer to long-term assurance business	(254)	(81)
Transfer of long-term assurance business of The Equitable (Note 50(b))	(277)	
Transfer of long-term assurance business of St. James's Place Capital plc (Note 50(c))	21	(336)
Income after tax from long-term assurance business	355	221
Taxation relating to long-term assurance business (Note 10)	115	67
Income before tax from long-term assurance business (Note 1)	470	288

The assets and liabilities attributable to policyholders are presented separately from those arising from other Group activities to reflect the different nature of the policyholders' interest.

The long-term assurance assets attributable to policyholders comprise:

	2001 £ million	2000 £ million
Investments	37,591	31,464
Value of in-force policies	2,993	2,107
Net current assets/(liabilities)	282	(113)
	40,866	33,458
Long-term assurance business attributable to shareholders	(3,265)	(2,400)
Long-term assurance assets attributable to policyholders	37,601	31,058
Long-term assurance liabilities attributable to policyholders	37,601	31,058

Derivatives (options and futures) are used for efficient portfolio management of the long-term assurance business and to match obligations to policyholders. These derivatives are included in investments at market value.

30. Deposits by Banks

	Group	
	2001 **£ million**	2000 £ million
Repayable on demand	**8,440**	6,653
Repayable		
in 3 months or less	**16,267**	15,793
between 3 months and 1 year	**5,632**	2,877
between 1 and 5 years	**44**	5
after 5 years	**66**	
	30,449	25,328
Amounts above include:		
Associated undertakings	**444**	386

31. Customer Accounts

	Group	
	2001 **£ million**	2000 £ million
Repayable on demand	**116,715**	103,603
Repayable		
in 3 months or less	**18,961**	18,679
between 3 months and 1 year	**3,917**	3,345
between 1 and 5 years	**876**	1,282
after 5 years	**47**	103
	140,516	127,012
Amounts above include:		
Associated undertakings	**9**	13
Joint ventures	**29**	3

32. Debt Securities in Issue

	Group	
	2001 **£ million**	2000 £ million
Bonds and Medium Term Notes		
Repayable		
within 1 year	**8,668**	3,628
between 1 and 2 years	**3,552**	6,088
between 2 and 5 years	**3,699**	4,526
after 5 years	**2,546**	2,437
	18,465	16,679
Other Debt Securities		
Repayable		
in 3 months or less	**38,584**	30,126
between 3 months and 1 year	**12,202**	6,600
between 1 and 2 years	**206**	98
between 2 and 5 years	**67**	171
after 5 years	**4**	4
	51,063	36,999
Total Debt Securities in Issue	**69,528**	53,678

Bonds and Medium Term Notes includes £320 million (2000 – £336 million) secured on advances to customers and certain other assets of the Group.

Other Debt Securities includes £7,711 million (2000 – £1,341 million) in respect of commercial paper issued to fund the purchase of asset backed securities by special purpose vehicles (Note 20).

33. Other Liabilities

	Group	
	2001 £ million	2000 £ million
Negative market values of trading derivative contracts	**2,580**	1,046
Unclaimed shares	**286**	
Short positions in government debt securities	**615**	
Other liabilities	**1,672**	1,791
	5,153	2,837

Unclaimed shares comprises the net sale proceeds of certain Halifax Group plc ordinary shares which, following the Halifax Group restructuring which took effect on 1 June 1999, represented Halifax plc ordinary shares. These shares were issued to meet claims for Halifax plc ordinary shares from qualifying members of Halifax Building Society and others following the transfer of business from Halifax Building Society to Halifax plc in 1997. This liability also includes the related unclaimed dividends up to the date of sale and the unclaimed capital payments arising from the Halifax Group restructuring in 1999. These amounts are being held on behalf of the persons who would have been entitled to claim the shares before they were sold.

34. Provisions for Liabilities and Charges

	Group
(i) Deferred Taxation	**2001 £ million**
At 1 January 2001	**497**
Charge in year (Note 10)	**121**
Other movements	**10**
At 31 December 2001	**628**

	2001		2000	
Deferred taxation comprises:	**Provided for in Accounts £ million**	**Full Potential Liability £ million**	Provided for in Accounts £ million	Full Potential Liability £ million
Group				
Capital allowances:				
on assets leased to customers	**574**	**574**	446	446
on other assets	**37**	**37**	36	36
Other timing differences	**17**	**(103)**	15	(106)
	628	**508**	497	376

	Group				
(ii) Other Provisions	**Pensions Review Provision £ million**	**Pensions and Other similar Obligations £ million**	**HBOS Integration Provision £ million**	**Other Provisions £ million**	**Total £ million**
At 1 January 2001	**37**	**109**		**17**	**163**
Exchange translation				**(1)**	**(1)**
Arising on acquisition				**12**	**12**
Charge for year	**(5)**	**42**	**132**	**2**	**171**
Utilised in year	**(9)**	**(13)**	**(67)**	**(4)**	**(93)**
At 31 December 2001	**23**	**138**	**65**	**26**	**252**

The pensions review provision has been established to cover estimated administrative costs and compensation payable in connection with Phases 1 and 2 of the Pensions Review and the FSAVC Review. A further provision of £41 million (2000 – £51 million) to cover direct and indirect costs arising from the pensions review is included in the long-term assurance business liabilities attributable to policyholders.

Of the provision for pensions and similar obligations, £33 million relates to post-retirement benefits (2000 – £31 million).

Other provisions include property related costs on surplus leased space.

35. Subordinated Liabilities

	Group 2001 £ million	Group 2000 £ million
Dated Loan Capital		
DFL7 million 9.72% Registered Loans 2000/2001		2
€51.1 million 8.30% Notes 2002	**31**	
US$300 million 8.80% Notes 2004	**207**	201
£400 million 8.75% Subordinated Notes 2006	**400**	400
US$150 million 8.85% Notes 2006	**103**	100
£75 million 9.125% Subordinated Notes 2006	**75**	75
£60 million 9.00% Instruments 2006	**60**	60
A$100 million Callable Notes 2007	**35**	37
€650 million 4.75% Subordinated bonds 2009	**397**	405
US$500 million Floating rate subordinated step-up callable notes 2009	**345**	335
€500 million 5.50% Instruments 2009	**305**	311
£75 million Floating rate subordinated notes 2009	**75**	75
US$500 million Notes 2010	**344**	335
£75 million Floating Rate Instruments 2010	**75**	75
US$150 million Notes 2011	**103**	100
€7 million Floating Rate Notes 2011	**4**	
£200 million Floating rate step-up callable subordinated notes 2012	**200**	200
€12.8 million 6.25% Instruments 2012	**8**	
€1,000 million Subordinated callable fixed/floating rate instruments 2013	**611**	
€325 million 6.125% Notes 2013	**198**	
£250 million 11% Subordinated bonds 2014	**250**	250
£150 million 10.5% Subordinated bonds 2018	**150**	150
£250 million 6.375% Instruments 2019	**250**	250
£500 million 9.375% Subordinated bonds 2021	**500**	500
€400 million 6.45% Eurodated Floating subordinated guaranteed bonds 2023	**251**	
Unamortised Premiums, Discounts and Issue Costs	**(11)**	(7)
	4,966	3,854
Repayable:		
within 1 year	**31**	2
between 2 and 5 years	**845**	201
after 5 years	**4,090**	3,651
	4,966	3,854

No repayment, for whatever reason, of dated subordinated debt prior to its stated maturity and no purchase by the relevant subsidiary undertaking of its subordinated debt may be made without the consent of the Financial Services Authority. On a winding up of the relevant company, the claims of the holders of dated subordinated debt shall be subordinated in right of payment to the claims of all depositors and creditors of that company other than creditors whose claims are expressed to rank pari passu with or junior to the claims of the holders of the dated subordinated debt.

Interest on the floating rate subordinated US dollar step-up callable note 2009 is payable three months in arrear at US dollar LIBOR plus a margin of 0.35% per annum for years 1 to 5 and 0.85% per annum thereafter.

Interest on the £200 million floating rate step-up callable note dated 2012 is payable three months in arrear at LIBOR plus a margin of 0.25% per annum for years 1 to 10 and 1.25% per annum thereafter.

The €1,000 million Instruments bear interest at a fixed rate of 5.125% until 5 December 2008 at which time the interest rate becomes 3 month €EUR-EURIBOR-Telerate plus 1.00% until maturity. These instruments may, at the option of the Bank of Scotland, be redeemed at par on 5 December 2008, or any interest payment date thereafter.

35. Subordinated Liabilities continued

	Group 2001 £ million	Group 2000 £ million	Company 2001 £ million
Undated Loan Capital			
£600 million Fixed to Floating Rate Undated Subordinated Notes			600
€500 million Fixed to Floating Rate Undated Subordinated Notes	305		305
£300 million 7.5% Subordinated Step-Up Notes	300	300	
US$300 million Reset Notes	207	201	
£200 million Perpetual Notes	200	200	
£200 million 7.375% Subordinated Guaranteed Bonds	200	200	
€300 million Floating Rate Subordinated Step-Up Notes	183	187	
US$250 million Floating Rate Primary Capital Notes	172	167	
£150 million Instruments	150	150	
£150 million Instruments	150	150	
JPY 17 billion Instruments	110	107	
£100 million Instruments	100	100	
£100 million 12% Perpetual Subordinated Bonds	100	100	
£100 million 8.75% Perpetual Subordinated Bonds	100	100	
£75 million 13.625% Perpetual Subordinated Bonds	75	75	
JPY 9 billion Instruments	47	53	
£50 million 9.375% Perpetual Subordinated Bonds	50	50	
JPY 42.5 million 3.50% Subordinated Yen Step-Up Notes	223		
Unamortised Premiums, Discounts and Issue Costs	(12)	(9)	(3)
	2,660	2,131	902

No exercise of any redemption option or purchase by the relevant company of any of its undated subordinated debt may be made without the consent of the Financial Services Authority. On a winding up of the Company or subsidiary undertaking the claims of the holders of perpetual subordinated debt shall be subordinated in right of payment to the claims of all depositors and creditors of the Company or subsidiary undertaking other than creditors whose claims are expressed to rank pari passu with or junior to the claims of the holders of the perpetual subordinated bonds. The perpetual subordinated bonds are junior in point of subordination to the dated subordinated debt referred to above.

The £600 million Fixed to Floating Rate Undated Subordinated Notes were issued to HBOS Capital Funding LP by the Company. HBOS Capital Funding LP has issued preferred securities of equivalent amount. These are included in minority and other interests (non-equity) in the Consolidated Balance Sheet (Note 37).

On 23 November 2001 HBOS plc issued €500 million Fixed to Floating Rate Undated Subordinated Notes at an issue price of 99.67% of their principal amount. The Notes will bear interest at 6.05% per annum payable annually in arrears to 23 November 2011 and thereafter at 3 month EUR-EURIBOR-Telerate plus 2.25% per annum paid quarterly in arrears.

The undated loan capital has no final date of maturity. All or some of the Capital Notes may be redeemed at the option of the relevant company at par on any interest payment date. The £200 million Perpetual Notes may, at the option of Bank of Scotland on 4 November 2013, be redeemed at par or exchanged for new notes. The new notes (and any further new notes issued) may be similarly redeemed or exchanged for further new notes at the option of Bank of Scotland on the fifth anniversary of their respective date(s) of issue.

The Instruments may, at the option of the relevant subsidiary undertaking on giving 30 days notice, be redeemed at par or exchanged for new Instruments on 10 August 2015 (£100 million); 9 February 2016 (JPY 17 billion); 30 May 2016 (JPY 9 billion); 30 October 2006 (£150 million) and 10 February 2023 (£150 million). The new Instruments (and any further new Instruments issued) may be similarly redeemed or exchanged for further new notes at the option of Bank of Scotland on the fifth anniversary of their respective date(s) of issue. The JPY 17 billion Instruments have been converted into an obligation of US$160 million, bearing interest at US$ LIBOR plus 1.01% by means of swap arrangements. The Reset Notes may be redeemed at the option of Bank of Scotland at par on 20 November 2007, at which time the interest rate becomes US$ LIBOR plus 1.625%, or any interest payment date thereafter.

Halifax Group plc has the option, in the case of the 12% Perpetual Subordinated Bonds, at any time after 30 January 2022 and, in the case of the 8.75% Perpetual Subordinated Bonds, 14 September 2023, to redeem some or all of the Bonds at their principal value plus any accrued and unpaid interest. The 13.625% Perpetual Subordinated Bonds and the 9.375% Perpetual Subordinated Bonds carry no optional redemption clauses.

Interest on the undated Sterling 7.5% Subordinated Step-Up Notes is payable annually in arrears on 26 May from 26 May 2001 to 26 May 2016 at the rate of 7.5% per annum and, for each period of five years thereafter, annually in arrears on 26 May at the rate per annum equal to the sum of the five year benchmark Gilt rate plus 3.45%. Halifax Group plc has the option to redeem these Notes on 26 May 2016 and on each fifth anniversary thereafter.

35. Subordinated Liabilities continued

Interest on the undated Euro Floating Rate Subordinated Step-Up Notes is payable on 26 May, 26 August, 26 November and 26 February each year until 26 August 2010 at the rate of 3 month EURIBOR plus a margin of 1.20% per annum and from and including 26 August 2010 at the rate of 3 month EURIBOR plus a margin of 2.30% per annum. Halifax Group plc has the option to redeem these notes on 26 August 2010 and on each interest payment date thereafter.

On 28 February 2001 Halifax Group plc issued 3.50% undated Subordinated Yen Step-Up Notes at an issue price of 100% of their principal amount. Interest on the 3.50% undated Subordinated Yen Step-Up Notes is payable half yearly in arrears on 28 February and 28 August until 28 February 2031 at the rate of 3.50% per annum and from and including 28 August 2031 at the rate of 6 month JPY LIBOR plus a margin of 2.09% per annum. Halifax Group plc has the option to redeem these notes on 28 February 2011, on 28 February 2031 and on each coupon payment date thereafter.

36. Share Capital

	Ordinary Shares £ million	9¼% Non-Cumulative Irredeemable Preference Shares £ million	9¾% Non-Cumulative Irredeemable Preference Shares £ million	Other Preference Shares Sterling £ million	Other Preference Shares Euro € million
Authorised					
Created in year	**1,185**	**375**	**125**	**1,204**	**1,500**
At 31 December 2001	**1,185**	**375**	**125**	**1,204**	**1,500**
Allotted, called up and fully paid					
Issued to former shareholders of:					
Bank of Scotland – Preference shares £1		**300**	**100**		
Bank of Scotland – Ordinary shares 25p	**317**				
Halifax Group plc – Ordinary shares 20p	**449**				
Merger adjustment	**112**				
At 1 January 2001	**878**	**300**	**100**		
Issued under employee Stock Schemes, in lieu of dividends and acquisitions	**14**				
At 31 December 2001	**892**	**300**	**100**		

The merger adjustment represents the difference between the nominal value of 25 pence of the shares issued to former Halifax Group plc shareholders and the nominal value of 20 pence of the Halifax Group plc shares acquired.

Other sterling preference shares include £200 million 6.125 per cent. Non-Cumulative Redeemable Preference Shares, £1,000 million Sterling Preference Shares, £2.5 million 8.117 per cent. Non-Cumulative Perpetual Preference Shares Class A and £1.5 million 7.754 per cent. Non-Cumulative Perpetual Preference Shares Class B.

Euro preference shares include €1,500 million Euro preference shares.

The initial authorised share capital was £50,000 divided into 50,000 shares of £1 each. At an Extraordinary General Meeting on 12 June 2001, the shares were sub-divided into 200,000 ordinary shares of 25p each. On 7 September 2001, upon the Bank of Scotland Scheme of Arrangement becoming effective the authorised share capital of HBOS plc increased to £904,000,000 by the creation of a further 1,599,800,000 Ordinary Shares, 375,000,000 9¼ per cent. Non-Cumulative Irredeemable Preference Shares of £1 each, 125,000,000 9¾ per cent. Non-Cumulative Irredeemable Preference Shares of £1 each, 250,000 HBOS Class A Perpetual Preference Shares of £10 each and 150,000 HBOS Class B Perpetual Preference Shares of £10 each.

On 10 September 2001, upon the Halifax Scheme of Arrangement becoming effective the authorised share capital increased to £2,889,000,000 and €1,500,000,000 by the creation of a further 3,140,000,000 Ordinary Shares, 200,000,000 6.125 per cent. Non-Cumulative Redeemable Preference Shares of £1 each, 1,000,000,000 Sterling Preference Shares of £1 each and 1,500,000,000 Euro Preference Shares.

On 7 September 2001, the Company issued 1,311,553,989 Ordinary Shares, 300,000,000 9¼ per cent. Non-Cumulative Irredeemable Preference Shares and 100,000,000 9¾ per cent. Non-Cumulative Irredeemable Preference Shares as consideration for the acquisition of Bank of Scotland pursuant to the Bank of Scotland Scheme of Arrangement. On 10 September 2001, the Company issued 2,250,439,819 Ordinary Shares as consideration for the acquisition of Halifax Group plc pursuant to the Halifax Group Scheme of Arrangement.

On 12 September 2001, the Company issued 18,526 Ordinary Shares under the terms of the Halifax Group plc Share Ownership Plans.

36. Share Capital continued

The Group operates a number of share option schemes for executives and savings-related share option schemes for employees. In connection with the merger, the rules of the executive share option schemes and savings-related share option schemes required that participants either exercise their existing options under the previous schemes or exchange their rights existing under the previous schemes at the date of the merger for new rights over HBOS plc ordinary shares, on a one-for-one basis. Rights which are neither exercised nor exchanged will lapse by 10 March 2002.

At 31 December 2001, options to acquire 7.9 million ordinary shares were outstanding under the former Bank of Scotland executive stock option schemes. These options are exercisable at a range of prices from £1.10 to £7.13 at various dates up to 16 October 2010. Of these, options in respect of 0.6 million shares were outstanding where the scheme participants have not yet elected to either exchange their rights under these schemes for rights over HBOS plc ordinary shares or exercise their options under these former schemes.

At 31 December 2001, options to acquire 52.6 million ordinary shares were outstanding under savings-related share option schemes. These options are exercisable at a range of prices from £1.64 to £5.79 at various dates up to 31 December 2009. Of these, options in respect of 20.3 million shares were outstanding where the scheme participants have not yet elected to exchange their rights under these schemes for rights over HBOS plc ordinary shares or exercise their options under these former schemes.

The Group also operates a number of other Inland Revenue approved and unapproved employee share option schemes. At 31 December 2001, options to acquire 16.3 million ordinary shares were outstanding. These options are exercisable at a range of prices between £6.68 and £6.80 and at various dates up to 21 February 2006.

During the year, a total of 12 million shares were issued on the exercise of options for a consideration of £48 million.

37. Minority and Other Interests (Non-equity)

The principal minority and other interests (non-equity) are set out below.

	2001 £ million	2000 £ million
£600 million preferred securities ∅	**600**	
£300 million Perpetual Regulatory tier One securities^	**300**	
£250 million preferred securities†	**250**	250
£150 million preferred securities†	**150**	150
£245 million preferred securities*	**245**	245
€415 million preferred securities*	**257**	257
£198 million non-cumulative preference shares**	**198**	198
	2,000	1,100
Less: unamortised issue costs	**(13)**	(3)
At 31 December	**1,987**	1,097

∅ On 28 November 2001, £600 million Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities Series A were issued through HBOS Capital Funding LP (£594 million net of expenses). These qualify as Tier 1 regulatory capital. These are perpetual securities and are not subject to any mandatory redemption provisions. They are redeemable in 2018, or each fifth anniversary thereafter, at the option of the general partner. The securities have a fixed coupon of 6.461% to 2018. Thereafter, if not redeemed, the coupon will be reset.

^ On 28 February 2001, £300 million Perpetual Regulatory tier One securities were issued through Bank of Scotland (£297 million net of expenses). These qualify as Tier 1 regulatory capital. A £150 million Series A Issue has a fixed coupon of 7.286% to 2016 and a Series B Issue of £150 million has a fixed coupon of 7.281% to 2026. Thereafter, if not redeemed on their respective dates, for each Issue the coupon will be reset and will be further reset at five yearly intervals. There is an option to settle the coupon payment through the issue of Ordinary Shares. Coupon payments may be deferred but the Bank of Scotland may not declare or pay dividends on any of its Ordinary Shares whilst any coupon payments are deferred.

† During 2000, the £250 million and £150 million preferred securities were issued by a subsidiary undertaking of the Bank of Scotland.

* During 1999, the £245 million and €415 million guaranteed non-voting non-cumulative preferred securities were issued by subsidiary undertakings of the Halifax Group.

** During 1999, non-cumulative preference shares were issued by a subsidiary undertaking, Halifax plc, as part of the consideration to acquire the business of the Birmingham Midshires Building Society.

38. Reserves

	Share Premium £ million	Other Reserves £ million	Profit and Loss Account £ million
Group			
At 1 January 2001		209	9,051
Reserve arising on sale of unallocated shares		21	2
Premium arising on the issue of new shares prior to the merger		268	
Premium arising on the issue of new shares	13		
Dividends retained on account of stock dividends			24
Exchange translation		(6)	
Contribution to Employee Share Trust prior to the merger			(20)
Contribution to Employee Share Trust	14		(10)
Cost of employee options granted under company share ownership plans			(36)
Retained profit			646
At 31 December 2001	**27**	**492**	**9,657**
Company			
Premium arising on the issue of new shares	13		
Contribution to Employee Share Trust	14		(10)
Retained profit			43
At 31 December 2001	**27**		**33**

Other reserves arising on the sale of unallocated shares of £21 million represent the proceeds received during the year on the sale of certain Halifax Group plc ordinary shares. The £2 million adjustment to the profit and loss account reserve represents a revision to reserves created on the Halifax Group plc reconstruction in 1999. These shares, which, following the Halifax Group restructuring that took effect on 1 June 1999, represented Halifax plc ordinary shares issued to meet claims for Halifax plc ordinary shares from qualifying members of Halifax Building Society and others following the transfer of business from Halifax Building Society to Halifax plc in 1997, and which were no longer considered necessary to meet such claims.

The Group profit and loss account reserve at 31 December 2001 includes £756 million (2000 – £362 million) not presently available for distribution. This represents the excess of retained profits on an embedded value basis over those available for distribution.

The cumulative amount of positive goodwill on acquisitions of subsidiary undertakings written off in the Group reserves is £574 million (2000 – £574 million) and in respect of joint ventures and associated undertakings £nil (2000 – £1 million).

The Ordinary Dividend Stock Alternative Scheme, which was offered as an alternative to the cash dividend to Bank of Scotland stockholders, resulted in £24 million relating to the February 2001 final dividend (2000 – £70 million) being retained by Bank of Scotland and added to reserves.

39. Reconciliation of Shareholders' Funds

	Group		Company
	2001 £ million	2000 £ million	**2001 £ million**
Profit attributable to shareholders	**1,676**	1,778	**1,073**
Dividends	**(1,030)**	(826)	**(1,030)**
Other recognised gains and losses	**(6)**	(7)	
Dividends retained on account of stock dividends	**24**	70	
Contribution to Employee Share Trust	**(30)**	(21)	**(10)**
Cost of employee options granted under company share ownership plans	**(36)**		
Ordinary capital subscribed	**309**	53	**919**
Preference capital subscribed			**400**
Reserve arising on sale of unallocated shares	**23**		
	930	1,047	**1,352**
Shareholders' Funds at 1 January	**10,538**	9,491	
Shareholders' Funds at 31 December	**11,468**	10,538	**1,352**
of which:			
Attributable to non-equity interests	**400**	400	**400**
Attributable to equity interests	**11,068**	10,138	**952**
	11,468	10,538	**1,352**

40. Memorandum Items

The contract amounts noted below indicate the volume of business outstanding at the balance sheet date in respect of contingent liabilities and commitments undertaken for customers. They do not reflect the underlying credit and other risks, which are significantly lower.

	2001 Contract Amount £ million	2000 Contract Amount £ million
Group		
Contingent Liabilities		
Acceptances and endorsements	**202**	160
Guarantees and assets pledged as collateral security		
Guarantees and irrevocable letters of credit	**2,133**	1,713
	2,335	1,873
Commitments		
Other commitments		
Short-term trade related transactions	**202**	104
Undrawn formal standby facilities, credit lines and other commitments to lend		
up to and including 1 year	**26,298**	19,229
over 1 year	**10,772**	8,199
	37,272	27,532

41. Derivatives

The Group uses interest rate swaps, forward foreign exchange contracts and other derivative instruments to hedge and reduce the interest rate and currency exposures that are inherent in any banking business. Trading transactions are either customer driven and generally matched or are carried out for proprietary trading purposes within limits approved by the Board.

The Group has entered into derivative contracts as noted below. The notional principal amounts and fair values of these derivatives (excluding internal trades) are analysed between non-trading and trading activity. "Fair value" is the amount at which instruments could be exchanged in an arm's-length transaction.

	2001			2000		
	Notional Principal Amount £ million	**Year End Fair Value Asset £ million**	**Year End Fair Value Liability £ million**	Notional Principal Amount £ million	Year End Fair Value Asset £ million	Year End Fair Value Liability £ million
Group						
Non-Trading						
Exchange Rate Related Contracts						
Forward foreign exchange	**1,653**	**24**	**12**	16,888	114	503
Cross currency swaps	**13,264**	**450**	**513**	10,723	430	538
	14,917	**474**	**525**	27,611	544	1,041
Interest Rate Related Contracts						
Interest rate swaps	**62,447**	**1,076**	**987**	77,148	1,263	834
Forward rate agreements	**734**		**1**	3,119	10	7
Options	**183**	**6**	**3**	2		
Futures	**2,838**		**4**	13,017		
	66,202	**1,082**	**995**	93,286	1,273	841
Equity and Commodity Related Contracts						
Options and swaps	**520**	**21**	**14**	614	88	66
Total Non-Trading Derivatives	**81,639**	**1,577**	**1,534**	121,511	1,905	1,948

	2001			2000		
	Notional Principal Amount £ million	**Year End Fair Value Asset £ million**	**Year End Fair Value Liability £ million**	Notional Principal Amount £ million	Year End Fair Value Asset £ million	Year End Fair Value Liability £ million
Trading						
Exchange Rate Related Contracts						
Forward foreign exchange	**49,887**	**327**	**441**	14,393	247	278
Cross currency swaps	**78**	**1**	**1**	49		2
Options	**483**	**3**	**3**	285	7	4
	50,448	**331**	**445**	14,727	254	284
Interest Rate Related Contracts						
Interest rate swaps	**184,125**	**1,415**	**1,508**	110,950	675	607
Forward rate agreements	**6,323**	**3**	**3**	4,911	6	5
Options	**31,364**	**89**	**61**	14,252	88	5
Futures	**80,591**	**22**	**60**	32,019	5	2
	302,403	**1,529**	**1,632**	162,132	774	619
Equity and Commodity Related Contracts						
Options and swaps	**323**	**11**	**5**	349	11	12
Total Trading Derivatives	**353,174**	**1,871**	**2,082**	177,208	1,039	915
Total Group Derivatives	**434,813**	**3,448**	**3,616**	298,719	2,944	2,863

41. **Derivatives** continued

The residual maturity of 'over the counter' (OTC) and non-margined exchange traded contracts was as follows:

	2001		2000	
	Notional Principal Amount £ million	**Replacement Cost £ million**	Notional Principal Amount £ million	Replacement Cost £ million
Group				
Contracts maturing				
within 1 year	**223,122**	**1,724**	150,419	1,243
between 1 and 5 years	**91,187**	**782**	83,988	1,028
after 5 years	**37,075**	**920**	19,276	668
	351,384	**3,426**	253,683	2,939

Credit Risk Analyses

Counterparties of the Group's derivative transactions are primarily financial institutions. An institutional and geographical analysis of replacement cost, based on the location of the office writing the business, is shown below:

	Group	
	2001 ***£ million***	2000 *£ million*
Institutional		
Financial Institutions	**3,094**	2,598
Non-financial Institutions	**332**	341
	3,426	2,939
Geographical		
UK	**3,190**	2,698
Rest of World	**236**	241
	3,426	2,939

The Group's objectives and policies in managing the risks that arise in connection with the use of financial instruments are set out on pages 41 to 43 of the Financial Review and Risk Management.

42. Fair Value of Financial Assets and Financial Liabilities

Fair values of financial assets and financial liabilities are based on market prices where available, or are estimated using other valuation techniques. Where they are short-term in nature or reprice frequently fair value approximates to carrying value.

Derivatives held for trading purposes as disclosed in Note 41 are carried at fair values. Derivatives held for non-trading purposes are accounted for in the same way as the underlying transaction being hedged. Fair values are based on market prices where available, or are estimated using other valuation techniques.

The following table shows the carrying amount and the fair value of financial assets and liabilities analysed between trading and non-trading:

	2001				2000			
	Assets		Liabilities		Assets		Liabilities	
	Carrying Amount £ million	Fair Value £ million	Carrying Amount £ million	Fair Value £ million	Carrying Amount £ million	Fair Value £ million	Carrying Amount £ million	Fair Value £ million
Group								
Non-Trading								
Treasury bills and other eligible bills	3,050	3,051			3,196	3,199		
Debt securities	29,220	29,303			29,016	29,104		
Equity shares	224	285			147	301		
Debt securities in issue			69,162	66,961			53,507	53,528
Dated loan capital			4,966	5,709			3,854	4,243
Undated loan capital			2,660	2,705			2,131	2,194
Preference stocks			400	577			400	522
Minority and other interests (non-equity)			1,987	2,224			1,097	1,129
Derivatives	1,298	1,577	979	1,534	1,651	1,905	1,309	1,948
Total Non-Trading	33,792	34,216	80,154	79,710	34,010	34,509	62,298	63,564
Trading								
Treasury bills and other eligible bills	1,021	1,021						
Loans and advances to banks	463	463			282	282		
Loans and advances to customers	480	480			8	8		
Debt securities	13,229	13,229			527	527		
Other assets	165	165						
Debt securities in issue			366	366			171	171
Deposits by banks			6,649	6,649			173	173
Customer accounts			1,991	1,991			50	50
Other liabilities			946	946				
Derivatives	1,871	1,871	2,082	2,082	1,039	1,039	915	915
Total Trading	17,229	17,229	12,034	12,034	1,856	1,856	1,309	1,309

Fair values in respect of non-trading financial assets and liabilities are disclosed only where there is a liquid and active market.

Fair value information is not provided for items that do not meet the definition of a financial instrument or for certain other financial instruments, including short-term debtors and creditors. The fair value information presented does not therefore represent the fair value of the Group as a going concern at 31 December 2001.

43. Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

			2001
	Gains £ million	Losses £ million	Total Net Gains/(Losses) £ million
Group			
Unrecognised gains and losses on hedges at 1 January 2001	877	1,262	(385)
Gains and losses arising in previous years that were recognised in the year ended 31 December 2001	421	771	(350)
Gains and losses arising before 1 January 2001 that were not recognised in the year ended 31 December 2001	456	491	(35)
Gains and losses arising in the year ended 31 December 2001 that were not recognised in that year	369	610	(241)
Unrecognised gains and losses on hedges at 31 December 2001	825	1,101	(276)
of which:			
Gains and losses expected to be recognised in the year ended 31 December 2002	233	663	(430)
Gains and losses expected to be recognised after 31 December 2002	592	438	154

			2000
	Gains £ million	Losses £ million	Total Net Gains/(Losses) £ million
Group			
Unrecognised gains and losses on hedges at 1 January 2000	735	542	193
Gains and losses arising in previous years that were recognised in the year ended 31 December 2000	313	367	(54)
Gains and losses arising before 1 January 2000 that were not recognised in the year ended 31 December 2000	422	175	247
Gains and losses arising in the year ended 31 December 2000 that were not recognised in that year	455	1,087	(632)
Unrecognised gains and losses on hedges at 31 December 2000	877	1,262	(385)
of which:			
Gains and losses expected to be recognised in the year ended 31 December 2001	381	784	(403)
Gains and losses expected to be recognised after 31 December 2001	496	478	18

44. Interest Rate Sensitivity Gap

The tables below summarise the repricing profiles of the Group's assets and liabilities.

As at 31 December 2001

	Not more than 3 months £ million	Over 3 months but not over 6 months £ million	Over 6 months but not over 1 year £ million	Over 1 year but not over 5 years £ million	Over 5 years £ million	Non-interest bearing £ million	Trading £ million	Total £ million
Assets								
Treasury bills and other eligible bills	2,001	948	9	92			1,021	4,071
Loans and advances to banks	9,772	1,542	462	169	26	495	463	12,929
Loans and advances to customers	150,282	5,732	4,110	27,040	9,893	356	480	197,893
Debt securities and equity shares	19,550	5,023	1,589	2,102	729	451	13,229	42,673
Other assets	224	221	215	589	684	12,197	2,978	17,108
	181,829	13,466	6,385	29,992	11,332	13,499	18,171	274,674
Liabilities								
Deposits by banks	19,943	1,951	1,196	27	18	665	6,649	30,449
Customer accounts	127,404	2,465	2,840	3,779	150	1,887	1,991	140,516
Debt securities in issue	52,011	9,435	4,317	1,441	1,952	6	366	69,528
Other liabilities			1	20		9,138	3,526	12,685
Subordinated liabilities	1,268	203		785	5,370			7,626
Minority interests and shareholders' funds						13,870		13,870
Internal funding of trading business	(5,639)						5,639	
	194,987	14,054	8,354	6,052	7,490	25,566	18,171	274,674
On-balance sheet gap	(13,158)	(588)	(1,969)	23,940	3,842	(12,067)		
Non-trading derivatives	6,598	(746)	(1,372)	(9,305)	4,825			
Net interest rate repricing gap 2001	(6,560)	(1,334)	(3,341)	14,635	8,667	(12,067)		
Cumulative gap 2001	(6,560)	(7,894)	(11,235)	3,400	12,067			

44. Interest Rate Sensitivity Gap continued

As at 31 December 2000

	Not more than 3 months £ million	Over 3 months but not over 6 months £ million	Over 6 months but not over 1 year £ million	Over 1 year but not over 5 years £ million	Over 5 years £ million	Non-interest bearing £ million	Trading £ million	Total £ million
Assets								
Treasury bills and other eligible bills	2,919	185	19	73				3,196
Loans and advances to banks	14,493	2,253	618	87	24	360	282	18,117
Loans and advances to customers	118,657	5,241	3,499	29,737	12,211	535	8	169,888
Debt securities and equity shares	18,888	2,504	3,355	3,237	652	527	527	29,690
Other assets	5			1,277	247	11,470	1,195	14,194
	154,962	10,183	7,491	34,411	13,134	12,892	2,012	235,085
Liabilities								
Deposits by banks	21,664	1,820	1,256	4		411	173	25,328
Customer accounts	115,015	2,433	3,341	4,322	48	1,803	50	127,012
Debt securities in issue	40,334	4,253	3,526	3,398	1,996		171	53,678
Other liabilities				24	3	9,997	1,046	11,070
Subordinated liabilities	904	167		201	4,713			5,985
Minority interests and shareholders' funds						12,012		12,012
Internal funding of trading business	(572)						572	
	177,345	8,673	8,123	7,949	6,760	24,223	2,012	235,085
On-balance sheet gap	(22,383)	1,510	(632)	26,462	6,374	(11,331)		
Non-trading derivatives	14,501	(8,775)	(1,144)	(8,331)	3,749			
Net interest rate repricing gap 2000	(7,882)	(7,265)	(1,776)	18,131	10,123	(11,331)		
Cumulative gap 2000	(7,882)	(15,147)	(16,923)	1,208	11,331			

All derivative instruments which alter the interest bases of the non-trading portfolio of assets and liabilities are reflected in the above tables.

45. Trading Value at Risk

The Group's Value at Risk (VaR) methodology of estimating potential losses arising from the Group's exposure to market risk is explained on page 43 of the Financial Review and Risk Management. The Group's trading market risk exposure for the year ended 31 December 2001 is analysed below.

	Exposure							
	As at 31 December	As at 31 December	Average		Highest		Lowest	
	2001 £ million	2000 £ million	**2001 £ million**	2000 £ million	**2001 £ million**	2000 £ million	**2001 £ million**	2000 £ million
Total Value at Risk	**13.8**	3.1	**8.0**	1.7	**21.4**	4.5	**0.8**	0.2

For all significant exposures VaR has been calculated on a daily basis.

46. Non-trading Currency Exposure

Structural currency exposures arise from the Group's investments in overseas subsidiaries, branches and other investments and are noted in the table below.

	2001			2000		
Functional currency of the operation	Net investments in overseas operations £ million	Borrowing taken out to hedge the net investments £ million	Remaining structural currency exposure £ million	Net investments in overseas operations £ million	Borrowing taken out to hedge the net investments £ million	Remaining structural currency exposure £ million
US Dollar	114	85	29	36	12	24
Euro	212	56	156	65	55	10
Australian Dollar	307	281	26	267	232	35
Other	2	2		2	2	
Total	635	424	211	370	301	69

As at 31 December 2001 and 31 December 2000 there are no material net currency exposures in the non-trading book relating to transactional (or non-structural) positions that would give rise to net currency gains or losses for the reason set out on page 43 of the Financial Review and Risk Management.

47. Assets and Liabilities in Foreign Currencies

	Group	
	2001 £ million	2000 £ million
The aggregate amounts of assets and liabilities denominated in currencies other than sterling were:		
Assets	59,932	49,361
Liabilities	82,912	59,388

The above figures do not reflect the Group exposure to foreign exchange, which is significantly lower as it is hedged by off-balance sheet instruments.

48. Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

	2001 £ million	2000 £ million
Group operating profit	2,670	2,683
Decrease/(increase) in accrued income and prepayments	395	(642)
(Decrease)/increase in accruals and deferred income	(840)	1,561
Provision for bad and doubtful debts	608	471
Depreciation and goodwill amortisation	538	490
Amortisation of debt securities	51	21
Increase in the income from long-term assurance business	(470)	(288)
Interest on subordinated loans	467	422
Profits on sale of investment securities	(92)	(116)
Profits on sale of fixed assets	(7)	(19)
Provisions for liabilities and charges	171	17
Provisions utilised	(93)	(19)
Provision against debt securities and equity shares	21	9
Exchange differences	(194)	(102)
Other non-cash movements	14	
Net cash inflow from trading activities	3,239	4,488
Net increase in notes in circulation	84	108
Net (increase)/decrease in items in course of collection	(229)	121
Net (increase)/decrease in treasury and other eligible bills	(875)	255
Net increase in loans and advances to banks and customers	(21,979)	(21,286)
Net increase in deposits by banks and customer accounts	16,370	15,441
Net increase in debt securities in issue	15,850	5,960
Net increase in other assets	(1,320)	(1,117)
Net increase in other liabilities	2,233	678
Net (increase)/decrease in debt securities	(12,702)	133
Net cash inflow from operating activities	671	4,781

49. Gross Cash Flows

	Notes	2001 £ million	2000 £ million
(i) Returns on investments and servicing of finance			
Interest paid on loan capital		(456)	(395)
Preference dividends paid		(37)	(37)
Dividends paid to minority shareholders in subsidiary undertakings		(145)	(102)
		(638)	(534)
(ii) Capital expenditure and financial investment			
Transfers to long-term assurance business		(254)	(81)
Purchase of investment securities		(64,169)	(72,709)
Sale and maturity of investment securities		64,370	72,282
Purchase of property and equipment		(390)	(452)
Sale of property and equipment		99	130
Movement in own shares		1	6
Purchase of operating lease assets		(1,305)	(1,328)
Sale of operating lease assets		572	598
		(1,076)	(1,554)
(iii) Acquisitions and disposals			
Investment in subsidiary undertakings		(700)	(932)
Investment in associated undertakings, joint ventures and business interests		(69)	(54)
Disposal of associated undertakings, joint ventures and business interests		31	
Minority interest acquired		4	
Minority interest disposed		(5)	
		(739)	(986)
(iv) Financing			
Issue of ordinary stock	52	275	53
Issue of subordinated loan capital	52	1,595	935
Issue of Perpetual Regulatory tier One securities		297	
Issue of preferred securities		594	400
Repayments of subordinated loan capital	52	(33)	(185)
Contribution to Employee Share Trust		(30)	(21)
Cost of employee options granted under company share ownership plans		(36)	
Other movements	52		2
		2,662	1,184

50. Acquisitions and Disposals

(a) On 16 February 2001, Bank of Scotland acquired 99.99% of the share capital of ICC Bank plc, which is based in Ireland. The remaining equity has been acquired during the year. The consideration of £227 million inclusive of fees and expenses was satisfied partly in cash raised from the proceeds of a placing of Bank of Scotland stock and partly by stock issued.

The summarised profit and loss account for ICC Bank plc included in the results of the Group from 16 February 2001 to 31 December 2001 is as follows:

		2001 £ million
Interest receivable		128
Interest payable		(78)
Net interest income		50
Fees and commissions receivable		9
Fees and commissions payable		(1)
Other operating income		7
Net operating income		65
Administrative expenses	(19)	
Depreciation	(1)	
Operating expenses		(20)
Provisions for bad and doubtful debts		(4)
Operating profit		41

The net assets at the date of acquisition are shown in the table below.

	Acquired book value £ million	Revaluation adjustments £ million	Accounting policy adjustments £ million	Total fair value adjustments £ million	Fair value to the Group £ million
Loans and advances to banks and customers	2,239	(4)		(4)	2,235
Debt securities and equity shares	233	39		39	272
Other assets, prepayments and accrued income	41		(1)	(1)	40
Total assets	2,513	35	(1)	34	2,547
Deposits by banks, customer accounts and debt securities in issue	2,255				2,255
Other liabilities, accruals and deferred income and other provisions	48				48
Subordinated liabilities	78	1		1	79
Minority interests	2				2
Total liabilities	2,383	1		1	2,384
Net assets	130	34	(1)	33	163
Goodwill					64
Consideration					227
Satisfied by:					
Cash					193
Shares issued at fair value					34
					227

In accordance with FRS 7 "Fair Values in Acquisition Accounting", the principal fair value adjustment reflects the revaluation of debt securities and equity shares to market value. The other accounting policy and revaluation adjustments are not individually material.

50. Acquisitions and Disposals continued

(b) Equitable Life Assurance Society ("The Equitable")

On 1 March 2001, the Halifax Group acquired the operating assets, salesforce and unit linked and non-profit business of The Equitable for £507 million (including costs of acquisition). Net assets with a fair value of £341 million were acquired, creating a balance of goodwill on the acquisition of £166 million.

The acquisition method of accounting has been adopted and the results of the acquired operation have been consolidated in full from that date.

On 11 January 2002, The Equitable's guaranteed annuity rate and non-guaranteed annuity rate policyholders voted in favour of a scheme of arrangement to compromise their respective claims against the with-profits fund. The scheme became effective on 8 February 2002.

As a result of this, in accordance with the terms of the acquisition, in addition to the consideration paid of £507 million, Halifax plc (a subsidiary undertaking of HBOS plc) agreed to pay a further £250 million which it has done by unconditionally waiving the repayment of £250 million of loans advanced by it to The Equitable under a fully collateralised loan facility of £251 million, which was granted in 2001.

This waiver will be dealt with as an adjustment to goodwill, although this has not been recognised in the balance sheet as at 31 December 2001 as the scheme only became effective after the balance sheet date.

In addition, Halifax Group is obliged to pay up to a further £250 million depending on the extent to which certain new business sales and profitability targets are achieved in 2003 and 2004 by the distribution channel acquired from The Equitable. Any amounts to be paid will only be ascertained in 2005. Under the terms of the acquisition, any obligation arising was to have been met by Halifax plc advancing a further loan of £250 million under the £251 million fully collateralised loan facility and waiving its repayment to the extent The Equitable became entitled to a further payment. It has now been agreed that in the event that a further amount becomes payable to The Equitable, a cash payment will be made by Halifax Group plc. This will be dealt with, in the accounts of Halifax Group plc, as an adjustment to the value of goodwill arising on the acquisition of The Equitable's business.

The following table summarises the effects of this acquisition:

	Acquired book value £ million	Revaluation adjustments £ million	Accounting policy adjustments £ million	Total fair value adjustments £ million	Fair value to the Group £ million
Long-term assurance business attributable to shareholders			277	277	277
Long-term assurance assets attributable to policyholders	4,106				4,106
Other assets	149		10	10	159
Total assets	4,255		287	287	4,542
Long-term assurance liabilities attributable to policyholders	4,106				4,106
Other liabilities	84	12	(1)	11	95
Total liabilities	4,190	12	(1)	11	4,201
Net assets	65	(12)	288	276	341
Goodwill					166
Consideration					507
Satisfied by:					
Cash					500
Acquisition costs					7
					507

In accordance with FRS 7, preliminary fair value adjustments have been made. The principal adjustment required reflects the fact that as a mutual life assurance society, The Equitable did not prepare accounts on an embedded value basis. A fair value adjustment for £277 million has therefore been made, being an estimate of the value of acquired in-force business. The other accounting policy and revaluation adjustments are not individually material.

The goodwill arising on the acquisition is being amortised over a period of 20 years to reflect the strategic rationale of the acquisition and the period over which the economic benefits associated with the goodwill are expected to arise.

50. Acquisitions and Disposals continued

The summarised profit and loss account for The Equitable's acquired operating business included in the results of the Group from 1 March 2001 to 31 December 2001 is as follows:

	£ million
Fees and commissions receivable	62
Other operating income	
Income from long-term assurance business	46
Total income	108
Administrative expenses	(42)
Depreciation	(1)
Operating profit	65

In addition, exceptional integration costs of £42 million have been incurred in respect of this acquisition.

It has not been practicable to disclose the turnover, operating profit or profit after taxation for the acquired operating assets, salesforce and unit-linked and non-profit business for the periods prior to the acquisition as they were integrated within The Equitable's operations and thus did not form a separately identifiable business.

(c) St. James's Place Capital plc (SJPC)
On 1 June 2000, the Halifax Group acquired 60% of the issued share capital of SJPC for a total cost of £810 million.

The preliminary fair value adjustments applied as at 31 December 2000 have been reviewed, resulting in a £12 million increase in the value of goodwill acquired net of minority interests of £9 million. The revaluation adjustments relate to SJPC's participating interest in LAHC. LAHC has changed its accounting to reflect the latest ABI guidance (in particular the way DSS payments are accounted for) resulting in a reduction to the embedded value of £43 million. This is offset by the renegotiation of various agreements relating to certain indemnities which amounted to £22 million post tax. As a result net assets with a fair value of £437 million were acquired which, after deduction of the minority interest of £187 million, creates goodwill on acquisition of £560 million.

(d) During the year a further £26 million of goodwill arose from the acquisition of minorities and from fair value adjustments to previous acquisitions. During 2000, £24 million of goodwill arose from the combination of an acquisition of a portfolio of motor finance receivables and motor dealer funding, acquisitions of minorities and from fair value adjustments to previous acquisitions.

(e) UK credit card operation of Bank One Corporation ("Bank One International")
On 21 June 2000, the Group's subsidiary, Halifax plc, acquired Bank One International for a total consideration of £228 million. Net assets with a fair value of £207 million were acquired creating goodwill on acquisition of £21 million.

(f) There were no material disposals in the year to 31 December 2001.

51. Analysis of the Balances of Cash as shown in the Balance Sheet

	As at 1 January 2001 £ million	Cashflow £ million	As at 31 December 2001 £ million	As at 1 January 2000 £ million	Cashflow £ million	As at 31 December 2000 £ million
Cash and balances at central banks	1,252	(102)	1,150	944	308	1,252
Loans and advances to other banks repayable on demand	2,400	(775)	1,625	1,261	1,139	2,400
	3,652	(877)	2,775	2,205	1,447	3,652

The Group maintains balances with the Bank of England which, at 31 December 2001, amounted to £732 million (2000 – £636 million).

52. Analysis of the Changes in Financing During the Year

	2001		2000	
	Share Capital (including Premium) £ million	**Loan Capital £ million**	Share Capital (including Premium) £ million	Loan Capital £ million
At 1 January	**1,278**	**5,985**	1,270	5,133
Effect of foreign exchange differences				100
Acquisitions		**79**		
Shares issued as part payment for the acquisition of ICC Bank plc	**34**			
Proceeds of capital issues (including premium) – ordinary shares	**275**		53	
Issue of subordinated loan capital		**1,595**		935
Repayments of loan capital		**(33)**		(185)
Non cash movement				
Transfer of share premium to other reserves	**(268)**		(45)	
Other movements				2
At 31 December	**1,319**	**7,626**	1,278	5,985

53. Related Party Transactions

In the year ended 31 December 2001, Bank of Scotland Group provided both administration and processing services to Sainsbury's Bank plc. The amounts in respect of administration and processing services payable to Bank of Scotland Group during the year were £19 million (2000 – £20 million), of which £6 million was outstanding at the year end (2000 – £5 million).

During the year, IBM United Kingdom (Systems Operations) Limited, a non consolidated subsidiary, provided to Bank of Scotland Group systems operations services. The amounts in respect of these services payable from Bank of Scotland Group during the year were £116 million (2000 – £36 million), of which £11 million was outstanding at the year end (2000 – £2 million).

54. Main Joint Ventures and Associated Undertakings

	Nature of Business	Issued Share and Loan Capital		Group's Interest	Accounts Made up to	Principal Area of Operations
Incorporated in the UK						
Joint Ventures:						
Centrica Personal Finance Limited	Finance	ordinary	£3,000,000	50.0%	December 2001	UK
		loan	£4,500,000	50.0%		
RFS Limited	Finance	ordinary	£6,000,006	50.0%	December 2001	UK
Lex Vehicle Leasing (Holdings) Ltd and its subsidiaries	Vehicle Leasing	ordinary	£66,300,000	50.0%	December 2001	UK
Halifax Cetelem Credit Ltd	Consumer Credit	ordinary	£12,000,000	50.0%	December 2001	UK
esure Holdings Ltd and its subsidiaries	Insurance	ordinary	£3,330,000	70.0%	December 2001	UK
Associated Undertaking:						
Sainsbury's Bank plc	Banking	ordinary	£130,000,000	45.0%	February 2001	UK

All the above are held by subsidiary undertakings.

The Group also holds 100% of the preference shares issued by esure Holdings Ltd.

55. Main Subsidiary Undertakings

	Company's Interest in Ordinary Share Capital and Voting Rights	Principal Business	Incorporated
The Governor and Company of Bank of Scotland and subsidiaries, including	100%†	Banking, financial and related services	UK
Bank of Scotland Treasury Services PLC	100%	Banking	UK
Bank of Western Australia Ltd	56.3%	Retail and commercial banking	Australia
CAPITAL BANK plc	100%*	Banking and personal finance	UK
Halifax Group plc and subsidiaries, including	100%	Retail financial services	UK
Halifax plc	100%ø	Banking	UK
Halifax General Insurance Services Ltd	100%	General insurance brokerage	UK
Halifax Share Dealing Ltd	100%	Execution only stockbroking	UK
Clerical Medical Investment Group Ltd	100%	Life assurance	UK
Halifax Financial Services Ltd	100%	Financial services	UK
Halifax Unit Trust Management Ltd	100%	Unit trust management	UK
St. James's Place Capital plc	60%	Financial services	UK

† HBOS plc holds 100% of the issued preference share capital.

* Bank of Scotland also holds 100% of the issued preference share capital.

ø Halifax Group plc also holds 75% of the issued preference share capital.

56. Transactions with Directors, Officers and Connected Persons

The aggregate amounts outstanding at 31 December 2001 in respect of loans and credit cards which were made available by the Group for persons who are, or were during the year, Directors and officers of HBOS plc and their connected persons were:

	Number	**Aggregate amount outstanding £000**
Loans	**7**	**1,248**
Credit card accounts	**12**	**33**

57. Segmental Analysis

Business Sector

The Group reports through five divisions: Retail, Business, Corporate, Treasury, Insurance & Investment, plus BankWest and Group Items.

	Profit before Tax £ million	**Exceptional items and Intelligent Finance £ million**	**2001 Total £ million**	Profit before Tax £ million	Exceptional items and Intelligent Finance £ million	2000 Total £ million
Retail	**1,403**	**(179)**	**1,224**	1,567	(141)	1,426
Business	**308**	**(9)**	**299**	290	(62)	228
Corporate	**515**	**(1)**	**514**	376	(2)	374
Treasury	**169**	**(2)**	**167**	210		210
Insurance & Investment	**772**	**(22)**	**750**	593	(7)	586
BankWest	**80**		**80**	73		73
Group Items	**(240)**	**(164)**	**(404)**	(184)	(45)	(229)
	3,007	**(377)**	**2,630**	2,925	(257)	2,668

57. Segmental Analysis continued

	Net Assets		Total Assets	
	2001 £ million	2000 £ million	2001 £ million	2000 £ million
Retail	3,953	3,886	139,499	121,230
Business	1,046	1,153	21,954	18,448
Corporate	2,100	1,790	38,211	29,007
Treasury	643	870	61,866	55,277
Insurance & Investment	3,352	2,487	42,963	34,969
BankWest	374	352	7,782	7,212
	11,468	10,538	312,275	266,143

Geographical

The table below analyses the Group results and assets by the geographical area in which the business is generated. The geographical analysis is prepared in accordance with the location of the relevant company or branch.

	2001			2000		
	UK £ million	Rest of World £ million	Group Total £ million	UK £ million	Rest of World £ million	Group Total £ million
Interest receivable	14,961	1,154	16,115	14,154	957	15,111
Fees and commissions receivable	1,789	132	1,921	1,575	136	1,711
Dealing profits	77	5	82	61	5	66
Other operating income	974	239	1,213	815	28	843
Gross income	17,801	1,530	19,331	16,605	1,126	17,731
Operating profit before exceptional items and Intelligent Finance	2,663	308	2,971	2,720	175	2,895
Share of operating profits of joint ventures	25	(5)	20	10		10
Share of operating profits of associated undertakings	13	3	16	18	2	20
Exceptional items and Intelligent Finance	(377)		(377)	(245)	(12)	(257)
Group profit before taxation	2,324	306	2,630	2,503	165	2,668
Total assets	289,423	22,502	311,925	248,932	16,904	265,836
Joint ventures			216			184
Associated undertakings			134			123
Group total assets			312,275			266,143
Net assets (excluding minority interests)	10,370	1,098	11,468	9,871	667	10,538

58. Business Merger

The merger of the Bank of Scotland Group and Halifax Group was completed on 10 September 2001. The book value of net assets at the time of the merger together with adjustments arising from the alignment of accounting policies were:

	£ million
Bank of Scotland Group	
Book value of net assets at time of merger	3,925
Accounting adjustments relating to merger alignment (Note 59)	(53)
Restated net assets at time of merger	3,872
Halifax Group	
Book value of net assets at time of merger	7,587
Accounting adjustments relating to merger alignment (Note 59)	(7)
Restated net assets at time of merger	7,580

58. Business Merger continued

An analysis of contribution to the profit attributable to shareholders made by the combining groups in the period prior to the merger date of 10 September 2001, together with the contribution from the combined Group in the period subsequent to the merger, is as follows:

Profit & Loss Account	Bank of Scotland Group Pre merger £ million	Halifax Group Pre merger £ million	Combined Post merger £ million	Total £ million
Net interest income	1,426	1,491	1,256	4,173
Non-interest income	623	964	1,112	2,699
Net operating income	2,049	2,455	2,368	6,872
Administrative expenses	(872)	(1,038)	(1,057)	(2,967)
Depreciation and goodwill amortisation	(59)	(146)	(333)	(538)
Provisions for bad and doubtful debts	(328)	(87)	(193)	(608)
General insurance claims	(12)	(34)	(22)	(68)
Amounts written off fixed asset investments	(4)		(17)	(21)
Operating profit	774	1,150	746	2,670
Before exceptional items and Intelligent Finance	774	1,269	928	2,971
Exceptional items		(9)	(138)	(147)
Intelligent Finance		(110)	(44)	(154)
Share of operating profits/(losses) of joint ventures and associated undertakings	30	(2)	8	36
Merger costs – exceptional	(40)	(36)		(76)
Profit on ordinary activities before taxation	764	1,112	754	2,630
Before exceptional items and Intelligent Finance	804	1,267	936	3,007
Exceptional items	(40)	(45)	(138)	(223)
Intelligent Finance		(110)	(44)	(154)
Taxation	(272)	(331)	(162)	(765)
Profit on ordinary activities after taxation	492	781	592	1,865
Before exceptional items and Intelligent Finance	532	901	722	2,155
Exceptional items	(40)	(43)	(99)	(182)
Intelligent Finance		(77)	(31)	(108)
Minority interests	(59)	(76)	(54)	(189)
Profit for the period attributable to shareholders	433	705	538	1,676

Pre merger results are adjusted for the effect of alignments of accounting policies and practices, which are not material.

58. Business Merger continued

The equivalent analysis for the year ended 31 December 2000 is as follows:

Profit & Loss Account	Bank of Scotland Group Pre merger £ million	Halifax Group Pre merger £ million	Total £ million
Net interest income	1,645	2,386	4,031
Non-interest income	1,151	1,062	2,213
Net operating income	2,796	3,448	6,244
Administrative expenses	(1,174)	(1,406)	(2,580)
Depreciation and goodwill amortisation	(299)	(191)	(490)
Provisions for bad and doubtful debts	(381)	(90)	(471)
General insurance claims	(11)		(11)
Amounts written off fixed asset investments	(9)		(9)
Operating profit	922	1,761	2,683
Before exceptional items and Intelligent Finance	1,002	1,893	2,895
Exceptional items	(80)	(44)	(124)
Intelligent Finance		(88)	(88)
Share of operating profits/(losses) of joint ventures and associated undertakings	41	(56)	(15)
Profit on ordinary activities before taxation	963	1,705	2,668
Before exceptional items and Intelligent Finance	1,043	1,882	2,925
Exceptional items	(80)	(89)	(169)
Intelligent Finance		(88)	(88)
Taxation	(286)	(471)	(757)
Profit on ordinary activities after taxation	677	1,234	1,911
Before exceptional items and Intelligent Finance	739	1,323	2,062
Exceptional items	(62)	(27)	(89)
Intelligent Finance		(62)	(62)
Minority interests	(60)	(73)	(133)
Profit for the year attributable to shareholders	617	1,161	1,778

Pre merger results are adjusted for the effect of alignments of accounting policies and practices, which are not material.

59. Accounting Policy Alignment

The Group's accounting policies are set out on pages 65 and 66. These harmonise the policies used within Bank of Scotland Group and Halifax Group prior to the merger of the two groups on 10 September 2001.

The Group has adopted a consistent approach to the transitional implementation arrangements of FRS 15 "Tangible Fixed Assets". This has resulted in Bank of Scotland Group restating the carrying value of its tangible fixed assets to a historical cost basis. The effect of this merger adjustment at 31 December 2000 was to decrease the Group's tangible fixed assets by £47 million, with a corresponding decrease to the Group's profit and loss account reserves. The impact of this merger adjustment on profit on ordinary activities before taxation in 2001 and 2000 is not material to the Group.

General provision policy has been standardised based on an expected loss methodology. The loan loss estimate makes use of, inter alia, historical loan loss experience and economic and other business climate conditions. Specific loan loss provision methodology has also been standardised within all Divisions of HBOS. The impact on 2001 results of aligning general and specific provisioning policy methodologies is not significant.

While a number of accounting policies and practices have now been aligned across the Group, none of these are material to the Group.

60. Post Balance Sheet Events

As described in Note 50, on 1 March 2001, the Halifax Group acquired the operating assets, sales force and unit linked and non-profit business of The Equitable. On 11 January 2002, The Equitable's guaranteed annuity rate and non-guaranteed annuity rate policyholders voted in favour of a scheme of arrangement to compromise their respective claims against the with-profits fund. The scheme became effective on 8 February 2002. As a result of this, in accordance with the terms of the acquisition, in addition to the consideration paid of £507 million, Halifax plc (a subsidiary of HBOS plc) agreed to pay a further £250 million which it has done by unconditionally waiving the repayment of £250 million of loans advanced by it to The Equitable under a fully collateralised loan facility of £251 million, which was granted in 2001. The accounting implications arising from this are set out in Note 50.

Accounts in US Dollars
at $1.4517 to the £ (2000 – $1.4929 to the £)

Summary of Consolidated Balance Sheet
As at 31 December 2001

		2001 US$ million		2000 US$ million
Assets				
Cash and balances at central banks		**1,669**		1,869
Items in course of collection		**1,427**		1,126
Bills, debt securities and equity shares		**67,858**		49,096
Loans, advances and other accounts		**318,374**		290,911
Interest in associated undertakings and joint ventures		**508**		458
Intangible and tangible fixed assets		**4,170**		3,916
Long-term assurance business attributable to shareholders		**4,740**		3,582
Long-term assurance assets attributable to policyholders		**54,584**		46,367
Total Assets		**453,330**		397,325
Liabilities				
Deposits by banks, customers and debt securities in issue		**349,125**		307,564
Notes in circulation		**1,070**		975
Proposed dividends		**986**		817
Deferred taxation		**911**		742
Other liabilities and provisions		**15,448**		13,993
Subordinated liabilities – Dated loan capital		**7,210**		5,754
– Undated loan capital		**3,861**		3,181
Long-term assurance liabilities attributable to policyholders		**54,584**		46,367
		433,195		379,393
Capital and Reserves				
Called up share capital				
Preference stocks	**581**		596	
Ordinary shares	**1,294**		1,311	
Reserves	**14,773**		13,824	
Minority interests	**3,487**		2,201	
		20,135		17,932
Total Liabilities		**453,330**		397,325

Summary of Consolidated Profit and Loss Account
For the year ended 31 December 2001

	2001 US$ million	2000 US$ million
Operating profit before provisions	**4,759**	4,709
Provisions for bad and doubtful debts	**(883)**	(703)
Operating profit	**3,876**	4,006
Profit on ordinary activities before taxation	**3,817**	3,983
Profit attributable to shareholders	**2,432**	2,654
Dividends:		
Preference	**53**	55
Ordinary	**1,441**	1,178
Retained profit	**938**	1,421
Underlying earnings per share	**82.2c**	83.0c
Dividends per 25p Ordinary Share	**40.6c**	33.4c

Accounts in Euros

at €1.6380 to the £ (2000 – €1.6052 to the £)

Summary of Consolidated Balance Sheet

As at 31 December 2001

		2001 € million		2000 € million
Assets				
Cash and balances at central banks		**1,881**		2,010
Items in course of collection		**1,611**		1,210
Bills, debt securities and equity shares		**76,566**		52,789
Loans, advances and other accounts		**359,231**		312,794
Interest in associated undertakings and joint ventures		**573**		493
Intangible and tangible fixed assets		**4,705**		4,210
Long-term assurance business attributable to shareholders		**5,349**		3,853
Long-term assurance assets attributable to policyholders		**61,590**		49,854
Total Assets		**511,506**		427,213
Liabilities				
Deposits by banks, customers and debt securities in issue		**393,930**		330,701
Notes in circulation		**1,207**		1,047
Proposed dividends		**1,113**		878
Deferred taxation		**1,028**		798
Other liabilities and provisions		**17,426**		15,046
Subordinated liabilities – Dated loan capital		**8,135**		6,186
– Undated loan capital		**4,357**		3,421
Long-term assurance liabilities attributable to policyholders		**61,590**		49,854
		488,786		407,931
Capital and Reserves				
Called up share capital				
Preference shares	**655**		642	
Ordinary shares	**1,461**		1,409	
Reserves	**16,669**		14,865	
Minority interests	**3,935**		2,366	
		22,720		19,282
Total Liabilities		**511,506**		427,213

Summary of Consolidated Profit and Loss Account

For the year ended 31 December 2001

	2001 € million	2000 € million
Operating profit before provisions	**5,369**	5,063
Provisions for bad and doubtful debts	**(996)**	(756)
Operating profit	**4,373**	4,307
Profit on ordinary activities before taxation	**4,307**	4,283
Profit attributable to shareholders	**2,744**	2,854
Dividends:		
Preference	**60**	59
Ordinary	**1,626**	1,267
Retained profit	**1,058**	1,528
Underlying earnings per share	**92.7c**	89.2c
Dividends per 25p Ordinary Share	**45.9c**	36.0c

Shareholder Information

Financial Calendar

27 February 2002	Annual Results announcement
13 March 2002	HBOS plc Ordinary Shares ex-dividend date
15 March 2002	HBOS plc Ordinary Shares record date
8 May 2002	HBOS plc Preference Shares ex-dividend date
10 May 2002	HBOS plc Preference Shares record date
15 May 2002	Annual General Meeting
31 May 2002	Payment of final ordinary dividend for 2001
31 May 2002	Payment of HBOS plc Preference Shares dividend
25 July 2002	Interim Results for 2002 announced
14 August 2002	HBOS plc Ordinary Share ex-dividend date
16 August 2002	HBOS plc Ordinary Share record date
25 October 2002	Payment of interim ordinary dividend for 2002
6 November 2002	HBOS plc Preference Shares ex-dividend date
8 November 2002	HBOS plc Preference Shares record date
2 December 2002	Payment of HBOS plc Preference Shares dividend

Useful Contacts

For general enquiries about your shares, call our Registrars on 0870 702 0102 or write to Computershare Investor Services PLC, PO Box 1909, The Pavillions, Bridgwater Road, Bristol BS99 7DS.

Share Price

For the current share price call the Halifax Share Dealing Price Line on 0901 4700 007. Calls are charged at 60p per minute at all times and should last no longer than one minute.

Halifax Share Dealing Limited (HSDL)

To buy or sell HBOS plc shares call HSDL on 08705 711 117. If you wish to open a self select mini or maxi stocks and shares ISA with HSDL please call 0870 24 33 444. Halifax Share Dealing Limited is regulated by the Financial Services Authority, a member of the London Stock Exchange and an Inland Revenue approved ISA Manager.

Internet

Visit our home page at www.HBOSplc.com

Registered Office

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Registered Number

SC218813

Share Register Analysis at 31 December 2001

Size of shareholding	Number of shareholders	%	Number of ordinary shares	%
1 – 200	1,192,780	42.46	208,856,236	5.86
201 – 1,000	1,473,403	52.44	577,193,664	16.18
1,001 – 5,000	132,667	4.72	180,531,931	5.06
5,001 – 10,000	5,063	0.18	36,080,695	1.01
10,001 – 50,000	3,950	0.14	77,935,339	2.19
50,001 – 100,000	460	0.02	32,528,036	0.91
over 100,000	1,152	0.04	2,453,441,190	68.79
Total	2,809,475	100	3,566,567,091	100

Published by Black Sun plc 020 7736 0011. Photography by Noorie Parvez and John Higginson.
Printed by Pillans & Wilson, Edinburgh.

HBOS plc
The Mound
Edinburgh
EH1 1YZ

www.HBOSplc.com

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